

COLLINS AEROSPACE
PRATT & WHITNEY
RAYTHEON

RTX
Notice of 2024
Annual Meeting of
Shareowners and
Proxy Statement

Our Values

At RTX, we hold ourselves to the highest standard and live by our values:



Trust

We act with integrity and do the right thing.



Respect

We embrace diverse perspectives and treat others the way they want to be treated.



Accountability

We honor our commitments, expect excellence and take pride in our work.



Collaboration

We share insights, learn together and perform as a team.



Innovation

We experiment, design, build and transform with speed and agility.

These values drive our actions, behaviors and performance with a vision for a safer, more connected world.

RTX

March 11, 2024

Notice of 2024 Annual Meeting of Shareowners

PLACE

Our 2024 Annual Meeting will be held in a virtual-only format at:
www.virtualshareholdermeeting.com/RTX2024

DATE AND TIME

May 2, 2024
8:00 a.m. Eastern time

Your vote is very important. Please submit your proxy card or voting instruction form as soon as possible.

Who may vote

If you owned shares of RTX Common Stock at the close of business on March 5, 2024, you are entitled to receive this Notice of the 2024 Annual Meeting and to vote at the meeting, either during the virtual meeting or by proxy.

How to attend

To be admitted to the 2024 Annual Meeting via the website, enter the 16-digit voting control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification. You can find detailed instructions on pages 110-112 of this Proxy Statement.

Please review this Proxy Statement and vote in one of the four ways shown to the right under "Voting Methods Available to You."

By Order of the Board of Directors.

Edward G. Perrault
Corporate Vice President & Secretary

AGENDA

1 Election of the Thirteen Director Nominees Listed in this Proxy Statement

2 Advisory Vote to Approve Executive Compensation

3 Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024

4 Approve an Amendment to the RTX Corporation 2018 Long-Term Incentive Plan

5 Shareowner Proposal Requesting a Lobbying Transparency Report

6 Shareowner Proposal Requesting a Report on Full Value Chain Emissions Reduction Plan

7 Shareowner Proposal Requesting a Human Rights Impact Assessment

VOTING METHODS AVAILABLE TO YOU



Internet
Visit the website shown in your proxy card, voting instruction form or electronic communications.



Telephone
Call the number shown in your proxy card, voting instruction form or electronic communications.



Mail
Sign, date and return your proxy card or voting instruction form in the enclosed envelope.



During the Meeting
Attend the 2024 Annual Meeting online. See pages 110-112 for instructions.

Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareowners to be held on May 2, 2024. This Notice of the 2024 Annual Meeting of Shareowners and Proxy Statement, as well as RTX's 2023 Annual Report, are available free of charge at www.proxyvote.com or at www.rtx.com/proxy. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, the Proxy Statement or Annual Report.

The Board of Directors of RTX Corporation ("RTX," the "Company" or the "Corporation") is soliciting proxies to be voted at our 2024 Annual Meeting of Shareowners on May 2, 2024, and at any postponed or reconvened meeting. We expect that the proxy materials or a notice of internet availability will be mailed and made available to shareowners beginning on or about March 11, 2024. At the meeting, votes will be taken on the matters listed in the Notice of 2024 Annual Meeting of Shareowners.

Proxy Summary

This section highlights selected information in this Proxy Statement. Please review the entire Proxy Statement and our 2023 Annual Report before voting your shares.

Annual Meeting Agenda

	Board recommendation	Page numbers
Proposal 1: Election of Directors	**FOR** each director nominee	11–20
Proposal 2: Advisory Vote to Approve Executive Compensation	**FOR**	40–41
Proposal 3: Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024	**FOR**	90–91
Proposal 4: Approve an Amendment to the RTX Corporation 2018 Long-Term Incentive Plan	**FOR**	92–99
Proposal 5: Shareowner Proposal Requesting a Lobbying Transparency Report	**AGAINST**	100–102
Proposal 6: Shareowner Proposal Requesting a Report on Full Value Chain Emissions Reduction Plan	**AGAINST**	103–105
Proposal 7: Shareowner Proposal Requesting a Human Rights Impact Assessment	**AGAINST**	106–109

2023 Performance Highlights

In 2023, we demonstrated business resilience, shaped our Company to capitalize on evolving customer demands, advanced our key strategic priorities, and took decisive action to ensure the safety and quality of our products, all while delivering solid results.

With commercial air travel returning to pre-pandemic levels, along with an elevated global threat environment, the demand for our commercial aerospace and defense products is strong, as demonstrated by our record backlog of $196 billion at year-end.

We completed the realignment of our business units to form three market-leading segments—Collins Aerospace, Pratt & Whitney and Raytheon. This has positioned us to better meet our customers' needs, leverage our scale and drive both technology advancements and cost efficiencies.

In July, we determined that a rare condition in powder metal manufactured between the fourth quarter of 2015 and the third quarter of 2021 that was used to make certain Pratt & Whitney engine parts would require accelerated inspection and retirement of potentially affected parts. We promptly developed and began to execute a robust fleet management and recovery plan to address this issue. In meeting the challenges posed by this matter, as well as supply chain pressures and continued inflation, we demonstrated our business resilience, exceeding the adjusted net sales, free cash flow ("FCF") and adjusted earnings per share ("EPS") goals we communicated to investors in early 2023.[1] We also returned $16.1 billion to investors through dividends and share repurchases and increased our dividend per share by 7.3%.[2]

We continued to execute on our structural cost reduction plans and operational modernization initiatives, capturing $1.7 billion in cost synergies since the Merger,[3] exceeding both our original and revised 2025 goals ($1 billion and $1.5 billion, respectively), and putting us on track to achieve our newly announced 2025 goal of $2 billion. At the same time, with new bookings of $95 billion and a book-to-bill ratio of 1.28, we remained committed to achieving sustained, profitable growth.

With our industry-leading commercial aerospace and defense franchises and our sharp focus on strategic priorities, we are confident in our ability to deliver significant long-term value for our shareowners.

(1) Adjusted net sales, FCF and adjusted EPS are non-GAAP financial measures. See Appendix A on pages 120-121 for more information.

(2) In the second quarter of 2023, we increased our quarterly dividend from $0.55 per share to $0.59 per share.

(3) United Technologies Corporation ("UTC") and Raytheon Company ("RTN") merged on April 3, 2020 (the "Merger").

FINANCIAL PERFORMANCE
We overcame challenges to deliver solid financial results in 2023.

DILUTED EARNINGS PER SHARE
($ per share)



2022	GAAP	$3.51
	Non-GAAP[1]	$4.78
2023	GAAP	$2.23
	Non-GAAP[1]	$5.06

CASH FLOW[2]
(in billions)



2022	GAAP	$7.2
	Non-GAAP[1]	$4.9
2023	GAAP	$7.9
	Non-GAAP[1]	$5.5

NET INCOME
(in billions)



2022	GAAP	$5.2
	Non-GAAP[1]	$7.1
2023	GAAP	$3.2
	Non-GAAP[1]	$7.3

SALES
(in billions)



2022	GAAP	$67.1
	Non-GAAP[1]	$67.1
2023	GAAP	$68.9
	Non-GAAP[1]	$74.3

2023 AT A GLANCE

1.28

book-to-bill ratio

7.3% increase

in dividend per share

$78 billion

defense backlog at year-end

$118 billion

commercial aerospace backlog at year-end

22%

commercial original equipment and aftermarket sales growth at Pratt & Whitney and Collins Aerospace

$16.1 billion

returned to investors through dividends and share repurchases

87th **consecutive year**

paying a dividend to our shareowners

LEADERSHIP TRANSITION

Following several years of a deliberate, disciplined succession planning process, the RTX Board of Directors announced a leadership transition, where Christopher T. Calio will succeed Gregory J. Hayes as Chief Executive Officer at our 2024 Annual Meeting of Shareowners on May 2, 2024. Mr. Hayes will continue to serve as Executive Chairman of RTX. Mr. Calio was also appointed to the Board of Directors, effective December 14, 2023. Fredric G. Reynolds will continue to serve as the Board's independent Lead Director.

Christopher T. Calio

President & Chief Executive Officer



Gregory J. Hayes

Executive Chairman



Fredric G. Reynolds

Independent Lead Director



(1) See Appendix A on pages 120-121 for more information regarding non-GAAP financial measures.
(2) GAAP cash flow is cash flow from operating activities of continuing operations, while non-GAAP cash flow is free cash flow from continuing operations.

PROGRESS ON OUR KEY STRATEGIC PRIORITIES

In 2023, we continued to execute on our key strategic priorities, including:

Transforming our Company

In January of 2023, we announced a plan to strengthen our market position and generate additional revenue and technology synergies by realigning our business units.

In July, we announced the completion of our realignment from four to three market-leading businesses—Collins Aerospace, Pratt & Whitney and Raytheon.

These transformative steps empower us to work as one to tackle tomorrow's challenges and to propel the aerospace and defense industry forward.

Enhancing productivity and managing costs

In 2023, we continued to deliver on our commitments to enhance productivity and manage costs. Examples include:

- To diagnose and address supply chain challenges, we deployed specialists to work directly onsite with over 400 suppliers, focusing on our most impacted locations and on areas critical to our business.
- We continued to transform RTX through the rollout of our CORE operating system and implementation of Industry 4.0 initiatives in modernization, smart factories and automation. We also connected numerous systems and priority factories to a common analytics platform to improve our operational performance.
- Our digital transformation efforts have allowed us to achieve 100% network modernization and over 50% cloud adoption of our business operations.
- We have taken action to offset inflationary headwinds through aggressive cost-reduction initiatives, including reducing our U.S. data center and global office space footprints by 60% and 15%, respectively. We have also decreased our use of digital applications by 30%.

Prioritizing product safety and quality and supporting our customers

At RTX, our accountable, responsible culture is an essential aspect of our work and our values. Ensuring that our products are safe and secure is our highest priority, and one we will never compromise.

To support this commitment, we have robust systems and processes for monitoring product safety and quality, which enable us to detect potential issues and promptly investigate and address them.

In 2023, these systems and processes led us to detect the Pratt & Whitney powder metal manufacturing matter (as discussed on page 30), We identified and disclosed the issue and worked diligently to develop fleet management plans to address it. We continue to take proactive steps to mitigate the operational impact to our customers and to ensure the safe operation of our fleet as we execute on our fleet management plan.

Strategically investing in technology and innovation and managing our business portfolio

We are investing in strategic capabilities and divesting noncore businesses to ensure our portfolio is balanced with strong businesses and market-leading franchises. During 2023, we:

- Invested nearly $9.7 billion in capital expenditures and Company- and customer-funded research and development to drive sales growth over the long term.
- Signed agreements to divest Collins Aerospace's actuation and flight control business and Raytheon's Cybersecurity, Intelligence & Services business.
- Continued to accelerate our partnerships with innovative companies and technologies, including investments by RTX Ventures in seven emerging companies in 2023 that align with our technology priorities.

Expanding and executing on capital deployment priorities

We remain committed to returning value to our shareowners. As a result, we took the opportunity to accelerate into 2023 share repurchases that we had planned for 2024 and 2025 with a $10 billion accelerated share repurchase ("ASR") program. Since the Merger, we have returned $29.4 billion in capital to our shareowners through dividends and share repurchases, surpassing our 2025 commitment of $20 billion two years ahead of schedule. We further announced an expansion of our 2025 capital return commitment to $36–$37 billion.

Executive Compensation Overview

HOW WE ALIGN PAY WITH PERFORMANCE

Our executive compensation program is structured to advance our fundamental objective: aligning our executives' compensation with the long-term interests of our shareowners.

The primary goal of the Human Capital & Compensation Committee (the "Committee") has been to design a program that rewards both financial and operating performance and effective strategic leadership, and advances our commitment to our corporate responsibility initiatives—all key elements in building sustainable shareowner value. This pay-for-performance philosophy is embedded into our Guiding Principles (see page 45), which underpin the Committee's approach to program design.

How does our executive compensation program align pay with performance?

- **Performance Metrics.** We use performance metrics that recognize and reward performance contributions that drive strategy, maximize performance and deliver results for our shareowners and customers.

- **"At-Risk" Compensation.** The largest portion of compensation for our Named Executive Officers ("NEOs") is "at-risk" compensation—annual and long-term incentive awards that are contingent upon Company performance in our key financial and Corporate Responsibility Scorecard metrics (see page 5), and our stock price performance.

2023 Pay Decisions

In making annual pay decisions, the Committee focuses primarily on "total direct compensation," which includes our three principal elements of executive compensation: base salary, annual incentives and long-term incentives ("LTI"). Total direct compensation is set each year to reflect the Committee's assessment of Company, business unit and individual performance. 2023 total direct compensation includes 2023 base salary, 2023 annual incentives paid in the first quarter of 2024 and the LTI grant values approved by the Committee in February 2024, which were based on its assessment of 2023 performance and the competitive market pay for each NEO's role. The February 2023 LTI award grant date fair values (accounting values at the time of grant) shown in the Summary Compensation Table on page 68 reflect the Committee's assessment of 2022 performance and the competitive market pay for each NEO's role at that time, and therefore are excluded from 2023 total direct compensation. Total direct compensation, as presented below, also uses year-end salary levels and does not reflect any salary changes that may have occurred during the year, as the Summary Compensation Table does. For more details on our principal elements of compensation, see pages 49-55, and on total direct compensation, see page 57.

The table below shows 2023 total direct compensation for our NEOs, as described above.

2023 PAY DECISIONS AND PAY MIX

	Base Salary ($K)	Annual Incentive ($K)	LTI ($K)[1]	Total ($K)
■ Base Salary ■ Annual Incentive ■ LTI				
Gregory J. Hayes — 12% / 19% / 69%	$1,675	$2,780	$10,000	**$14,455**
Neil G. Mitchill, Jr. — 13% / 14% / 73%	$975	$1,100	$5,500	**$7,575**
Christopher T. Calio — 6% / 9% / 85%	$1,010	$1,410	$13,500	**$15,920**
Stephen J. Timm — 14% / 14% / 72%	$850	$840	$4,500	**$6,190**
Wesley D. Kremer[2] — 52% / 48%	$905	$820	$0	**$1,725**

"At-Risk"

(1) Reflects values approved by the Committee for the LTI award granted on February 8, 2024. These values differ from those that will be reported in the Summary Compensation Table in 2025, which will be calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation.

(2) Mr. Kremer served in the role of President, Raytheon during 2023. On January 4, 2024, we announced that effective January 7, 2024, he would step down from this role and would continue to operate in a transitional capacity as Special Advisor to the President & Chief Operating Officer until his retirement in March 2024. As a result, Mr. Kremer was not granted an LTI award on February 8, 2024.

2023 Performance Metrics

The Committee believes that the metrics used for our annual and long-term incentive plans are essential indicators of the long-term health of our Company and measure particularly salient aspects of Company performance, therefore serving the fundamental objective of our executive compensation program.

Metrics for the Annual Incentive Plan ("AIP")[1]

FINANCIAL METRICS

Earnings measure the immediate impact of operating decisions on the Company's annual performance. For our Corporate executives, we use net income as our RTX-wide earnings metric, and for our business units, we use operating income.

Free Cash Flow ("FCF") measures our ability to generate cash to fund our operations and key business investments—whether that means funding critical research and development, strategic acquisitions, paying down debt or distributing earnings to our shareowners.

CORPORATE RESPONSIBILITY SCORECARD ("CRS")

People & Culture drives progress toward our long-term diversity, equity and inclusion ("DE&I") and talent objectives through two annual metrics: total representation percentage and employee retention rate.

Sustainability drives progress toward our long-term environmental sustainability objectives through two annual metrics: greenhouse gas emissions and water usage.

Metrics for Performance Share Units ("PSUs")[1]

Adjusted Earnings Per Share ("EPS") measures the Company's ability to create long-term, sustainable earnings that will ultimately drive total shareowner return.

Return on Invested Capital ("ROIC") measures the efficiency with which we allocate capital resources, considering not just the quantity of earnings but also the quality of earnings and investments that drive sustainable growth.

Relative Total Shareowner Return ("TSR") measures our ability to return value to our shareowners compared to competing investment opportunities like the S&P 500 Index and our Core Aerospace & Defense ("A&D") Peers and reinforces our program's pay-for-performance objectives.

(1) See Appendix B on page 122 for definitions of financial metrics and page 51 for definitions of Corporate Responsibility Scorecard metrics.

How 2023 Performance Affected Incentive Payouts

2023 Annual Incentives. The following chart shows the RTX-wide goals established by the Committee for AIP purposes, our 2023 performance relative to these goals, how these results translated into the 2023 RTX performance factor and the discretionary adjustments made by the Committee.

Metric[2]	Weight	Threshold	Target	Maximum	Actual	Performance Factor
RTX Earnings—Adjusted Net Income ($M)	40%	$6,305	$7,420	$8,680	$7,436	**101%**
RTX Free Cash Flow ($M)	40%	$3,750	$4,750	$6,350	$4,753	**100%**
RTX Total Representation (%)	5%	42.6%	43.3%	44.6%	42.9%	**71%**
RTX Employee Retention Rate (%)	5%	92.0%	93.3%	95.5%	95%	**177%**
RTX Greenhouse Gas Emissions (metric tons of CO$_2$)	5%	1,694,499	1,472,665	1,275,242	1,452,220	**110%**
RTX Water Usage (gallons)	5%	1,743,109,069	1,586,117,140	1,439,015,871	1,613,500,499	**91%**
2023 RTX Performance Factor (calculated based on formula)						**103%**
2023 RTX Performance Factor (with Committee discretion)						**98%**

(2) Financial results for our business units differ from the above table (see page 52 for details). Adjusted net income and free cash flow are financial metrics used solely for AIP purposes and are defined in Appendix B on page 122. These metrics may differ from other non-GAAP metrics used and described in Appendix A. See page 51 for definitions of the Corporate Responsibility Scorecard metrics.

As discussed in more detail on page 51, the financial performance definitions used for AIP purposes exclude the impact of changes in tax laws and accounting rules, restructuring costs, acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items. These adjustments help to align our annual incentive goals and results with the non-GAAP financial expectations and performance we communicate to shareowners and ensures our annual incentive plan drives short-term decision-making made in the best interests of RTX's long-term business strategies. Consistent with how we reported adjusted net income to our shareowners for the year, the AIP definition excludes the impact of the Pratt & Whitney powder metal manufacturing matter. Nevertheless, the Committee considered the impact of this matter on our shareowners and customers and reduced the RTX performance factor from 103% to 98%, and further reduced the performance factors used for Mr. Hayes and Mr. Calio's annual incentive awards to 83% and 93% of target, respectively. The Committee believes these actions reinforce our program's pay-for-performance objectives.

2021–2023 PSUs. As previously disclosed, due to the challenges in setting long-term financial performance goals in early 2021, as a result of the COVID-19 pandemic and its significant impact on the aerospace industry, the Committee used a modified PSU design for 2021, setting one-year EPS and ROIC goals and increasing the three-year TSR weighting from 30% to 50%. As the uncertainty around the pandemic waned, the Committee returned to three-year financial performance goals for all metrics and our prior metric weightings, thus ensuring that PSUs granted in 2022 and thereafter align with our long-term strategic plan.

The table below shows RTX's performance for each of the four metrics used for the PSUs granted in 2021, resulting in the award vesting at a 143% performance factor. Though the Pratt & Whitney powder metal manufacturing matter (discussed on page 1) did not impact the adjusted EPS and ROIC performance metrics, both relative TSR metrics, which accounted for 50% of the total vesting, were calculated based on RTX's stock price performance after disclosure of the powder metal matter.

Metric*	Weight	Threshold	Target	Maximum	Actual	Payout Factor
Adjusted EPS	25%	$3.00	$3.55	$3.90	$4.27	**200%**
Return on Invested Capital	25%	3.20%	3.70%	4.05%	4.54%	**200%**
TSR vs. S&P 500 Index Companies	25%	25th percentile	50th percentile	75th percentile	55.4th percentile	**122%**
TSR vs. Core A&D Peers	25%	25th percentile	50th percentile	75th percentile	33.3rd percentile	**50%**
Performance Factor						**143%**

* See Appendix B of our proxy statement filed on March 14, 2022, for a definition of adjusted EPS and return on invested capital used for the purposes of the 2021-2023 PSUs.

> The Committee believes that the impact of the Pratt & Whitney powder metal manufacturing matter on 2021–2023 PSU vesting results, and the actions it took to reduce the Corporate performance factor for the 2023 AIP, demonstrate that our program is achieving its fundamental objective of aligning executive pay with the interests of our shareowners.

COMPENSATION IMPACT OF CEO TRANSITION

As previously noted, on December 14, 2023, the Board of Directors appointed Mr. Calio to the role of President & Chief Executive Officer, commencing at our 2024 Annual Meeting of Shareowners on May 2, 2024. Mr. Calio also joined the Board on December 14, 2023. Mr. Hayes will remain a Company employee and continue to serve as Executive Chairman of the Board, while Fredric G. Reynolds will continue to serve as our independent Lead Director.

In connection with this transition, the Committee and the Board approved the following compensation actions:

	Christopher T. Calio	Gregory J. Hayes
Base Salary	Increase from $1,010,000 to $1,450,000, effective May 2, 2024	Decrease from $1,675,000 to $1,100,000, effective May 2, 2024
Annual Incentive Target %	Increase from 150% to 175% of base salary, effective May 2, 2024	Decrease from 200% to 125% of base salary, effective May 2, 2024
LTI	LTI award with an estimated grant value of $13,500,000 awarded on February 8, 2024	LTI award with an estimated grant value of $10,000,000 awarded on February 8, 2024

Governance and Board Overview

BOARD NOMINEES

	Director Since	Other Public Boards	Financial	Government	International	Experience in Industry	Risk Management/ Oversight	Senior Leadership	Environmental, Social and Governance (ESG)	Technology/ Cybersecurity	Manufacturing, Operations and Supply Chain	White	Black/African American	Gender
Tracy A. Atkinson — Retired Executive Vice President & Chief Administrative Officer, State Street Corporation	2020	3	■				■	■	■			■		● (Women)
Christopher T. Calio — President & Chief Operating Officer, RTX Corporation	2023	0	■		■	■	■	■	■		■	■		● (Men)
Leanne G. Caret — Retired Executive Vice President, The Boeing Company and Former CEO, Boeing Defense, Space and Security	2023	1	■			■	■	■	■		■	■		● (Women)
Bernard A. Harris, Jr. — Chief Executive Officer and Managing Partner, Vesalius Ventures, Inc.	2021	1		■		■	■	■	■	■			■	● (Men)
Gregory J. Hayes — Chairman & Chief Executive Officer, RTX Corporation	2014	1	■		■	■	■	■	■		■	■		● (Men)
George R. Oliver — Chairman & Chief Executive Officer, Johnson Controls International plc	2020	1	■		■	■	■	■	■	■	■	■		● (Men)
Robert K. (Kelly) Ortberg — Retired Chairman, President & Chief Executive Officer, Rockwell Collins, Inc.	2020	1	■		■	■	■	■	■	■	■	■		● (Men)
Ellen M. Pawlikowski — General, U.S. Air Force (Retired) and Former Commander, Air Force Materiel Command	2020	1		■	■	■	■	■	■	■	■	■		● (Women)
Denise L. Ramos — Retired Chief Executive Officer & President, ITT Inc.	2018	2	■		■	■	■	■	■		■	■		● (Women)
Fredric G. Reynolds — Retired Executive Vice President & Chief Financial Officer, CBS Corporation	2016	1	■		■		■	■	■			■		● (Men)
Brian C. Rogers — Retired Chairman, T. Rowe Price Group, Inc.	2016	1	■				■	■	■			■		● (Men)
James A. Winnefeld, Jr. — Admiral, U.S. Navy (Retired) and Former Vice Chairman of the Joint Chiefs of Staff	2020	1		■	■	■	■	■	■	■		■		● (Men)
Robert O. Work — Retired Deputy Secretary of Defense, U.S. Department of Defense	2020	0		■	■	■	■	■	■	■		■		● (Men)

● Women
● Men

NOMINEE HIGHLIGHTS

The nominees for election at the Annual Meeting have a broad range of skills, expertise, attributes and experiences. This enables them to bring a diversity of perspectives to the boardroom, to make substantial contributions to Board deliberations and to provide effective oversight of the Company's strategy and business plans.

Current or Former CEOs



6 of 13*

Women



4 of 13

STEM Degrees



7 of 13

Other Public Company Board Experience



11 of 13

Experience



Senior Leadership	100%
Experience in Industry	77%
Financial	69%
Risk Management/Oversight	100%
International	69%
Technology/Cybersecurity	46%
Government	31%
Environmental, Social and Governance (ESG)	100%
Manufacturing, Operations and Supply Chain	54%

* Includes Christopher T. Calio's service as CEO of RTX, which commences on May 2, 2024.

These nominees reflect the significant changes to the Board and refreshment efforts since the Merger, including the addition of three new directors.



TENURE ON RTX BOARD

3 — More than 6 years

3 — Less than 3 years

AVERAGE TENURE **4.5** YEARS

7 — 3–6 years

AGE OF NOMINEES

2 — 70 or above

3 — Under 60

AVERAGE AGE **64** YEARS

5 — 65–69

3 — 60–64

BOARD ENGAGEMENT IN 2023

Our Board worked closely with management in 2023 to provide strong oversight of execution on key risk management, business realignment, succession planning, strategic investment and capital allocation priorities.

99%

overall attendance by directors at the ten Board meetings held during 2023

5

number of special Board and committee meetings during 2023

99%

overall attendance by directors at Board and committee meetings in 2023

100%

overall attendance by directors at the 2023 Annual Meeting of Shareowners

Board priorities and actions:

- Oversight of our execution on key business and financial priorities, including business realignment and return of capital
- Extensive engagement on the Pratt & Whitney powder metal manufacturing matter, including review of the effectiveness of our internal systems and processes for monitoring, detecting and addressing product quality and safety issues, as well as oversight of management's response to the issue
- Other areas of risk management, including compliance risks and risks related to cybersecurity and artificial intelligence
- CEO and senior management succession planning
- Our response to evolving geopolitical and other external conditions, including inflation, interest rates and the ongoing conflict in Ukraine
- Proposing and executing the repeal of the only supermajority voting provision in our governing documents, as part of the Board's commitment to strong governance and accountability to shareowners
- Oversight of our execution of ESG-related initiatives in furtherance of our ESG strategy and vision
- Evaluating Board committee leadership and composition for potential changes

STRENGTHENING DIRECTOR OVERSIGHT

Essential to each director's ability to provide robust and effective oversight is a deep understanding of our businesses, our strategic focus and significant risks we may encounter, as well as an ongoing awareness of new developments and emerging risks that may arise during their Board service.

Below are some of the ways in which our directors are able to gain such understanding and awareness.

Orientation and Continuing Education

New directors participate in individualized orientation sessions to learn the roles and responsibilities of the Board and the committees on which they will serve. They also learn about the Company's strategy, our businesses, our technologies, our compliance programs, our corporate affairs and community relations, our financial statements and any significant financial, accounting and risk management matters. Outside continuing education programs are made available to directors at the Company's expense.

Site Visits

As part of our directors' continuing education, the Board strives to visit at least one of our businesses each year. Directors may also conduct site visits for specific purposes. There were visits by various directors to three of our sites in 2023. Site visits give directors a first-hand understanding of the operations of the business and the opportunity to interact with employees and key executives.

Strategy and Business Plan Reviews

Annually, the Board holds an offsite meeting with senior management to review the strategy and long-range plans for each of our businesses and to discuss other topics, such as key Company areas of focus and significant and emerging risks.

Direct Interaction with Management

Our CEO and other members of senior management communicate with directors outside of regularly scheduled Board and committee meetings. These communications occur on a regular basis, including through periodic written updates and special meetings. In certain circumstances, such as the Pratt & Whitney powder metal manufacturing matter, these written communications and meetings occur more frequently.

Outside Perspectives

The Board is periodically briefed by outside advisors and counsel on strategic, financial, legal, compliance and other matters. This gives them additional perspectives on the Company's business environment, strategic focus areas, performance and significant and emerging risks. The Lead Director and other directors also directly engage with investors to address their feedback from time to time.

Lead Director Role

Our independent Lead Director plays a crucial role in facilitating the Board's independent oversight. The Lead Director regularly communicates with other directors, both in executive sessions and outside of Board meetings, to solicit feedback on Board matters, succession planning and management development, among other topics. The Lead Director also regularly collaborates with the CEO on meeting agendas and communicates with the CEO and other directors on developments in the Company's business, emerging risks and issues, and Board operational and governance matters.

Proposal 1:
Election of Directors

What am I voting on?

We are **seeking your support for the election of the thirteen individuals nominated to serve on the Board of Directors** until the 2025 Annual Meeting of Shareowners. We believe these nominees have the right experiences and perspectives to guide the Company and provide effective oversight of our strategy and our business plans. Each is well qualified to serve as a director of a large aerospace and defense company that competes in government and commercial markets worldwide.

Criteria for Board Membership

The Board and the Committee on Governance and Public Policy (the "Governance Committee") believe that there are **general attributes** all directors must exhibit, in addition to **key skills and expertise** that should be represented on the Board as a whole, but not necessarily by each director.

THESE GENERAL ATTRIBUTES ARE ESSENTIAL FOR ALL DIRECTORS

- **Objectivity and independence in making informed business decisions**

- **Extensive knowledge, experience and judgment**

- **Highest integrity**

- **Diversity of perspective**

- **Willingness to devote the extensive time necessary to fulfill a director's duties**

- **Appreciation for the role of a corporation in society**

- **Loyalty to the interests of RTX and its shareowners**

The Governance Committee regularly considers whether the Board has all of the key skills and expertise needed for effective oversight of our businesses and strategy. In 2022, Environmental, Social and Governance ("ESG") and Manufacturing, Operations and Supply Chain were added as key skills and expertise that should be represented on the Board. See "Key Skills and Expertise" on page 12.

Further, the Governance Committee continues to recognize the value of selecting directors who come from various backgrounds and professions and are diverse in age, gender, race and ethnicity, to ensure that the Board as a whole has a wealth of experiences and perspectives to inform its decisions. We believe diversity makes our business stronger and more innovative and is critical to the Company's long-term success.

We have added three directors since the Merger, one of whom is a person of color and another of whom is a woman. For more information about diversity on our Board, see "Nominees" on page 7, "Nominee Highlights" on page 8 and "Board Composition and Refreshment" on page 13.

The charts below show the percentage of directors with skills and expertise in each key area. In the nominee biographies on pages 14-20, we highlight for each individual the three key skills and areas of expertise upon which the Board particularly relies.

KEY SKILLS AND EXPERTISE

  **100%**

Senior Leadership

Directors with extensive leadership experience with a complex, large enterprise offer practical perspectives on and oversight of organizational and strategic planning, including in the areas of talent development, succession planning and driving change and long-term growth.

  **46%**

Technology/Cybersecurity

Directors with a background or experience in research and development, engineering, science, information technology/software, cybersecurity or technology offer valuable perspectives on the development of advanced technologies and innovative solutions (including on potential capabilities and implications of artificial intelligence), and also serve a critical role in the Board's oversight of cybersecurity risks.

  **77%**

Experience in Industry

Directors with experience in the aerospace and defense markets, whether through leadership of a business engaged in those markets or as a government or military customer, provide valuable insights on industry developments and strong oversight of RTX's strategic priorities and business performance.

  **31%**

Government

Directors who have served in senior government or military roles provide constructive insights about significant government policies and regulations, as well as public policy issues, and their impact on the Company.

  **69%**

Financial

Directors with proficiency in complex financial management, financial reporting processes, capital allocation, capital markets and mergers and acquisitions provide strong oversight of the Company's financial reporting, financial controls, capital deployment and strategic investments.

  **100%**

Environmental, Social and Governance (ESG)

Directors with experience in environmental (including climate-related) issues, sustainability, social responsibility, product safety, ethics and compliance and public company governance (including service on a public company board) strengthen the Board's oversight of key ESG initiatives, reporting and risks.

  **100%**

Risk Management/Oversight

Directors with knowledge and experience in managing major risk exposure for complex, large organizations—including significant financial, operational, compliance, reputational, strategic, international, political and cybersecurity risks—are critical to the Board's important risk oversight role.

  **54%**

Manufacturing, Operations and Supply Chain

Directors who have led organizations with or otherwise managed manufacturing capabilities, operations and supply chains provide valuable insights on these aspects of our business, which are key to our focus on execution, operational efficiencies and structural cost reductions.

  **69%**

International

Directors who have conducted business or operations outside of the United States or worked on international policy and related issues provide perspectives and insights on international business, politics and culture that are invaluable to a global company with operations and sales around the world.

Board Composition and Refreshment

The Board strives to maintain an appropriate balance of tenure, diversity, viewpoints and experiences.

The Board's composition has changed significantly over the past four years. Since the Merger, five directors have left the Board and three (Bernard A. Harris, Jr., Leanne G. Caret and Christopher T. Calio) have joined. These new directors bring important skills to the Board, including expertise in cybersecurity and supply chain issues, and they also enhance Board diversity.

The Board believes that it benefits from a mix of new directors, who bring fresh perspectives, and longer-serving directors, who bring valuable experience, continuity and a deep understanding of the Company. It also believes that the Board as a whole has the appropriate attributes, experiences and perspectives to guide the Company and provide effective oversight of our strategy and business plans.



TENURE OF RTX BOARD NOMINEES

AVERAGE TENURE
4.5 YEARS

3 — More than 6 years

3 — Less than 3 years

7 — 3–6 years

For more information about the skills, experience and diversity of our directors, see "Nominee Highlights" on page 8.

In 2022, the Board amended its policy to increase the director retirement age to 75 and also adopted a formal 15-year term limit. The Board recognizes that director refreshment is important to shareowners and critical for strong Board oversight. It will continue to promote refreshment by:

- Regularly reviewing the key skills and expertise that are most important in selecting candidates to serve as directors, taking into account the evolution of our business, as well as the mix of capabilities and experience already represented on the Board.
- Regularly considering individual director tenure and succession.
- Using its self-evaluation process, including individual director evaluations, to inform its decisions about nominations and refreshment (see page 24 for more details on the annual self-evaluation process).

How Candidates Are Identified

In furtherance of its focus on director refreshment and Board composition, the Board strives to regularly identify potential director candidates who can bring unique perspectives, add new insights and expertise and enhance the performance and effectiveness of the Board. The Governance Committee is responsible for identifying and evaluating director candidates to recommend to the Board. Potential directors can be brought to the Governance Committee's attention in different ways, as shown below. The Governance Committee screens and evaluates all candidates, regardless of who recommends them, using the criteria described under "Criteria for Board Membership" on page 11.

To ensure there is a large and diverse pool of potential directors, the Governance Committee may engage search firms to assist it in finding qualified and interested candidates and verifying their credentials.	Any shareowner may recommend a director candidate by writing to the RTX Corporate Secretary (see page 115 for contact information).	Current Board members who become aware of suitable candidates may recommend them to the Governance Committee from time to time.

Nominees

The Board, upon the recommendation of the Governance Committee, has nominated for election the thirteen individuals listed in this Proxy Statement. All are current directors of RTX.

 **The Board of Directors unanimously recommends a vote FOR each of the following nominees:**

Tracy A. Atkinson

INDEPENDENT DIRECTOR

Retired Executive Vice President & Chief Administrative Officer, State Street Corporation

Key Skills and Expertise

FINANCIAL   SENIOR LEADERSHIP   RISK MANAGEMENT/OVERSIGHT

AGE **59**
DIRECTOR SINCE **2020**
BOARD COMMITTEES
Human Capital & Compensation (Chair), Finance



Qualifications

Ms. Atkinson provides the Board with significant experience in finance, risk management and compliance matters, as well as executive leadership experience developed through her senior finance and compliance leadership roles at State Street and MFS Investment Management. She also brings valuable accounting expertise derived from her experience as a Certified Public Accountant and a partner at PricewaterhouseCoopers LLP.

Experience

- Chief Administrative Officer, State Street Corporation (financial services firm), 2019–2020
- Executive Vice President & Chief Compliance Officer, State Street Corporation, 2017–2019
- Executive Vice President, Finance, State Street Corporation, 2010–2017

- Treasurer, State Street Corporation, 2016–2017
- Executive Vice President, Chief Compliance Officer, State Street Corporation, 2009–2010
- Executive Vice President, Chief Compliance Officer, State Street Global Advisors, 2008–2009
- Senior positions with MFS Investment Management and PricewaterhouseCoopers LLP, 1999–2008

Other Current Directorships

- Citizens Financial Group, Inc., since March 2024
- United States Steel Corporation, since 2020
- Affiliated Managers Group, since 2020

Former Public Company Directorships

- Raytheon Company, 2014–2020

Other Leadership Experience and Service

- Director and Past President, The Arc of Massachusetts

Christopher T. Calio

President, Chief Operating Officer and Director,
RTX Corporation

AGE **50**

DIRECTOR SINCE **2023**

BOARD COMMITTEES
Finance, Special Activities



Key Skills and Expertise

EXPERIENCE IN INDUSTRY   RISK MANAGEMENT/OVERSIGHT   SENIOR LEADERSHIP

Qualifications

Mr. Calio has substantial experience in the aerospace and defense industry and executive leadership experience gained through his President and COO roles at RTX and other senior leadership roles at RTX and Pratt & Whitney. Through these roles and his legal roles at RTX-affiliated companies, he also brings risk management experience, as well as a significant background in manufacturing, operations and supply chain.

Experience

- President, Chief Operating Officer and Director, RTX Corporation, since December 2023
- President & Chief Operating Officer, RTX Corporation (formerly Raytheon Technologies Corporation), March 2023–December 2023
- Chief Operating Officer, Raytheon Technologies Corporation, March 2022–February 2023
- President, Pratt & Whitney, Raytheon Technologies Corporation (formerly United Technologies Corporation ("UTC")), January 2020–February 2022
- President, Commercial Engines, Pratt & Whitney, UTC, February 2017–December 2019
- Chief of Staff to the Chairman and Chief Executive Officer, UTC, February 2015–January 2017
- Various senior positions since joining UTC in 2005, including as Vice President and General Counsel of UTC Aerospace Systems and Vice President and Counsel, Commercial Engines, Pratt & Whitney

Other Leadership Experience and Service

- Board of Directors, US-India Strategic Partnership Forum

Leanne G. Caret

INDEPENDENT DIRECTOR

Retired Executive Vice President, The Boeing Company and Former CEO, Boeing Defense, Space and Security

AGE **57**

DIRECTOR SINCE **2023**

BOARD COMMITTEES
Audit (Chair), Special Activities



Key Skills and Expertise

FINANCIAL   EXPERIENCE IN INDUSTRY   MANUFACTURING, OPERATIONS & SUPPLY CHAIN

Qualifications

Ms. Caret provides the Board with significant experience in the aerospace and defense industry and finance experience gained through her CEO and CFO roles with Boeing Defense, Space and Security and other senior leadership roles at The Boeing Company. Through these roles she also brings executive leadership experience, as well as a significant background in oversight of risk management and of manufacturing, operations and supply chain.

Experience

- Executive Vice President and Senior Advisor, The Boeing Company (aerospace and defense systems & services), April 2022–December 2022
- President & CEO, Defense, Space & Security, The Boeing Company, 2016–2022
- President, Global Services & Support, The Boeing Company, 2015–2016
- Chief Financial Officer, Defense, Space & Security, The Boeing Company, 2014–2015
- Vice President & General Manager, Vertical Lift, The Boeing Company, 2013–2014
- Vice President, H-47 Programs, The Boeing Company, 2009–2013
- General Manager, Global Transport & Executive Systems, The Boeing Company, 1998–2009

Other Current Directorships

- Deere & Company, since 2021

Other Leadership Experience and Service

- Board of Directors, FIRST® (For Inspiration and Recognition of Science and Technology)
- Associate Fellow, American Institute of Aeronautics and Astronautics
- Fellow, Royal Aeronautical Society

Bernard A. Harris, Jr.

INDEPENDENT DIRECTOR

Chief Executive Officer and Managing Partner,
Vesalius Ventures, Inc.

AGE **67**

DIRECTOR SINCE **2021**

BOARD COMMITTEES
Audit, Special Activities



Key Skills and Expertise

 EXPERIENCE IN INDUSTRY  ESG  TECHNOLOGY/CYBERSECURITY

Qualifications

Dr. Harris has significant aerospace industry knowledge, a deep understanding of science and technology, and executive leadership experience gained through his CEO and other senior leadership roles at Vesalius Ventures and the National Math and Science Initiative, his service as Chief Medical Officer of SPACEHAB and his years as an astronaut and flight surgeon at NASA. He has significant experience in technology innovation and strategic planning. He also brings valuable expertise in guiding organizations to leverage their resources in support of business operations, investment, community development and philanthropic endeavors.

Experience

- Chief Executive Officer and Managing Partner, Vesalius Ventures (venture capital), since 1998
- Executive Director, National Math and Science Initiative Inc. (education nonprofit), August 2022–March 2023
- Chief Executive Officer, National Math and Science Initiative Inc., 2018–2022

- Vice President, Business Development, Space Media Inc., 1999–2001
- Vice President, Chief Medical Officer and Scientist, SPACEHAB Inc., 1996–2001
- Astronaut, NASA, 1991–1996
- Clinical Scientist & Flight Surgeon, Johnson Space Center, NASA, 1987–1990

Other Current Directorships

- U.S. Physical Therapy, since 2005
- MassMutual (non-public)

Former Public Company Directorships

- Sterling Bancshares Inc., 2006–2011

Other Leadership Experience and Service

- Board of Trustees, Barings Fund & Barings BDC
- Board of Directors, Texas Medical Center
- The Harris Foundation (founder)
- Board of Trustees, Salient & Forward Funds

Gregory J. Hayes

Chairman & Chief Executive Officer,
RTX Corporation

AGE **63**

DIRECTOR SINCE **2014**

BOARD COMMITTEES
Finance, Special Activities



Key Skills and Expertise

 SENIOR LEADERSHIP  FINANCIAL  EXPERIENCE IN INDUSTRY

Qualifications

Mr. Hayes has substantial experience in executive leadership, finance, strategic planning, mergers and acquisitions, business development and global operations and management. He has a deep knowledge of the aerospace and defense industry and the Company's business, strategy, operations and global markets gained through his CEO and other senior leadership roles at RTX and affiliated companies. He brings a track record of successfully managing complex businesses and developing people. He also provides public company board leadership experience gained as Chairman of the UTC Board.

Experience

- Chairman & Chief Executive Officer, RTX Corporation (formerly Raytheon Technologies Corporation), since March 2023
- Chairman, President & Chief Executive Officer, Raytheon Technologies Corporation, June 2021–February 2023

- President, Chief Executive Officer and Director, Raytheon Technologies Corporation, April 2020–June 2021
- Chairman, President & Chief Executive Officer, UTC, 2016–April 2020
- President, Chief Executive Officer and Director, UTC, 2014–2016
- Senior Vice President & Chief Financial Officer, UTC, 2008–2014
- Various senior positions since joining UTC in 1999 through the acquisition of Sundstrand Corporation, including Vice President, Accounting and Finance, and responsibility for UTC's Corporate Strategy function

Other Current Directorships

- Phillips 66 Company, since 2022

Former Public Company Directorships

- Nucor Corporation, 2014-2018

George R. Oliver



INDEPENDENT DIRECTOR

Chairman & Chief Executive Officer,
Johnson Controls International plc

AGE **63**

DIRECTOR SINCE **2020**

BOARD COMMITTEES
Human Capital & Compensation, Finance

Key Skills and Expertise

🌐 INTERNATIONAL   SENIOR LEADERSHIP   MANUFACTURING, OPERATIONS & SUPPLY CHAIN

Qualifications

Mr. Oliver provides the Board with substantial executive leadership experience and global operational and management expertise, gained through his CEO and other leadership roles at the global industrial and technology companies Johnson Controls, Tyco International and General Electric. He also has significant experience in strategic planning, mergers and acquisitions, finance, risk management and technology.

Experience

- Chairman of the Board & Chief Executive Officer, Johnson Controls International plc (diversified technology and multi-industrial company), since 2017
- President & Chief Operating Officer, Johnson Controls International plc, 2016–2017
- Chief Executive Officer, Tyco International Ltd., 2012–2016
- President, Tyco International Ltd., 2011–2012
- President, Tyco Electrical and Metal Products, 2007–2010

- President, Tyco Safety Products, 2006–2010
- Various leadership roles of increasing responsibility at several General Electric divisions, culminating as President of GE Water and Process Technologies, until 2006

Other Current Directorships

- Johnson Controls International plc, since 2016

Former Public Company Directorships

- Raytheon Company, 2013–2020
- Tyco International Ltd., 2012–2016

Other Leadership Experience and Service

- Board of Trustees, Worcester Polytechnic Institute
- Board of Directors, United Way of Greater Milwaukee & Waukesha Counties
- Board of Directors, Greater Milwaukee Committee
- Board of Directors, Metropolitan Milwaukee Association of Commerce

Robert K. (Kelly) Ortberg



INDEPENDENT DIRECTOR

Retired Chairman, President & Chief
Executive Officer, Rockwell Collins, Inc.

AGE **63**

DIRECTOR SINCE **2020**

BOARD COMMITTEES
Finance, Special Activities

Key Skills and Expertise

💡 EXPERIENCE IN INDUSTRY   SENIOR LEADERSHIP   TECHNOLOGY/CYBERSECURITY

Qualifications

Mr. Ortberg has significant aerospace and defense industry expertise and business experience gained through his CEO and other senior leadership roles at Rockwell Collins. Through these roles he also brings executive leadership experience, as well as a significant background in global management and operations, engineering, technology and innovation.

Experience

- Special Advisor to the Office of the CEO, Raytheon Technologies Corporation, 2020–February 2021
- Chief Executive Officer, Collins Aerospace Systems, UTC, 2018–2020
- Chairman, President & CEO, Rockwell Collins, Inc. (aerospace and defense systems & services), 2015–2018

- President & CEO, Rockwell Collins, Inc., 2013–2015
- President, Rockwell Collins, Inc., 2012–2013
- Various senior positions since joining Rockwell Collins in 1987

Other Current Directorships

- Aptiv PLC, since 2018

Former Public Company Directorships

- Rockwell Collins, Inc., 2013–2018

Other Leadership Experience and Service

- Past Chairman, Board of Governors, Aerospace Industries Association
- Co-Chairman, Board of Directors, FIRST®

Ellen M. Pawlikowski

INDEPENDENT DIRECTOR

General, U.S. Air Force (Retired) and Former
Commander, Air Force Materiel Command

AGE **67**

DIRECTOR SINCE **2020**

BOARD COMMITTEES
Audit, Special Activities



Key Skills and Expertise

🏛 GOVERNMENT   ⚒ SENIOR LEADERSHIP   💡 EXPERIENCE IN INDUSTRY

Qualifications

General Pawlikowski delivers deep defense industry-specific expertise, senior leadership experience and understanding of leading-edge science and technology through her extensive military service, including as Commander, U.S. Air Force Materiel Command. She provides the Board with important insights regarding military critical mission needs, advanced weapons systems management and acquisition and national security policy.

Experience

- Commander, Air Force Materiel Command (military leadership), 2015–2018
- Various positions of increasing responsibility during a 36-year career in the U.S. Air Force, including Military Deputy for the Assistant Secretary for Acquisition; Commander/Program Executive Officer, Space and Missile Systems Center; Commander, Air Force Research Laboratory; and Deputy Director and Chief Operating Officer, National Reconnaissance Office

Other Current Directorships

- RPM International Inc., since 2022
- Applied Research Associates (non-public)
- SRI International (non-public)
- CEM Defense Materials (non-public)

Former Public Company Directorships

- Velo3D, Inc., March 2022–July 2023
- Intelsat S.A., 2019–February 2022
- Raytheon Company, 2018–2020

Other Leadership Experience and Service

- Fellow, American Institute of Aeronautics and Astronautics
- Member, National Academy of Engineers
- Chairperson, Air Force Studies Board
- Co-Chair, Defense Science Board Task Force

Denise L. Ramos

INDEPENDENT DIRECTOR

Retired Chief Executive Officer &
President, ITT Inc.

AGE **67**

DIRECTOR SINCE **2018**

BOARD COMMITTEES
Audit, Governance and Public Policy



Key Skills and Expertise

⚙ MANUFACTURING, OPERATIONS & SUPPLY CHAIN   ⚒ SENIOR LEADERSHIP   ⚙ FINANCIAL

Qualifications

Ms. Ramos provides the Board with executive leadership and substantial global operational and management experience gained through her CEO and other leadership roles at ITT Inc. She has extensive financial expertise and experience in strategic planning and mergers and acquisitions, having served as the Chief Financial Officer at ITT and other large global companies. She also brings experience and insights from her current and past service on boards of other public companies in a range of industries.

Experience

- Chief Executive Officer & President, ITT Inc. (formerly ITT Corporation—diversified manufacturer), 2011–2019
- Senior Vice President & Chief Financial Officer, ITT Corporation, 2007–2011
- Chief Financial Officer, Furniture Brands International (home furnishings), 2005–2007
- Senior Vice President & Corporate Treasurer, Yum! Brands, Inc., and Chief Financial Officer, KFC Corporation (U.S. Division), 2000–2005
- Various finance positions of increasing responsibility during more than 20 years at Atlantic Richfield Company

Other Current Directorships

- Bank of America Corp., since 2019
- Phillips 66 Company, since 2016

Former Public Company Directorships

- ITT Inc., 2011–2019
- Praxair, Inc., 2014–2016

Fredric G. Reynolds



INDEPENDENT LEAD DIRECTOR

Retired Executive Vice President & Chief
Financial Officer, CBS Corporation

AGE 73

DIRECTOR SINCE 2016

BOARD COMMITTEES
**Governance and Public Policy, Human
Capital & Compensation**

Key Skills and Expertise

FINANCIAL   RISK MANAGEMENT/OVERSIGHT   SENIOR LEADERSHIP

Qualifications

Mr. Reynolds brings to the Board substantial financial and risk
management expertise, as well as executive leadership and strategic
planning experience gained through his Chief Financial Officer and
other leadership roles at large global companies CBS, Viacom and
PepsiCo. He also brings his experience and insights from his current
and past service on boards of other public companies in a range
of industries.

Experience

- Executive Vice President & Chief Financial Officer, CBS Corporation
  (media), 2005–2009
- President & Chief Executive Officer, Viacom Television Stations Group
  (CBS predecessor), 2001–2005

- Executive Vice President & Chief Financial Officer, Viacom, Inc.,
  2000–2001
- Executive Vice President & Chief Financial Officer, Westinghouse
  Electric Corporation, 1994–2000
- Various positions at PepsiCo, Inc., 1982–1994

Other Current Directorships

- Pinterest, Inc., since 2017

Former Public Company Directorships

- Mondelez International, Inc., 2007–May 2022
- AOL, Inc., 2009–2015
- Hess Corporation, 2013–2019

Brian C. Rogers



INDEPENDENT DIRECTOR

Retired Chairman,
T. Rowe Price Group, Inc.

AGE 68

DIRECTOR SINCE 2016

BOARD COMMITTEES
Finance (Chair), Human Capital & Compensation

Key Skills and Expertise

FINANCIAL   RISK MANAGEMENT/OVERSIGHT   SENIOR LEADERSHIP

Qualifications

Mr. Rogers provides the Board with extensive financial and investment
expertise and risk management experience through his Chief Investment
Officer and other investment management roles at T. Rowe Price, as
well as significant executive leadership and governance experience
gained through his service as the Chairman of the Board of T. Rowe
Price. Mr. Rogers also provides the Board with important insights into the
perspectives of institutional investors.

Experience

- Chairman of the Board of Directors, T. Rowe Price Group, Inc.
  (investment management), 2007–2017
- Chief Investment Officer, T. Rowe Price Group, Inc., 2004–2017
- Various other senior leadership roles since joining T. Rowe Price
  Group, Inc., in 1982

Other Current Directorships

- Lowe's Companies, Inc., since 2018

Former Public Company Directorships

- Chairman of the Board (non-executive), T. Rowe Price Group, Inc.,
  2017–2019

Other Leadership Experience and Service

- Trustee, Brookings Institution
- Board of Directors, Harvard Management Company
- Trustee, Johns Hopkins Medicine

James A. Winnefeld, Jr.

INDEPENDENT DIRECTOR

Admiral, U.S. Navy (Retired) and Former
Vice Chairman of the Joint Chiefs of Staff

AGE 67

DIRECTOR SINCE 2020

BOARD COMMITTEES
**Special Activities (Chair), Human Capital &
Compensation, Governance and Public Policy**

Key Skills and Expertise

🏛 GOVERNMENT   💡 EXPERIENCE IN INDUSTRY   🗒 RISK MANAGEMENT/OVERSIGHT



Qualifications

Admiral Winnefeld brings extensive senior leadership, strategic planning and management experience developed through his various roles of increasing responsibility in the U.S. military, culminating in his service as the Ninth Vice Chairman of the Joint Chiefs of Staff. He provides the Board with deep defense industry-specific domain knowledge and expertise with respect to the global security environment and our core defense customers.

Experience

- Vice Chairman of the Joint Chiefs of Staff (military leadership), 2011–2015
- Various positions of increasing responsibility during a 37-year career in the U.S. Navy, including Commander, U.S. Northern Command (USNORTHCOM); Commander, North American Aerospace Defense Command (NORAD); Commander, U.S. Sixth Fleet; and Commander, Allied Joint Command Lisbon

Other Current Directorships

- Molson Coors Beverage Company, since 2020
- Alliance Laundry Systems LLC (non-public)
- CEM Defense Materials (non-public)
- Enterprise Holdings, Inc. (non-public)

Former Public Company Directorships

- Raytheon Company, 2017–2020

Other Leadership Experience and Service

- Co-founder and Co-chair, SAFE Project
- Trustee, Georgia Tech Foundation
- Chairman, President's Intelligence Advisory Board

Robert O. Work

INDEPENDENT DIRECTOR

Retired Deputy Secretary of Defense,
U.S. Department of Defense

AGE 71

DIRECTOR SINCE 2020

BOARD COMMITTEES
Governance and Public Policy (Chair), Audit, Special Activities

Key Skills and Expertise

🏛 GOVERNMENT   💡 EXPERIENCE IN INDUSTRY   🌿 ESG



Qualifications

Mr. Work provides the Board with significant insight into customer needs acquired through his command, leadership and management positions, including as a U.S. Marine Corps officer, Undersecretary of the Navy and Deputy Secretary of Defense. He has broad expertise in global security matters, including in the areas of defense strategy, advanced technologies, international studies and acquisition reform. He also brings experience with corporate governance and oversight of ESG risks from current and past board service, including his leadership of the Governance Committee.

Experience

- U.S. Deputy Secretary of Defense (executive department leadership), 2014–2017
- Chief Executive Officer, Center for a New American Security, 2013–2014
- Undersecretary of the Navy, U.S. Department of the Navy, 2009–2013
- Positions with the Center for Strategic and Budgetary Assessments, serving in positions of increasing responsibility from 2002 to 2009, culminating in service as Vice President for Strategic Studies

- Various positions of increasing responsibility during a 27-year career in the U.S. Marine Corps, including artillery battery commander; battalion commander; Base Commander, Camp Fuji, Japan; and Senior Aide to the Secretary of the Navy

Other Current Directorships

- System High (non-public)
- Govini, Chairman (non-public)
- SparkCognition Government Services, Chairman (non-public)

Former Public Company Directorships

- Raytheon Company, 2017–2020

Other Leadership Experience and Service

- Senior Counselor for Defense, Distinguished Senior Fellow for Defense and National Security, Center for a New American Security
- Senior Fellow, Johns Hopkins Applied Physics Laboratory
- Member, Council on Foreign Relations
- Member, International Institute for Strategic Studies

Corporate Governance

Our Continuing Commitment to Sound Corporate Governance

RTX is committed to strong oversight and governance practices that are grounded in a culture of integrity, accountability, transparency and the highest ethical standards. The Board believes this commitment enhances shareowner value.

GOVERNANCE BEST PRACTICES

Our Board has adopted robust governance practices, as set forth in our Corporate Governance Guidelines, our committee charters and other RTX documents and policies. The Governance Committee regularly monitors and considers current developments in corporate governance, as well as the views of our shareowners, to determine when to recommend governance changes to the Board to enhance Board effectiveness.

Effective Board oversight

- Highly qualified Board with diverse mix of perspectives, experience and tenures
- Regular Board review of strategic plans and priorities, including ESG strategy and execution
- Regular Board/committee review of significant risks, including product safety and cybersecurity risks, and corporate culture
- Annual Board evaluation of CEO performance
- Regular CEO and senior management succession planning

Board independence

- 11 out of 13 director nominees are independent
- Robust Lead Director role, an independent position of authority with clearly defined responsibilities
- Independent directors meet regularly without management
- Fully independent Audit, Human Capital & Compensation and Governance Committees

Commitment to shareowner rights

- Active and ongoing shareowner engagement
- Proxy access with customary terms
- Shareowners can act by written consent
- Shareowners holding 15% of voting stock can call special meetings
- No charter provisions requiring more than a simple majority vote of shareowners
- Robust clawback policies
- No hedging, short sales or pledging of RTX securities by officers or directors
- Rigorous share ownership requirements for directors and senior management

Board accountability

- Annual Board, committee and individual director evaluations
- Annual election of all directors
- Majority voting for directors in uncontested elections
- Ongoing attention to Board composition and refreshment, along with a 15-year term limit and retirement age of 75
- Regular review of committee assignments and leadership, with objective to rotate chairs and members at least every five years
- Limits on outside public company board service
- Process for consideration and approval of new outside directorships and paid consulting/advisory engagements

CODE OF CONDUCT

Our Code of Conduct reinforces our values and high governance standards by:

- explaining how our values of Trust, Respect, Accountability, Collaboration and Innovation must inform our actions;
- guiding the conduct of our employees, officers and directors with each other, our business partners and our communities; and
- emphasizing the responsibility to conduct our business with integrity, to respect and protect human rights and to report violations of the Code without fear of retaliation.

We encourage you to visit the Corporate Governance section of our website (www.rtx.com) for more information about corporate governance at RTX.

Board Leadership Structure

CHAIRMAN

The Board's approach. Under our Corporate Governance Guidelines, the Board does not have a fixed policy on whether the roles of Chairman of the Board and CEO should be separate or combined. Instead, the Governance Committee regularly reviews our Board leadership structure, and the Board selects the structure that it believes will provide the most effective leadership and oversight for RTX at the time. In making this decision, the Board considers a range of factors, including:

- the Company's operating and financial performance;
- any recent or anticipated changes in the CEO role;
- the effectiveness of our processes and structures for Board interaction with and oversight of management; and
- whether it is beneficial to maintain a single voice in leadership communications, both internally and with investors and customers.

In the fall of 2023, we engaged with investors on a range of ESG issues, which included soliciting investors' views on the Board's leadership structure.

How this approach is currently implemented. The Board considered the factors noted above and the mix of views among our investors, as well as the highly competitive environment in which RTX operates. As announced in December 2023, Christopher T. Calio will succeed Gregory J. Hayes as CEO of RTX at our 2024 Annual Meeting of Shareowners. In light of these considerations, the Board believes that the interests of all shareowners are best served at this time by a Chairman who has long experience and familiarity with the Company, our customers and our operations and strategy, as well as extensive knowledge of the aerospace and defense industry. The Board has, therefore, determined that Mr. Hayes is best qualified to serve in the role of Chairman, given the depth and quality of the insights he brings to Board deliberations, his discernment in ensuring pertinent business information reaches the Board and his unique ability to assist and advise Mr. Calio as he takes on the role of CEO of RTX.

The Board believes that this arrangement of Mr. Calio serving as CEO and Mr. Hayes continuing as Chairman, together with an independent Lead Director, creates and sustains an environment in which the Board works collaboratively with management while ensuring that our independent directors can effectively oversee performance and hold senior leaders accountable. All directors are empowered at both the Board and committee level to contribute to and influence the Board's exercise of its oversight responsibilities. Directors are encouraged to suggest items for meeting agendas, receive meeting agendas in advance and raise at any meeting items not on the agenda. In addition, all members of the Board have full access to all management.

INDEPENDENT LEAD DIRECTOR

To ensure robust independent leadership on the Board, our corporate governance guidelines provide that when the Chairman of the Board is not independent, our independent directors must designate from among themselves a Lead Director. This structure provides the appropriate balance among a CEO with responsibilities for day-to-day management, an empowered independent Lead Director with well-defined responsibilities and a Chairman with extensive experience in Board leadership who can collaborate with the CEO and Lead Director on setting meeting agendas and RTX's long-term strategy.

The Board has designated Mr. Reynolds to serve as the Lead Director. Mr. Reynolds was unanimously designated as the Lead Director by RTX's independent directors because of his deep knowledge of the Company's business and strategy, his experience with risk management, financial oversight and governance, and his proven leadership skills and judgment. Further, he is highly skilled at promoting open and transparent communications among directors and management, ensuring that matters are constructively discussed, which supports the effectiveness of the Board's oversight of management and the business.

Our Corporate Governance Guidelines set forth the roles and responsibilities of the Lead Director, which are designed to promote strong, independent oversight of RTX's management and affairs. The Lead Director's responsibilities include facilitating our Board's review of CEO performance; promoting communication between senior management and our Board about issues such as management development and succession planning, executive compensation, risk management and Company performance; and engaging and communicating with shareowners and other stakeholders as appropriate. In selecting Mr. Reynolds as Lead Director, the independent directors considered the experience and capabilities of each independent director, as well as their willingness and capacity to fulfill the significant responsibilities and time commitment of the role.

ROLES, RESPONSIBILITIES AND AUTHORITY OF CHAIRMAN AND LEAD DIRECTOR

The Lead Director and our Chairman meet and speak with each other regularly about the Company's strategy and operations and the functioning of the Board. The Lead Director occupies an independent position of authority and facilitates the exchange of directors' views regarding management.

CHAIRMAN



Gregory J. Hayes
Chairman since 2021

- Presides at all meetings of the full Board
- Presides at meetings of shareowners
- Calls special Board meetings
- Empowered to call special meetings of Board committees
- In conjunction with the Lead Director, plans and approves the schedule and agenda for Board meetings
- Subject to input from the Lead Director, approves information sent to the Board
- Invites senior executives and other employees to attend Board meetings, as appropriate

LEAD DIRECTOR



Fredric G. Reynolds
Lead Director since 2023

- Presides over all private sessions of the independent directors, whether regularly scheduled or called at the Lead Director's discretion
- Empowered to call special Board meetings
- Collaborates with the Chairman to approve the schedule and set the agenda for Board meetings
- Provides input to the Chairman on information sent to the Board
- Presides at Board meetings when the Chairman is not present
- Engages with significant constituencies, as requested
- Oversees the Board's performance evaluation of the CEO and communicates this evaluation and the CEO's compensation approved by the Human Capital & Compensation Committee
- Communicates regularly with the CEO and other directors regarding risk management oversight (see page 30)
- Facilitates succession planning and management development
- Works with the Chair of the Governance Committee to lead the Board's annual self-evaluation process and to review any director's request to accept a new outside directorship or other paid engagement
- Authorizes retention of outside advisors and consultants who report to the Board on board-wide issues

As indicated above, RTX's independent directors meet in private sessions without management present. These sessions are held on a regular schedule, and the Lead Director may call extra sessions as needed.

Board Self-Evaluation

The Board believes that robust and constructive self-evaluation is an essential element of good corporate governance, Board effectiveness and continuous improvement. To this end, the Board annually evaluates its own performance and the performance of the standing committees and of each individual director.

OVERVIEW OF THE SELF-EVALUATION PROCESS

Oversight and leadership

The Governance Committee designs and has oversight responsibility for the annual self-evaluation process.

The Lead Director and the Governance Committee Chair jointly lead the process.

How it works

1 Each independent director confers with the Lead Director or the Governance Committee Chair to provide feedback, including a candid assessment of peer contributions and performance.

2 The Lead Director and the Governance Committee Chair communicate peer feedback to individual directors, making suggestions for improvement where appropriate, and provide feedback on committee performance to each committee chair.

3 The committee chairs discuss this feedback with their committees.

4 The Lead Director and the Governance Committee Chair provide to the full Board a summary of the results of the self-evaluation process and facilitate a Board discussion about opportunities for improvement and actions that might be taken.

How it contributes to Board performance

The self-evaluation informs the Board's consideration of:

- Board roles
- Board preparedness, effectiveness and priorities
- Committee assignments, leadership and performance
- Refreshment objectives, including composition, key skills and diversity
- Director succession planning
- Individual director development

It has generated improvements to our corporate governance practices and the Board's effectiveness, including:

- Allocating more time to private sessions of the independent directors
- Restructuring the standing committees and their responsibilities in order to free up additional time at Board meetings for strategy and other discussions
- Enhancing breadth of expertise and experience brought to committee deliberations through refreshed committee assignments and leadership
- Improving the Board's self-evaluation process itself

In the 2023 self-evaluation process, the Board focused on:

- Board and committee composition, knowledge, skills, attributes, diversity and size, including changes to committee assignments and leadership;
- The Board's review and consideration of CEO and senior management succession planning; and
- The Board's effectiveness in performance of its key oversight responsibilities and its communications with management.

Board Committees

Our Board currently has the following standing committees: the Audit Committee, the Committee on Governance and Public Policy, the Finance Committee, the Human Capital & Compensation Committee and the Special Activities Committee. Our Corporate Governance Guidelines require the Governance Committee to periodically review the Board committee structure and assignments. Due to Board refreshment during 2023, as well as the Board's consideration of individual director development and interests and the functioning of the committees, the Board approved amendments to the charter of the Special Activities Committee and approved changes to assignments for each of the committees.

The Audit Committee, the Governance Committee and the Human Capital & Compensation Committee are composed exclusively of independent directors. Mr. Hayes and Mr. Calio (each of whom is an active employee) serve on the Finance Committee and the Special Activities Committee, because the Board believes each brings particular insights on topics within these committees' responsibilities. Neither of these committees is a required committee under Securities and Exchange Commission ("SEC") rules or New York Stock Exchange ("NYSE") rules.

Each standing committee has the authority to retain independent advisors, to approve the fees paid to those advisors and to terminate their engagements.

Each committee operates under a charter that it reviews annually. These charters are available on the Corporate Governance section of our website (www.rtx.com).



Audit

Leanne G. Caret
Chair



2023 MEETINGS: 8

COMMITTEE MEMBERS

Bernard A. Harris, Jr.
Ellen M. Pawlikowski
Denise L. Ramos
Robert O. Work

Fredric G. Reynolds served as a member and Chair of the Audit Committee until February 15, 2024. Leanne G. Caret became Chair of the Audit Committee effective February 15, 2024.

- Assists the Board in overseeing: the integrity of RTX's financial statements; the independence, qualifications and performance of RTX's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, Code of Conduct and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and other responsibilities as delegated by the Board from time to time

- Recommends to the Board a nominee (for shareowner approval) of an accounting firm to serve as RTX's independent auditor and maintains responsibility for compensation, retention and oversight of the auditor

- Pre-approves all auditing services and permitted non-audit services to be performed for RTX by its independent auditor

- Reviews and approves the appointment and replacement of the senior Internal Audit executive

The Board has determined that each of Ms. Caret and Ms. Ramos is an "audit committee financial expert," as defined in the SEC rules.



Governance and Public Policy

Robert O. Work
Chair



2023 MEETINGS: 5

COMMITTEE MEMBERS

Denise L. Ramos
Fredric G. Reynolds
James A. Winnefeld, Jr.

Denise L. Ramos joined the Governance Committee effective May 2, 2023.

- Reviews and oversees RTX's positions on significant public policy issues and its policies and objectives with respect to product safety, workplace safety, sustainability, human rights and elements of DE&I that do not fall under human capital management
- Develops and recommends modifications to our Corporate Governance Guidelines
- Identifies and recommends qualified candidates for election to the Board
- Reviews periodically the Company's policies on retirement age and term limits for non-employee directors
- Makes recommendations to the Board for committee assignments
- Reviews and monitors the orientation of new Board members and the continuing education of all directors
- Oversees the design and conduct of the annual self-evaluation of the Board, its committees and individual directors
- Reviews corporate governance developments and trends and, where appropriate, makes recommendations to the Board on the Company's governance
- Recommends to the Board appropriate compensation of non-employee directors



Finance

Brian C. Rogers
Chair



2023 MEETINGS: 5

COMMITTEE MEMBERS

Tracy A. Atkinson
Christopher T. Calio
Gregory J. Hayes
George R. Oliver
Robert K. Ortberg

Denise L. Ramos served on the Finance Committee until May 2, 2023. Christopher T. Calio joined the Finance Committee effective December 14, 2023.

- Reviews and monitors the management of RTX's financial resources and financial risks
- Considers plans for significant acquisitions and divestitures
- Monitors progress on pending and completed acquisitions and divestitures
- Reviews significant financing programs in support of business objectives
- Reviews significant capital appropriations
- Reviews policies and programs related to: dividends and share repurchases; financing, working and long-term capital requirements; managing exposure with respect to foreign exchange, interest rates and raw material prices; investment of pension assets; and insurance and risk management



Human Capital & Compensation

Tracy A. Atkinson
Chair



2023 MEETINGS: 5

COMMITTEE MEMBERS

George R. Oliver
Fredric G. Reynolds
Brian C. Rogers
James A. Winnefeld, Jr.

Fredric G. Reynolds joined the
Human Capital & Compensation
Committee effective
February 15, 2024.

- Reviews RTX's executive compensation policies and practices to ensure that they adequately and appropriately align executive and shareowner interests
- Reviews and approves the design of, and sets performance goals for, our executive annual and long-term incentive programs
- Evaluates the performance of RTX, our business units and our NEOs relative to performance goals set by the Committee for the annual and long-term incentive programs
- Reviews and approves compensation for the CEO and other executive officers of the Company
- Reviews a risk assessment of RTX's compensation policies, plans and practices
- Reviews the Company's initiatives relating to recruiting, retention, career development, DE&I and other aspects of human capital management



Special Activities

James A. Winnefeld, Jr.
Chair



2023 MEETINGS: 4

COMMITTEE MEMBERS

Christopher T. Calio
Leanne G. Caret
Bernard A. Harris, Jr.
Gregory J. Hayes
Robert K. Ortberg
Ellen M. Pawlikowski
Robert O. Work

Christopher T. Calio joined the
Special Activities Committee
effective December 14, 2023.

- Reviews and monitors activities involving classified business of RTX, including significant classified programs
- Reviews policies, processes, risk management and internal controls applicable to classified business
- Supports the Board as required in oversight of classified business cybersecurity
- Reviews RTX's cybersecurity risk exposure with respect to the Company's products and management's efforts to manage that exposure
- Assists other committees of the Board with their activities and oversight related to product safety risk and development of technical talent
- Monitors critical technology gaps and reviews the investments, talent development and other efforts by management to address those gaps

Director Independence

Under RTX's Director Independence Policy and the NYSE listing standards, a majority of our directors must be independent, meaning that they do not have a direct or indirect material relationship with RTX (other than as a director). The Board's Director Independence Policy guides the independence determination and defines certain categories of relationships that will not be considered material relationships that would impair a director's independence. This policy is available on the Corporate Governance section of our website (www.rtx.com).

Before joining the Board and each year thereafter, each director or nominee completes a questionnaire about relationships and transactions that may require disclosure, may affect the independence determination for that individual or may affect our ability to meet the heightened independence standards for members of the Audit Committee and members of the Human Capital & Compensation Committee. The Governance Committee's assessment of independence considers all known relevant facts and circumstances about the relationships bearing on the independence of a director or nominee. The Board considers potential materiality of a director's relationship with RTX both from the director's standpoint and from the standpoint of persons or organizations with which the director has an affiliation. The assessment also considers sales and purchases of products and services, in the ordinary course of business, between RTX (including its subsidiaries) and other companies or charitable organizations where a director or a nominee (or immediate family members) may have relationships pertinent to the independence determination.

In accordance with the Director Independence Policy and the NYSE listing standards, the Board has determined that, other than Mr. Hayes and Mr. Calio (each of whom is a current employee of RTX), none of the nominees for election at the 2024 Annual Meeting has, directly or indirectly, a material relationship with RTX (outside of serving as a director) or any direct or indirect material interest in any transaction involving RTX. Other than Mr. Hayes and Mr. Calio, each nominee satisfies our independence criteria and the independence standards of the NYSE and the SEC.

The Board's Role

Our Board provides active and independent oversight and guidance to management regarding the Company's long-term strategy and priorities, risk management, CEO and senior management succession planning, and ESG, as well as other aspects of our business and affairs. In addition, the Board has adopted robust governance practices to enhance its effectiveness and is engaged on behalf of our shareowners.

As part of carrying out its oversight responsibilities, the Board:

- Annually reviews the Company's long-term plan and objectives and those of its business units
- Engages in ongoing discussions of near-, medium- and long-term risks and strategic matters, including the geopolitical environment, economic conditions, industry trends and developments, and their impacts on our business, as well as strategic challenges and opportunities
- Is regularly briefed on assessments of the Company's business portfolio and is engaged in the Company's mergers, acquisitions, divestitures and other corporate development activities
- Receives regular updates on management's progress and execution of the Company's strategy and reviews and approves the Company's annual operating plan
- Periodically receives briefings from outside advisors and counsel on strategic, financial, legal and compliance, and other matters

In 2023, our Board worked closely with management to provide effective oversight of key priorities, including:

- Our risk management efforts, with a particular focus on cybersecurity, compliance and product safety risks, including oversight of the investigation of and remediation plan for the Pratt & Whitney powder metal manufacturing matter
- Transforming our enterprise to better meet our customers' needs by realigning our business segments and divesting noncore businesses
- Our response to evolving geopolitical and other external conditions, including inflation, interest rates, supply chain disruptions and the conflict in Ukraine
- Our execution of ESG-related initiatives in furtherance of our ESG strategy and vision
- Our shareowner engagement efforts
- CEO and senior management succession planning
- Our focus on operational excellence and financial performance, including through digital infrastructure investments, expanded use of data analytics and engagement with suppliers
- Our strategic investments in technology and innovation
- Expansion of and meeting our commitment to return capital to investors

RISK MANAGEMENT OVERSIGHT

The chart below shows the current allocation of general risk oversight functions between management and the Board.

Management

Responsible for identifying, assessing, prioritizing and managing the various risks that the Company faces

- Employs a comprehensive enterprise risk management ("ERM") program
- Maintains robust internal processes and an effective internal control environment

Board of Directors

Responsible for Board/committee risk oversight governance, including allocation of risk oversight responsibilities

- Audit Committee oversees management's ERM program
- Board has allocated specific responsibilities to itself and its committees for overseeing particular risks, as shown below



Full Board
- Major strategic risks, such as significant litigation and pandemics
- Enterprise cybersecurity (e.g., IT systems, factory, supply chain and hosted services) and compliance
- Succession planning
- Government relations

Audit Committee
- Financial reporting
- Internal controls
- Auditing matters
- Taxes
- Legal, ethical and regulatory compliance programs

Committee on Governance and Public Policy
- Corporate governance
- Conflicts of interest
- Director independence
- Product safety
- Sustainability
- Workplace safety
- Human rights
- Public policy issues
- DE&I (excluding human capital management)

Finance Committee
- Capital structure
- Financing
- Pensions
- Capital transactions
- Foreign exchange
- Interest rates
- Corporate transactions

Human Capital & Compensation Committee
- Executive compensation and benefits policies, practices and plans
- Incentive plan performance metrics and goals
- Compensation for senior leaders
- Compensation plan design
- Executive retention
- Human capital management initiatives

Special Activities Committee
- Classified business
- Technology and innovation
- Product cybersecurity

The Board's risk oversight governance framework is designed to enable it to understand critical near-, medium- and long-term risks in the Company's business and strategy, allocate responsibilities for risk oversight among the full Board and its committees, evaluate the Company's risk management processes and whether they are functioning adequately, and engage in regular communications with management regarding risk trends, developments, mitigation, major issues and responsive actions. For the sake of efficiency, the full Board retains primary oversight responsibility over certain risks that cut across the subject area expertise of multiple committees, such as significant litigation.

The Company maintains robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. A core element is the Company's ERM program, which conforms to the Enterprise Risk Management—Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission and is designed to identify and evaluate the full range of significant risks to RTX, including legal, compliance, financial, operational, strategic and reputational risks. Our Finance function, in close collaboration with our Legal, Contracts and

Compliance function, leads the ERM program, with an annual cycle for structured reviews, discussions and mitigation planning. Risks are identified and evaluated through both a "bottom-up" and a "top-down" process involving senior management and all of the functions and business units. Through this process, senior management considers trends and developments, as well as the effectiveness of the Company's mitigation plans. Our risk management processes are informed by the results of our ERM program, including those relating to our Internal Audit plans, our ethics and compliance programs, and our financial reporting and SEC disclosures.

The Chief Financial Officer and General Counsel report to the Board at least annually on the most significant risks under our ERM program and the associated mitigation plans. They also annually brief the Audit Committee on the ERM review process. In connection with these ERM reports and briefings, the Board reviews its allocation of risk oversight responsibilities among itself and its committees.

In addition to these ERM briefings, management regularly reviews significant risks, including trends and developments, with the Board and its committees, providing updates on long-term risks during annual long-range planning, strategic reviews and through regular reviews of annual operating plans, as well as providing a near- and medium-term focus on financial performance, market environment updates and presentations on specific associated risk areas. Between Board and committee meetings, directors receive updates regarding developments in the Company's business as well as emerging risks. In addition, the Lead Director regularly communicates with the CEO and other directors about emerging risks and issues and the coverage of appropriate risk topics in Board meeting agendas.

Cybersecurity Risk Oversight

Given the nature of our business, we have a robust cybersecurity program for identifying, assessing and managing cybersecurity risks. These risks include those relating to our internal systems, as well as to our products, services and programs for customers, and our supply chain. In 2023, the full Board assumed primary oversight responsibility for "enterprise" cybersecurity risks, such as those relating to our information and operational technology systems and our suppliers and partners for those systems, and it receives regular briefings on these risks in addition to briefings on enterprise cybersecurity incidents and key Company defenses and mitigation strategies. Our Special Activities Committee continues to have primary oversight responsibility for cybersecurity risks that relate to our products and services, is regularly briefed by management on such risks, including updates on product and service cybersecurity incidents, defenses and mitigation strategies, and supports the Board in oversight of classified business cybersecurity, including with respect to company internal information and operational technology systems. The Audit Committee also considers cybersecurity and data privacy risks in connection with its financial and compliance risk oversight role.

Product Safety Risk Oversight

Management fosters a strong safety culture and maintains robust safety programs across our businesses. Product safety is covered by our ERM program, and the Governance Committee has oversight responsibility for product safety risks (with the Special Activities Committee assisting on classified product safety). The Governance Committee annually reviews our corporate product safety program, receives a dashboard at each meeting that reports on product safety matters (including incident metrics and managed safety issues) and regularly receives a briefing from each business unit on its product safety management system, including how the system applies in practice, as well as the business unit's product safety culture. Our product safety program also provides for immediate reporting to the Governance Committee in the event of certain significant product safety incidents.

Board Oversight of Pratt & Whitney Powder Metal Manufacturing Matter

The safe operation of our products is of paramount importance to the Company. In July of 2023, we determined, through ongoing surveillance by Pratt & Whitney's ("P&W") safety management system, that a rare condition in powder metal manufactured between the fourth quarter of 2015 and the third quarter of 2021 that was used to make certain Pratt & Whitney engine parts would require accelerated inspection and retirement of potentially affected parts. Due to the number of affected parts and resultant inspection interval, the impact on the PW1100G-JM Geared Turbo Fan ("GTF") fleet, which power the A320neo family of aircraft, is outside normal business management activity.

The Board provided, and continues to provide, active and engaged oversight of this matter to ensure that the Company has taken sufficient actions to permit the continued safe operation of the fleet. This Board oversight includes regular reviews of the product safety investigation of this matter, the 'read-across' analysis for powder metal impacts to other engine platforms and the development of the associated fleet action plans, including the operational and safety assumptions underpinning those plans. In addition, the Board has reviewed estimated financial impacts attributable to this matter and provided oversight of our performance against the fleet action plan, our public disclosures regarding this matter and our actions to address both customer disruption and negative reputational impact resulting from this matter.

Between July and December 2023:

- The full Board participated in six formal Board meetings where the powder metal matter was reviewed, four of which were in-person meetings, and three of which were special meetings called to address the matter;
- The Governance Committee, which oversees product safety, conducted a detailed review of P&W's safety management system, as applied to the powder metal matter;
- The Board received frequent, written updates from management regarding the powder metal matter, including ten update letters from the Chairman and CEO;
- Directors conducted a site visit at P&W's West Palm Beach facility, one of the sites where GTF overhauls are performed to address the powder metal matter, to obtain insights into how the fleet action will be executed; and
- Board members participated in numerous informal calls and discussions with management representatives regarding the matter.

The Board will continue its active oversight of the remediation of the powder metal matter in 2024 and will remain focused on other risks that could impact the safety and quality of our products.

Compensation Risk Oversight

The Human Capital & Compensation Committee believes that executive compensation payouts must:

- Align with the Company's financial performance
- Be earned in a manner consistent with RTX's Code of Conduct
- Promote long-term, sustainable value for shareowners
- Provide fair and equitable pay regardless of race and gender
- Strike a balance between appropriate levels of financial opportunity and risk

The Committee identifies, monitors and mitigates compensation risk in the following ways:

Sound Incentive Plan Design	Our annual and long-term incentive plans use complementary performance metrics that are essential indicators of the financial health of our Company. The Committee establishes financial performance goals that are challenging, yet realistic, and maintains the ability to use its discretion to adjust payouts under our annual incentive plan, to the extent it believes the calculated results do not accurately reflect the overall quality of performance for the year. Further, payouts for both annual incentive awards and PSUs are capped at 200% of target.
Emphasis on Long-Term Performance	Long-term incentives ("LTI") are the cornerstone of RTX's executive compensation program. Our LTI program incorporates long-term financial performance metrics that are designed to align executive interests with shareowner interests.
Rigorous Share Ownership Requirements	RTX maintains significant share ownership requirements for our senior executives and directors. These requirements are intended to reduce risk by aligning the economic interests of executives and directors with those of our shareowners. A significant stake in future performance discourages the pursuit of short-term opportunities that can create excessive risk. See page 38 for more information.
Prohibition on Short Sales, Pledging and Hedging of RTX Securities	RTX prohibits directors, officers and employees from entering into transactions involving short sales of our securities. Directors and executive officers are also prohibited from pledging or assigning RTX stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of RTX securities also are prohibited, whether or not those securities were granted to or held, directly or indirectly, by a director, officer or employee.

Clawback Policy	The RTX Corporation Clawback Policy is our comprehensive policy on recoupment of compensation that covers all RTX employees, including NEOs and executive officers. This policy allows RTX to recoup annual and long-term incentive compensation in a number of circumstances, including financial restatements, compensation earned as a result of financial miscalculations, violations of RTX's Code of Conduct and violations of post-employment restrictive covenants. Further, in October 2023, we adopted the RTX Corporation Executive Officer Clawback Policy that is intended to comply with SEC regulations and NYSE listing standards. Under this policy, the Company can recoup covered incentive-based compensation from executive officers (as defined by the SEC) upon the occurrence of any restatement made to correct an error in previously issued financial statements due to material noncompliance with any financial reporting requirement under the securities laws. This Policy supplements, but does not replace, the RTX Corporation Clawback Policy. See pages 65-66 for details.
Post-Employment Covenants	Members of the Company's Executive Leadership Group ("ELG"), which includes each of our current NEOs, may not engage in post-employment activities detrimental to RTX, such as disclosing proprietary information, soliciting RTX employees or engaging in competitive activities. See page 65 for more details.

Compensation Risk Assessment. During 2023, the Committee engaged Frederic W. Cook & Co. ("FW Cook"), the Committee's independent third-party consultant, to perform a compensation risk assessment. As a result of this assessment, both FW Cook and the Committee concluded that the Company's incentive plans do not contain risky features that are likely to have a material and adverse impact on the Company. Further, FW Cook and the Committee concluded that the Company's compensation plans, programs and policies contain sufficient risk mitigation factors.

SUCCESSION PLANNING OVERSIGHT

The Board has primary responsibility for CEO and senior management succession planning. The Board considers effective continuity of leadership to be critical to the Company's success and supports senior management in carefully considering and planning for successful leadership transitions. The CEO and the Executive Vice President & Chief Human Resources Officer regularly meet with the Board to discuss the development of potential candidates for succession to senior leadership roles, including the CEO role. The Board's input and feedback are reflected in annual updates to succession plans. Succession plans include readiness assessments, biographical information and career development plans.

On December 14, 2023, as the culmination of several years of a deliberate, disciplined succession planning process, the Board announced a leadership transition, where Mr. Calio will succeed Mr. Hayes as CEO, effective May 2, 2024. Mr. Hayes will continue to serve as Chairman of RTX, becoming Executive Chairman, effective May 2, 2024. Mr. Calio was also elected to the Board, effective December 14, 2023.

ESG OVERSIGHT

Our commitment to innovation and collaboration drives our vision for a safer, more connected world, and underpins our environmental, social and governance ("ESG") approach. Our ESG pillars—People, Planet and Principles—are essential components of the mission-critical work that we perform. In 2021, with the Board's engagement, we developed our comprehensive ESG strategy, which sets forward-looking aspirations aligned with our focus areas and business strategy, while supporting the advancement of people, lifting up underserved communities and addressing the global challenges of climate change. In 2022 and 2023, we continued to build on and integrate this strategy throughout our business, holding ourselves accountable for progress on our ESG objectives in our annual incentive plans and increasing transparency to our stakeholders through our annual ESG Reports and website disclosure of our CDP Climate Change Questionnaire responses. Our 2022 ESG Report, published in April 2023, was the Company's second such report and was prepared in alignment to globally recognized standards and frameworks, including the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board's (SASB) standards for the Aerospace and Defense industry, and the Task Force on Climate-related Financial Disclosures (TCFD). Our 2023 ESG Report, to be published in the second quarter of 2024, will include updates on our accomplishments and progress against the metrics that we have outlined in our prior reports and on our website. Our ESG Reports and our CDP Climate Change Questionnaire responses can be found at: https://www.rtx.com/our-responsibility/resources.

Our ESG Strategy: People, Planet and Principles



Climate risk
& resilience
Environmental stewardship
& compliance
Sustainable
technology innovation
Energy &
GHG emissions
Community vitality
Ethics & compliance
Talent attraction
& development
Business resilience &
crisis management
Diversity, Equity
& Inclusion
Data security
& privacy
Health, safety
& wellness
Product safety, quality
& transparency
Planet
Innovating new technologies and advancing our operations to help our company, as well as our customers, suppliers and communities, reach their climate and sustainability goals and positively impact the world around us.
People
Bringing together a talented, diverse workforce in an inclusive and innovative environment, helping employees achieve their full potential and create a positive impact on society.
Principles
Operating our global business with integrity and a long-term mindset to deliver on our promises by living our values of trust, respect, accountability, collaboration and innovation.

ESG Oversight Structure

Our CEO is ultimately responsible for ESG strategy and performance, with oversight by our Board of Directors. As with risk management oversight, the Board has allocated oversight responsibility for ESG matters and risks to its committees, while retaining full Board oversight of certain ESG matters. The chart below shows the current allocation of ESG risk oversight between the full Board and committees of the Board.



Full Board

ESG matters that cut across the expertise of multiple committees, including:

- Sustainable technology and innovation
- Climate risk
- Business resilience and crisis management

Governance Committee

- Environmental stewardship & compliance
- Energy & greenhouse gas emissions
- Health, safety & wellness
- Community vitality
- Product safety
- Human rights

Human Capital & Compensation Committee

- Human capital management, including DE&I and talent attraction, development and engagement
- Compensation plans

Audit Committee

- Ethics & compliance
- Data privacy
- Product quality

Special Activities Committee

- Data security
- Classified product safety
- Classified business compliance

The committees are regularly briefed by management on ESG-related matters for which they have responsibility, including briefings on the Company's programs, initiatives, goals, risks and opportunities relating to these matters. The Board also discusses ESG risks and opportunities in the context of its review of the Company's top enterprise risks and mitigation plans, strategic priorities, potential investments and operating and long-term planning.

Shareowner Engagement and Responsiveness

The Board and management believe in transparent and open communication with investors. Over the years, these engagements have improved our corporate governance practices, led to increased shareowner rights, enhanced the Board's composition and improved the design and disclosure of our executive compensation program.

We regularly communicate with our investors throughout the year, through calls, one-on-one and small group meetings, and conferences or other events. We also engage with our investors each spring after our proxy statement is filed. Outside of proxy season, typically in the late summer and fall, we solicit feedback on our ESG initiatives, corporate governance practices and the executive compensation program.

2023 SHAREOWNER ENGAGEMENT OUTSIDE OF PROXY SEASON

When	Who	Topics	Objectives		Outcome
Fall of 2023	**Institutional investors representing nearly 38% of our shares**	• Updates on our ESG accomplishments and progress against the metrics we have outlined • Ongoing integration of our ESG strategy throughout our business, addressing several areas across our three ESG pillars • Highlights of our 2022 ESG Report and preparations for our 2023 report	• Enhance investor understanding of our ESG journey, including our areas of focus, our progress to date and our roadmap for increased transparency and accountability • Grow our understanding of which ESG issues are of greatest interest and importance to our stakeholders	>	• Used feedback to inform refinements to our ESG roadmap, as well as the content of our third annual ESG Report and other ESG disclosures
		• Board leadership	• Enhance our understanding of investors' views on board leadership structures	>	• Communicated to the Governance Committee that our largest investors have a range of views on board leadership structures
		• Key elements of our 2023 executive compensation program, including the revised Corporate Responsibility Scorecard	• Obtain feedback on our executive compensation program, including the implementation of quantitative goals for the Corporate Responsibility Scorecard used for AIP purposes	>	• Provided feedback to the Human Capital & Compensation Committee

In 2023, we engaged on ESG, Board leadership and compensation matters with institutional investors holding RTX Common Stock representing nearly 38% of our outstanding shares.

Political Activities and Public Policy Engagement

RTX actively participates in the political and public policy process at the federal, state and local levels on matters that are core to our business interests. We operate in highly regulated industries, and our government relations initiatives are intended to educate and inform officials and the public on a broad range of public policy matters that impact our businesses. These initiatives are based on the Company's interests and needs—not based on the personal agendas of individual directors, officers or employees—and are conducted in accordance with our Code of Conduct and applicable laws and regulations.

All political activities of RTX are managed from the highest levels of the Company. The Board of Directors, directly or through the Governance Committee, is responsible for reviewing and monitoring the Company's conduct of government relations activities, including its positions on significant public policy issues, advocacy efforts and political spending. The Governance Committee receives regular briefings from management on these matters to ensure that the Company's political activities are well aligned with its strategy and values.

The Board also oversees the activities of the Employees of RTX Corporation Political Action Committee ("RTX PAC"). RTX PAC is voluntary, funded with employee contributions only, nonpartisan and supports candidates for federal and state office and the national political organizations of both major parties—thus giving employees, regardless of their political affiliations, a way to speak with a unified voice on issues important to RTX. RTX PAC is governed by a Steering Committee composed of members of RTX's Corporate leadership team and considers several criteria before approving a contribution to a candidate, including a determination that the candidate demonstrates a commitment to RTX's core values of trust, respect, accountability and collaboration. RTX PAC does not give to candidates who are under Department of Justice investigation or to those who are under investigation for a significant violation of Congressional ethics rules. RTX PAC operates in accordance with all applicable laws and regulations, and its contributions are reflected in public filings with the Federal Election Commission.

The Senior Vice President for Global Government Relations leads RTX's government relations and political activities initiatives, reports to the Governance Committee on the Company's political and lobbying activities, including the activities of RTX PAC, and works closely with the Company's legal department to ensure the Company's political activities comply with all legal requirements, established company policies and the highest ethical standards.

RTX does not contribute company funds to federal, state or local office candidates, Section 527 organizations, Super PACs, independent expenditures or other "grass roots" communications to the general public related to the support or opposition of federal, state or local candidates, ballot measures or any other election-related matters.

In the ordinary course of business, RTX also participates in, and pays membership dues to, certain nonprofit trade associations that help us stay abreast of technical issues, emerging industry standards and other trends relevant to our business, and provide educational opportunities for employees and support workforce development initiatives. Some trade associations use a portion of their membership dues for nondeductible purposes, such as lobbying. RTX does not make payments to trade associations or other tax-exempt organizations that are designated for election-related purposes.

We are transparent with respect to the Company's political activities and the activities of RTX PAC, and we fully comply with all applicable public disclosure requirements. In particular,

- We provide extensive information about our political activities on our website and ensure that such information is current.
- With respect to federal lobbying: We file quarterly lobbying activity reports and semi-annual lobbying contributions reports with the Clerk of the U.S. House of Representatives and the Secretary of the U.S. Senate. These reports contain details of our lobbying efforts, political activity and related expenditures in accordance with the Lobbying Disclosure Act and are publicly accessible via the House and Senate websites and RTX's website.
- With respect to state and local lobbying: Our activities at the state and local level are limited and generally involve issues related to economic development and business regulatory matters in states where we maintain a significant business presence. State and local lobbying activities are disclosed in compliance with applicable laws and regulations, and, for those jurisdictions that provide online availability, we disclose on our website where our filed reports can be obtained.
- We disclose, through public filings with the Federal Election Commission, the full list of candidates and committees to which RTX PAC has contributed, and we provide a link to these filings on our website.
- We disclose on our website a listing of the trade associations to which the Company paid $25,000 or more in membership dues, including the portion of such dues, if any, that are nondeductible as a lobbying or political expenditure.

Additional information regarding RTX's public activities can be found on our website at www.rtx.com under the heading "Who We Are/Corporate Governance/Public Activities."

Compensation of Directors

Pay Structure

ANNUAL RETAINER

Under the terms of the RTX Corporation Board of Directors Deferred Stock Unit Plan ("RTX Director DSU Plan"), annual retainers for non-employee directors are payable 40% in cash and 60% in deferred stock units ("DSUs"). Directors, however, may elect to receive 100% of the annual retainer in DSUs. The annual retainer paid to non-employee directors for the May 2023 to May 2024 Board cycle is dependent upon the role each director holds, as follows:

Role	Cash ($)	Deferred Stock Units ($)	Total Annual Retainer ($)
All Directors (base retainer)	$130,000	$195,000	**$325,000**
Additional Compensation for Services as:*			
Lead Director	$32,000	$48,000	**$80,000**
Audit Committee Chair	$16,000	$24,000	**$40,000**
Human Capital & Compensation Committee Chair	$14,000	$21,000	**$35,000**
Finance Committee Chair	$10,000	$15,000	**$25,000**
Governance and Public Policy Committee Chair	$10,000	$15,000	**$25,000**
Special Activities Committee Chair	$10,000	$15,000	**$25,000**

* Directors serving in multiple leadership roles receive incremental compensation for each role.

Annual retainers are paid each year following the Annual Meeting. Non-employee directors who join the Board or are appointed to a leadership role between the Annual Meeting and the end of September receive 100% of the annual retainer. However, non-employee directors who join the Board or are appointed to a leadership role between October and the next Annual Meeting receive 50% of the annual retainer.

Non-employee directors do not receive additional compensation for attending regular Board or committee meetings, although they do receive a $3,000 fee for special, in-person meetings. The special meeting fee applies only to formal Board or committee meetings that are not on the Board's annual calendar and do not take place during a regularly scheduled Board meeting. In 2023, there was one special, in-person meeting of the Board.

DEFERRED RESTRICTED STOCK UNITS

Directors appointed to the Board before October 2019 received a one-time deferred restricted stock unit ("RSU") award. This award vested in equal portions over five years but distribution does not occur until a director retires from the Board. Non-employee directors appointed after October 2019 did not receive a deferred RSU award upon joining the Board. All deferred RSUs are fully vested.

DIVIDEND TREATMENT

When RTX pays a dividend on Common Stock to shareowners, directors are credited with additional DSUs and deferred RSUs equal in value to the dividend paid on the corresponding number of shares of RTX Common Stock.

PLAN DISTRIBUTIONS

DSUs and deferred RSUs are not distributed to directors until they retire from the Board. Upon retirement, RTX DSUs and deferred RSUs are converted into shares of RTX Common Stock. For our legacy UTC directors, upon the 2020 spinoff by UTC of Carrier and Otis, vested DSUs and deferred RSUs originally based in UTC stock were converted into vested DSUs and deferred RSUs in the stock of RTX, Carrier and Otis. When these directors retire from the RTX Board, the Carrier and Otis DSUs and deferred RSUs (if any) will be distributed in cash. Directors can elect to receive distributions in either a lump sum or in 10- or 15-year installments.

2023 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Tracy A. Atkinson	$147,000	$216,000	$25,997	**$388,997**
Leanne G. Caret[4]	$201,000	$297,000	$25,997	**$523,997**
Bernard A. Harris, Jr.	$133,000	$195,000	$18,825	**$346,825**
George R. Oliver	$3,000	$325,000	$328	**$328,328**
Robert K. (Kelly) Ortberg	$133,000	$195,000	$984	**$328,984**
Margaret L. O'Sullivan[5]	$0	$0	$35,997	**$35,997**
Dinesh C. Paliwal[5]	$3,000	$405,000	$30,328	**$438,328**
Ellen M. Pawlikowski	$3,000	$325,000	$10,997	**$338,997**
Denise L. Ramos	$3,000	$325,000	$1,325	**$329,325**
Fredric G. Reynolds[6]	$165,000	$243,000	$1,325	**$409,325**
Brian C. Rogers	$3,000	$350,000	$26,325	**$379,325**
James A. Winnefeld, Jr.	$3,000	$350,000	$20,403	**$373,403**
Robert O. Work	$143,000	$210,000	$8,628	**$361,628**

(1) Reflects the portion of the directors' annual retainer paid in cash. Messrs. Oliver, Paliwal, Rogers and Winnefeld, Jr. and Mses. Pawlikowski and Ramos elected to receive their annual cash retainer in DSUs, as detailed in footnote (2).

(2) Reflects the grant date fair value of DSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU awards is calculated in accordance with FASB ASC Topic 718 using assumptions described in Note 19: Stock Based Compensation, to the Consolidated Financial Statements in RTX's 2023 Annual Report on Form 10-K. The number of units credited to each director in 2023 was calculated by dividing the value of the award by the NYSE closing price per share of RTX Common Stock on May 2, 2023, which was the date of the 2023 Annual Meeting of Shareowners, or for retainers paid to directors upon joining the Board or being appointed to a leadership role, the RTX closing stock price on the grant date. DSU awards are credited with additional units each time the Company pays a dividend to shareowners and are restricted from distribution while a non-employee director serves on the Board.

(3) Amounts in this column include incidental benefits and matching contributions to eligible nonprofit organizations under the Company's matching charitable gift program that covers non-employee directors, as well as Company employees. The Company's matching charitable gifts paid in 2023 were as follows: Ms. Atkinson, $25,000; Ms. Caret, $25,000; Mr. Harris, $17,500; Ms. O'Sullivan, $35,000; Mr. Paliwal, $30,000; Ms. Pawlikowski, $10,000; Mr. Rogers, $25,000; Mr. Winnefeld, Jr., $15,000; and Mr. Work, $8,300.

(4) Ms. Caret joined the Board in January 2023, and as a result was paid: (i) 50% of the base annual retainer for the 2022/2023 Board cycle; and (ii) 100% of the base annual retainer for the 2023/2024 Board cycle. Due to an administrative error, the cash portion of the retainer for the 2022/2023 Board cycle was paid to Ms. Caret in early 2024.

(5) Ms. O'Sullivan and Mr. Paliwal retired from the Board on May 2, 2023 and December 1, 2023, respectively.

(6) Mr. Reynolds was appointed the independent Lead Director of the Board on December 1, 2023, following Mr. Paliwal's retirement. As a result, during 2023, Mr. Reynolds was paid: (i) 50% of the Lead Director retainer for the 2023/2024 Board cycle; (ii) 100% of the base annual retainer for the 2023/2024 Board cycle; and (iii) 100% of the Audit Committee chair retainer for the 2023/2024 Board cycle.

CHANGES TO DIRECTOR COMPENSATION FOR 2024

In its review of directors' compensation for the 2024/2025 Board cycle, the Committee on Governance and Public Policy decreased the lead director retainer from $80,000 to $50,000 to better align with the competitive market. This change will become effective on May 2, 2024, the date of the 2024 Annual Meeting of Shareowners.

Share Ownership

Share Ownership Requirements

Our rigorous share ownership requirements, shown below, promote and strengthen the alignment of our non-employee directors and senior management with the interests of our shareowners.

6x base salary for our Chairman and CEO role(s)	**5x** annual base cash retainer for non-employee directors	**4x** base salary for our CFO, COO and business unit presidents	**3x** base salary for other ELG members	**2x** base salary for other officers*

For the purposes of determining compliance with the RTX Share Ownership Policy, shares are defined as RTX Common Stock held outright (by the executive/director or their spouse), restricted stock units, restricted stock awards and shares or share equivalents held in a Company savings plan or deferred compensation plan. Stock options, stock appreciation rights and performance share units are excluded from the definition of shares under the RTX Share Ownership Policy.

Non-employee directors must achieve their required ownership level within five years of joining the Board, and ELG members (including the NEOs) must achieve their ownership levels within five years of appointment to the ELG or a role requiring a higher level of ownership. Other officers who are not ELG members must achieve their ownership levels within five years of appointment to an officer role. An individual who has not reached the applicable ownership level after this five-year period is not permitted to sell RTX shares until that ownership level is achieved. All directors, ELG members and other officers currently comply with their respective ownership requirements or are on track to meet them within the five-year period.

* Other officers who are not ELG members.

Beneficial Share Ownership of Directors and Executive Officers

The following table shows the beneficial ownership of RTX Common Stock as of February 9, 2024, for: (i) each director and nominee; (ii) each NEO; and (iii) the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of RTX Common Stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

Name of Beneficial Owner	SARs Exercisable within 60 days[1]	RSUs Convertible to Shares within 60 days[2]	DSUs Convertible to Shares within 60 days[3]	Total Shares Beneficially Owned[4]
Each director and nominee for director, including CEO and President & COO				
T. Atkinson	–	–	10,866	17,746
C. Calio	28,408	–	–	113,953
L. Caret	–	–	3,076	3,076
B. Harris, Jr.	–	–	6,845	6,845
G. Hayes	260,581	–	–	844,807[5]
G. Oliver	–	–	10,652	26,918
R. Ortberg	52,092	–	6,419	204,699
E. Pawlikowski	–	–	11,382	14,581
D. Ramos	–	1,171	20,354	21,525
F. Reynolds	–	1,195	18,443	41,863
B. Rogers	–	1,195	28,523	34,718[6]
J. Winnefeld, Jr.	–	–	16,790	24,590
R. Work	–	–	12,732	17,933

Name of Beneficial Owner	SARs Exercisable within 60 days[1]	RSUs Convertible to Shares within 60 days[2]	DSUs Convertible to Shares within 60 days[3]	Total Shares Beneficially Owned[4]
CFO and other NEOs who are not also directors				
N. Mitchill, Jr.	19,778	–	–	69,796
S. Timm	13,167	–	–	49,121
W. Kremer	8,740	–	–	54,761
All directors, nominees and executive officers as a group (21 in total)[7]				**1,723,343**

(1) Net number of shares of RTX Common Stock that would be issued to the current or former executive officers if their vested stock appreciation rights were exercised within 60 days of February 9, 2024. Once vested, each SAR can be exercised for the number of shares of RTX Common Stock having a value equal to the difference between the market price on the exercise date and the exercise price of the SAR. The estimated net number of shares of RTX Common Stock was calculated using $90.51 per share, which was the NYSE closing price of RTX Common Stock on February 9, 2024.

(2) Each non-employee director appointed to the Board prior to October 2019 received deferred RSUs that vest in equal portions over five years and are distributed in shares of RTX Common Stock when the director retires from the Board. The table reflects the vested deferred RSUs, which are the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of February 9, 2024, following the director's retirement from the Board.

(3) Reflects the previously accrued portion of the non-employee director's annual retainer earned in DSUs, which are restricted from distribution until retirement. The table reflects the number of shares in which the director or nominee has the right to acquire beneficial ownership at any time within 60 days of February 9, 2024, following the director's retirement from the Board.

(4) Reflects holdings by the director, nominee or officer of all shares beneficially owned (including unvested shares of restricted stock) and awards convertible to shares within 60 days of February 9, 2024.

(5) Includes shares for which a spouse holds sole voting and investment power: G. Hayes (3,720 shares).

(6) Includes shares for which voting and investment power is jointly held by the director: B. Rogers (5,000 shares).

(7) Holdings, as of February 9, 2024, of the directors and executive officers who are listed in the Company's 2023 Annual Report on Form 10-K.

Certain Beneficial Owners

The following table shows all holders known to RTX to be beneficial owners of more than 5% of the outstanding shares of RTX Common Stock as of December 31, 2023.

Name and Address	Shares	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	123,901,111	8.6%
State Street Corporation[2] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016	121,420,067	8.4%
BlackRock, Inc.[3] 50 Hudson Yards New York, NY 10001	104,985,755	7.3%
Capital Research Global Investors[4] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	90,430,489	6.3%

(1) The Vanguard Group reported in an SEC filing that, as of December 31, 2023, it held shared voting power with respect to 1,646,939 shares of RTX Common Stock, sole dispositive power with respect to 117,889,910 shares of RTX Common Stock and shared dispositive power with respect to 6,011,201 shares of RTX Common Stock, and it did not hold sole voting power with respect to any shares of RTX Common Stock.

(2) State Street Corporation reported in a joint SEC filing that, as of December 31, 2023, it beneficially owned in the aggregate 121,420,067 shares of RTX Common Stock, it held shared voting power with respect to 97,712,727 shares of RTX Common Stock and shared dispositive power with respect to 121,366,724 shares of RTX Common Stock, and it did not hold sole voting power or sole dispositive power with respect to any shares of RTX Common Stock. In the same joint SEC filing, State Street Global Advisors Trust Company, a subsidiary of State Street Corporation, reported that, as of December 31, 2023, it beneficially owned 102,354,310 shares of RTX Common Stock, it held shared voting power with respect to 14,357,299 shares of RTX Common Stock and shared dispositive power with respect to 102,350,230 shares of RTX Common Stock, and it did not hold sole voting power or sole dispositive power with respect to any shares of RTX Common Stock.

(3) BlackRock, Inc. reported in an SEC filing that, as of December 31, 2023, it held sole voting power with respect to 97,482,439 shares of RTX Common Stock and sole dispositive power with respect to 104,985,755 shares of RTX Common Stock, and it did not hold shared voting power or shared dispositive power with respect to any shares of RTX Common Stock.

(4) Capital Research Global Investors, a division of Capital Research and Management Company, reported in an SEC filing that, as of December 31, 2023, it held sole voting power with respect to 90,396,605 shares of RTX Common Stock and sole dispositive power with respect to 90,430,489 shares of RTX Common Stock, and it did not hold shared voting power or shared dispositive power with respect to any shares of RTX Common Stock.

Proposal 2:
Advisory Vote to Approve Executive Compensation

What am I voting on?

Each year we ask shareowners to **approve, on an advisory basis, the compensation of our Named Executive Officers ("NEOs").** Before voting, we encourage you to read and consider the Compensation Discussion and Analysis on pages 42-66, along with the compensation tables on pages 68-80.

How is shareowner feedback considered?

RTX values and considers shareowner views when making executive compensation decisions. Over the years, shareowner input has substantially contributed to the philosophy that underpins the design of our executive compensation program—our Guiding Principles—which are described in detail on page 45 of this Proxy Statement. Each year, we engage with investors to solicit their views on our executive compensation programs (see page 43 for additional details). The Human Capital & Compensation Committee (the "Committee") uses this feedback in its evaluation and oversight of our program. Shareowner feedback also is reflected in our ongoing effort to make the compensation information in our proxy statements clearer and more transparent.

Why should I vote for this proposal?

The Committee is committed to designing an executive compensation program that is structured to advance our fundamental objective: aligning our executives' compensation with the long-term interests of our shareowners. The Committee's primary goal is to ensure our program rewards financial and operating performance, effective strategic leadership and advances our commitment to our corporate responsibility initiatives—all key elements in building sustainable shareowner value.

In addition, compensation opportunities are structured to:

- Facilitate the retention of highly talented executives who are critical to our long-term success
- Deliver fair and equitable pay to executives of comparable experience and performance who perform similar work, regardless of race or gender
- Require ethical and responsible conduct in pursuit of these goals

Further, the performance metrics used in our incentive programs directly align with shareowner interests by correlating the timing and amount of actual payouts to our short-, medium- and long-term performance.

Over the past several years, the Committee has taken several actions to reinforce these objectives, such as replacing RSUs with SARs, incorporating into our Executive Annual Incentive Plan a Corporate Responsibility Scorecard that includes quantitative goals and eliminating certain executive perquisites.

Accordingly, the Board recommends that shareowners vote **FOR** the following resolution:

"RESOLVED, that the compensation of RTX's NEOs, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and related information provided in this Proxy Statement, is hereby APPROVED on an advisory basis."

As a matter of law, the approval or disapproval of this Proposal 2 may not be construed as overruling any decision by RTX or the Board, or as imposing any duty or obligation on RTX, the Board or any individual director.

 **The Board of Directors unanimously recommends a vote FOR this proposal.**

Compensation Discussion and Analysis

What's in this section?

In this section, we discuss our **compensation philosophy** and explain how our executive compensation program is structured to advance our fundamental objective of aligning our executives' compensation with the long-term interests of RTX shareowners. We also explain how the Human Capital & Compensation Committee of the Board (the "Committee") determined compensation for our NEOs listed below, as well as **the Committee's rationale for specific 2023 pay decisions.**

2023 NAMED EXECUTIVE OFFICERS (NEOs)


Gregory J. Hayes
Chairman &
Chief Executive Officer[1]


Neil G. Mitchill, Jr.
Executive Vice President &
Chief Financial Officer


Christopher T. Calio
President & Chief
Operating Officer[1]


Stephen J. Timm
President,
Collins Aerospace


Wesley D. Kremer
Special Advisor to the
President & Chief Operating Officer[2]

(1) Effective May 2, 2024, Christopher T. Calio will be appointed to the role of President & Chief Executive Officer and Gregory J. Hayes will continue to serve as the Company's Executive Chairman of the Board.

(2) Mr. Kremer served in the role of President, Raytheon during 2023. On January 4, 2023, we announced that effective January 7, 2024, he would step down from this role and would continue to operate in a transitional capacity as Special Advisor to the President & Chief Operating Officer until his retirement in March 2024.

Executive Summary

Shareowner Engagement on Compensation

We actively seek—and highly value—feedback from our shareowners and their advisors. The Committee considers this feedback as part of its ongoing assessment of our program's effectiveness.

Our 2023 Say-on-Pay Vote

Each year, we consider the results of our advisory vote on executive compensation ("Say-on-Pay") from the prior year.

At our 2023 Annual Meeting of Shareowners, approximately 95% of the votes cast were in favor of the Committee's 2022 executive compensation decisions.

We interpreted this as an endorsement of our compensation program's design and direction.



95%
APPROVED

Investor Outreach

This past year, our shareowner outreach efforts focused on our ongoing progress toward our corporate responsibility objectives, the Committee's pay decisions for our NEOs and how we can enhance our proxy disclosure to ensure it is clear and concise. Overall, investors were supportive of our current executive compensation program design, including our shift from qualitative to quantitative Corporate Responsibility Scorecard goals for our Annual Incentive Plan ("AIP"). The feedback we received on our proxy disclosure in response to these outreach efforts has been incorporated into this year's disclosure. For more information on our shareowner engagement, see page 34.

2023 Performance Overview

In 2023, we demonstrated business resilience, shaped our Company to capitalize on evolving customer demands, advanced our key strategic priorities and took decisive action to ensure the safety and quality of our products, all while delivering solid results.

Throughout the year, we maintained persistent focus on our mission—bringing people together through commercial aerospace and defending democracy across the globe. And in 2023, that mission was as vital as ever.

As the global threat environment drove increased domestic and international defense spending, our technologies and solutions positioned us to support our customers and powered our 2023 defense bookings of $51 billion. We also capitalized on the return of air travel to pre-pandemic levels, realizing original equipment and aftermarket sales growth of 22% for our commercial aerospace business.

In 2023, we transformed our Company by realigning our business units to leverage the full scale and power of the Company for our customers and to capture value for our shareowners.

Managing through the powder metal manufacturing matter (as detailed on page 1), supply chain pressure and inflationary challenges, we demonstrated business resilience and delivered on our commitments to our investors. We exceeded the adjusted net sales, free cash flow ("FCF") and adjusted earnings per share ("EPS") goals we communicated to investors in early 2023.[1]

Further, we continued to deliver on our commitment to return capital to our shareowners, with $3.2 billion in dividends and $12.9 billion in share repurchases during the year, including executing a $10 billion Accelerated Share Repurchase ("ASR") program. This brings the total capital we have returned to our shareowners since the Merger to $29.4 billion, an amount that exceeds our original $20 billion goal, two years ahead of schedule, and keeps us on track to meet our enhanced 2025 commitment of $36 to $37 billion.

With growing and resilient end markets and our transformative technologies, we believe we are well positioned to serve our customers' evolving needs, to generate value for our shareowners and to deliver on our vision of creating a safer, more connected world.

(1) Adjusted net sales, FCF and adjusted EPS are non-GAAP financial measures. See Appendix A on pages 120-121 for more information.

2023 FINANCIAL HIGHLIGHTS

DILUTED EARNINGS PER SHARE
($ per share)



CASH FLOW[2]
(in billions)



NET INCOME
(in billions)



SALES
(in billions)



1.28

book-to-bill ratio

7.3% increase

in dividends per share

87th consecutive year

paying a dividend to our shareowners

$78 billion

defense backlog at year-end

$118 billion

commercial aerospace backlog
at year-end

$16.1 billion

returned to investors through
dividends and share repurchases

(1) See Appendix A on pages 120-121 for more information regarding non-GAAP financial measures.
(2) GAAP cash flow is cash flow from operating activities of continuing operations, while non-GAAP cash flow is free cash flow from continuing operations.

2023 STRATEGIC HIGHLIGHTS

We believe we can solve our customers' most challenging problems, deliver long-term growth to our shareowners and lead our industry by delivering smarter defense systems, intelligent space technologies and sustainable, more connected flight. In 2023, we made noteworthy progress toward advancing our key strategic priorities in several focus areas.

Business Transformation

- Realigned our four business units into three industry-leading segments to strengthen our market position and generate additional revenue and technology synergies.
- Ensured our portfolio is strong and balanced by signing agreements to divest noncore businesses—Collins Aerospace's actuation and flight control business and Raytheon's Cybersecurity, Intelligence & Services business.

Productivity Efficiencies

- Enhanced operational performance through the maturity of our CORE operating system and our Industry 4.0 and digital transformation efforts, as demonstrated by the connection of our priority factories to a common analytics platform, the achievement of 100% network modernization and 50% cloud adoption.
- Addressed supply chain challenges by deploying our specialists to work directly onsite at over 400 of our suppliers to diagnose and address problems.

Product Safety

- Prioritized the safety of our products—our own robust systems and processes detected the Pratt & Whitney powder metal manufacturing matter (as detailed on page 30), and we developed a fleet management and recovery plan to address it.

Cost Management

- Reduced structural costs to combat inflationary headwinds by decreasing the digital applications we use by 30% and reducing our real estate footprint by 60% for U.S. data centers and 15% for global office space.
- Captured $295 million of cost synergies in 2023, bringing our total cost synergies to $1.7 billion since the Merger, which exceeds our original and revised 2025 goal ($1 and $1.5 billion), and puts us on track to achieve our newly announced 2025 goal of $2 billion.

Innovation

- Used artificial intelligence and machine learning to accelerate our discovery of novel materials, facilitate the design of hardware and enable us to explore new system architectures.
- Boosted our innovative capabilities by investing $9.7 billion in capital expenditures and Company- and customer-funded research and development in 2023.
- Funded investments and partnerships (through RTX Ventures) in seven emerging companies with the bold ideas, new concepts and disruptive technologies to transform the aerospace and defense industry.

How We Align Pay and Performance

Our executive compensation program is structured to advance our fundamental objective: aligning our executives' compensation with the long-term interests of our shareowners.

The Committee's primary goal is to reward and recognize strong financial and operating performance, effective strategic leadership and advancements in our corporate responsibility initiatives, all of which the Committee believes drive long-term, sustainable shareowner value. This pay-for-performance philosophy is embedded into a set of Guiding Principles that underpin how the Committee approaches the design of our executive compensation program.

OUR GUIDING PRINCIPLES

Competitive

Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing RTX's performance. Each element should be benchmarked relative to peers.

Balance

Annual and long-term incentive opportunities should reward the appropriate balance of short-, medium- and long-term financial, strategic and operational business results.

Responsibility

A complete commitment to ethical and corporate responsibility is fundamental to our compensation program. Compensation should take into account each executive's responsibility to act at all times in accordance with our Code of Conduct, our environmental, health, safety and other corporate social responsibility objectives, and our compliance initiatives. Financial, strategic and operational performance must not compromise these values.

Long-Term Focus

For our most senior executives, long-term, stock-based compensation opportunities should significantly outweigh short-term, cash-based opportunities. Annual objectives should complement sustainable, long-term performance.

Pay-for-Performance

A substantial portion of compensation should be variable, contingent and directly linked to Company, business unit and individual performance. The portion of total compensation contingent on performance should increase with an executive's level of responsibility.

Shareowner Alignment

The financial interests of executives should be aligned with the long-term interests of our shareowners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

Fair and Equitable

Compensation programs should be designed to deliver fair and equitable pay to executives of comparable experience and performance who perform similar work, regardless of race or gender.

OVERVIEW OF 2023 PAY DECISIONS

2023 Pay Mix

Consistent with our Guiding Principles, the largest portion of compensation for our NEOs in 2023 was "at-risk" compensation—annual and long-term incentive awards that are contingent on Company performance relative to our key metrics and stock price performance. See pages 5, 50 and 54 for details on the metrics we use in our compensation program and why they were chosen.



(1) Percentages calculated based on 2023 total direct compensation, as shown in the table below. NEO average represents the average of all NEOs other than the CEO.

2023 Total Direct Compensation

In making annual pay decisions, the Committee focuses primarily on "total direct compensation," which includes our three principal elements of executive compensation: base salary, annual incentives and long-term incentives. These elements are discussed in detail on pages 49-55.

Total direct compensation is set each year to reflect the Committee's assessment of Company, business unit and individual performance for the year. 2023 total direct compensation includes 2023 base salary, 2023 annual incentives paid in the first quarter of 2024 and the LTI grant values approved by the Committee in February 2024, which were based on its assessment of 2023 performance and the competitive market pay for each NEO's role. This differs from the February 2023 LTI award grant date fair values (accounting values at the time of grant) shown in the Summary Compensation Table on page 68, which were based on the Committee's assessment of 2022 performance and the competitive market pay for each NEO's role at that time. For more details on total direct compensation, see page 57.

> As previously discussed on pages 5-6, in making 2023 total direct compensation decisions, the Committee took into consideration the impact of the Pratt & Whitney powder metal manufacturing matter (see page 1) on our shareowners and customers and reduced the RTX performance factor from 103% to 98%, and further adjusted the performance factors used for Mr. Hayes and Mr. Calio's annual incentive awards to 83% and 93% of target, respectively. The Committee believes these actions reflect the pay-for-performance objectives of our executive compensation programs.

The following chart shows the 2023 total direct compensation of our NEOs:

	Base Salary ($K)[1]	Annual Incentive ($K)	LTI ($K)[2]	Total Direct Compensation ($K)
Gregory J. Hayes	$1,675	$2,780	$10,000	**$14,455**
Neil G. Mitchill, Jr.	$975	$1,100	$5,500	**$7,575**
Christopher T. Calio	$1,010	$1,410	$13,500	**$15,920**
Stephen J. Timm	$850	$840	$4,500	**$6,190**
Wesley D. Kremer[3]	$905	$820	$0	**$1,725**

(1) The base salary values shown in the table above are the base salary in effect for each NEO as of December 31, 2023, and differ from those in the Summary Compensation Table on page 68, which reflect salary adjustments (if any) made during the year.

(2) Reflects values approved by the Committee for the LTI award granted on February 8, 2024. These values differ from the values that will be reported in the Summary Compensation Table in 2025, which will be calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation.

(3) On January 4, 2024, we announced that effective January 7, 2024, Mr. Kremer would step down from his role as President of Raytheon and would continue in a transitional capacity as Special Advisor to the President & Chief Operating Officer until his retirement in March 2024. As a result, Mr. Kremer was not granted an LTI award on February 8, 2024.

How We Make Pay Decisions and Assess Our Programs

Roles and Responsibilities

Human Capital & Compensation Committee

Oversees our programs

- Sets financial, strategic and operational goals and objectives for the Company, our business units and the Chairman and CEO, as they relate to the Company's annual and long-term incentive programs.

- Assesses Company, business unit and NEO performance relative to the preestablished goals and objectives set for the year.

- Evaluates the competitiveness of officers' compensation and approves compensation adjustments, as appropriate.

- Approves all executive compensation program design changes, including severance, change-in-control, supplemental benefit arrangements and the Company's Executive Leadership Group ("ELG") program.

- Appoints executives to the ELG.

- Reviews risk assessments as they relate to RTX's compensation plans, policies and practices.

- Considers shareowner input regarding executive compensation decisions and policies.

- Reviews the Company's initiatives relating to its human capital management function.

- Engages the Committee's independent consultant, including approving the consultant's compensation, determining the nature and scope of its services, evaluating its performance, terminating the engagement and replacing or adding consultants as needed.

Management

CEO provides input to the Committee

- Presents the Committee with recommendations for each principal element of compensation for officers other than himself.

- Considers the performance of each officer, their business unit and/or function, market benchmarks, internal equity and retention risk when making such recommendations.

- Has no role in the performance evaluation or compensation decisions for himself (or for the Executive Chairman, if applicable).

Other executives provide insight and assistance

- Our Executive Vice President & Chief Human Resources Officer, along with RTX's Human Resources staff, provide insight on program design and gather compensation market data to assist the Committee with its decision-making process.

- Management also has the responsibility, delegated to it by the Committee, for the administration of executive compensation plans for RTX employees who are not officers.

Independent Consultant

Provides an independent perspective and assessment

- Advises the Committee on a variety of subjects, including compensation plan design and trends, pay-for-performance analytics, benchmarking data, setting performance goals, risk assessment and related matters.

- Reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary.

Shareowners

Provide feedback on our programs

In assessing our programs each year, the Committee reviews the feedback we receive from shareowners. Together with other factors, this helps the Committee in its decision-making process and its ongoing assessment of program effectiveness.

2023 Independent Consultant Engagement

In early 2023, the Committee again engaged Frederic W. Cook & Co. ("FW Cook") as its independent consultant for the year. Prior to the engagement, the Committee reviewed the firm's qualifications, independence and any potential conflicts of interest. FW Cook did not perform other services for or receive other fees from the Company. As a result, the Committee determined that FW Cook qualified as an independent consultant. During 2023, FW Cook representatives attended all Committee meetings.

No other consulting firm made recommendations to the Committee on RTX's peer group composition or on the form, amount or design of executive compensation in 2023. However, the Committee did obtain market data from other compensation consulting firms for various purposes, including benchmarking. Generally, such data is also available to other consulting clients of these firms.

Our Compensation Peer Group and Use of Market Data

How We Use Peer Group Data. The Committee believes that to keep our executive compensation program sufficiently competitive, the target value of each principal element of compensation should approximate the market median of the companies RTX views as competitors for senior executive talent. For this reason, we compare our executive compensation program to the programs of companies within our Compensation Peer Group ("CPG"). In addition, we use market data from the aerospace and defense sector, the Fortune 100 and a broader group of companies to gain insight into general compensation trends and to supplement CPG market data when the Committee finds it necessary or appropriate. The Committee annually evaluates each compensation element relative to the market for each officer's role and makes adjustments as appropriate. However, individual compensation may vary from market median benchmarks based on the Committee's assessment of other factors that it considers relevant, including Company, business unit, function and/or individual performance, job scope, retention risk, internal pay equity and sustained performance over time.

How Our Compensation Peer Group is Constructed. The CPG, shown below, is composed of a mix of industry and non-industry peers. The Committee believes these 20 companies provide a relevant comparison based on their similarity to RTX in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, research and development activities, and technology and engineering focus. We use the CPG solely for the purpose of benchmarking executive compensation. As a result, we do not use the relative financial performance of the CPG as a performance metric in our incentive compensation programs.

OUR COMPENSATION PEER GROUP (CPG)

   

Aerospace & Defense	**Equipment & Machinery**	**Technology/Communications**	**Oil & Gas**
Boeing	3M	AT&T	Chevron
General Dynamics	Caterpillar	Cisco	
L3Harris Technologies	Deere	HP Inc.	
Lockheed Martin		IBM	
Northrop Grumman		Intel	
		Verizon	

   

Chemicals	**Diversified Industrials**	**Automotive**	**Freight & Logistics**
Dow	General Electric	General Motors	UPS
	Honeywell		

TIMELINE FOR COMPENSATION DECISIONS

The Committee followed the process shown below in making pay decisions for each principal component of compensation included in 2023 total direct compensation, which includes the 2024 LTI awards, as explained on page 57.

February 2023	April 2023	December 2023*	February 2024*	1st Quarter of 2024
Approved 2023 base salary merit adjustments. Approved 2023 annual incentive performance goals.	2023 base salary merit adjustments took effect.	Reviewed preliminary 2023 Company, business unit and individual NEO performance.	Reviewed final 2023 Company, business unit and individual NEO performance. Approved performance factors and individual 2023 annual incentive awards. Approved and granted 2024 LTI awards reflective of 2023 performance.	2023 annual incentive awards paid.

* In connection with the leadership transition announced in December 2023, the Committee made 2024 LTI award decisions for Mr. Hayes and Mr. Calio at its December 2023 meeting.

2023 Principal Elements of Compensation

Base Salary

To attract and retain talented and qualified executives, we provide competitive base salaries that are generally targeted at the peer group market median, but may range above or below it based on tenure, experience, sustained performance over time, job scope and responsibilities, retention risk and internal pay equity. Each year, the Committee reviews the CEO's recommendations for base salary merit adjustments for our Named Executive Officers, relative to market ranges for similar roles. The Committee has complete discretion to modify or approve the CEO's recommendations, and the CEO is not involved in the Committee's determination of his salary (or the salary of the Executive Chairman, if applicable).

Annual Incentive Awards

Annual incentive awards, which are granted under the RTX Corporation Executive Annual Incentive Plan ("AIP"), are an integral component of our executive compensation program. The AIP reinforces Company and business unit goals, promotes the achievement of these goals and enables us to attract, retain and motivate the highest caliber of executive talent.

HOW ANNUAL INCENTIVE AWARDS ARE DETERMINED

The following formula is the basis for determining annual incentive awards for our NEOs:

NEO's Annual Incentive Target ($)		Overall Performance Factor (%)		Individual Performance Adjustment		NEO's Award Payout
(Base Salary x Annual Incentive Target %)	×	Financial Performance Factors + Corporate Responsibility Scorecard Performance Factors	±	(ranging from -100% to +30%)	=	

Though performance relative to preestablished financial and Corporate Responsibility Scorecard goals is the primary basis for determining the performance factors under the AIP, the Committee retains the right to make discretionary adjustments to the overall performance factors if it determines that such performance does not accurately reflect the overall quality of performance for the year. In the past, the Committee has made both positive and negative adjustments (see Appendix B on page 122 for additional details). Examples of situations that could result in discretionary adjustments to performance factors include:

- Significant, unforeseen circumstances beyond management's control that affected performance relative to the established goals, including certain nonrecurring charges and credits unrelated to operating performance

- Changes in tax laws and accounting rules that positively or negatively impact performance
- Changes to the Company's capital structure (restructuring, acquisitions and divestitures)

In addition, our NEOs begin the year with individual financial, strategic and/or operational objectives. Based on the CEO's performance assessment, it may be recommended that the Committee use its discretion to increase or decrease the award an NEO would otherwise receive based on the performance factor approved by the Committee. The Committee considers these recommendations and makes adjustments it deems appropriate, ranging anywhere from -100% to +30% of the approved performance factor. In making its annual incentive decisions, the Committee also considers each executive's responsibility to act at all times in accordance with our Code of Conduct, Company policies and compliance initiatives.

2023 ANNUAL INCENTIVE TARGETS

Each NEO has an annual incentive target that is expressed as a percentage of the NEO's base salary as in effect on December 1, 2023. These targets are based on relevant market data for each NEO's role and generally approximate the median of our CPG. Changes in target percentages that occur during the year (usually due to a change in role) are prorated.

For the 2023 plan year, the Committee increased annual incentive targets for certain NEOs to maintain market competitiveness, as shown below:

NEO	2022	2023
Gregory J. Hayes	200%	200%
Neil G. Mitchill, Jr.	110%	115%
Christopher T. Calio	150%	150%
Stephen J. Timm	100%	105%
Wesley D. Kremer	100%	105%

PERFORMANCE METRICS

2023 Performance Metrics and Weightings

The charts below show the 2023 performance metrics and weightings for our Corporate and business unit executives.


Financial Goals
Corporate Responsibility Scorecard ("CRS")
Earnings
Free Cash Flow
People & Culture
Sustainability
Corporate Executives
Funding based entirely on Company-wide performance
40%
40%
10%
10%
Business Unit Executives
Funding based equally on business unit performance and Company-wide performance for financial metrics, and entirely on Company-wide performance for CRS metrics
Company-Wide
Business Unit
20%
40%
20%
20%
40%
20%
10%
10%

As shown above, for our Corporate executives, performance for all metrics are measured on a Company-wide basis. For business unit executives, our financial metrics are based on both business unit results and Company-wide results, while our CRS metrics are measured at the RTX level. The Committee believes that, at the business unit level, financial metrics should motivate executives both to deliver on customer commitments and to leverage Company-wide resources to advance technology and innovation. Payout funding ranges from 0% to 200% of target for all metrics.

OUR FINANCIAL PERFORMANCE METRICS

	Company-Wide Metrics		Business Unit Metrics	
	RTX Earnings	**RTX FCF**	**Business Unit Earnings**	**Business Unit FCF**
How are AIP financial metrics defined?	We start with a GAAP measure: RTX's net income attributable to common shareowners.*	We start by subtracting one GAAP measure from another: RTX's consolidated net cash flow from operating activities, less RTX's capital expenditures.*	We start with a GAAP measure: business unit operating income.*	We start with an internal measure based on business unit net cash flow from operating activities, less capital expenditures.
	Then we adjust for the impact of certain items and external events unrelated to our operating performance. These may include, in any given year, changes in tax laws and accounting rules, restructuring costs, the impact of acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items. See Appendix B on page 122 for additional details.			
Why did the Committee choose these metrics?	The Committee believes adjusted net income is relevant because it measures the immediate impact of operating decisions on RTX's overall performance, and includes the impact of items such as tax, interest and foreign exchange fluctuations, which are managed at the Corporate level.	The Committee believes that FCF performance is a relevant measure of our ability to generate cash to fund our operations and key business investments and to return capital to our shareowners.	The Committee believes that operating income, exclusive of tax, interest and foreign exchange exposure, should be the focus of our business units.	The Committee believes that FCF performance is a relevant measure of the business units' ability to generate cash to fund their operations and key business investments.

* As reported in our 2023 Annual Report on Form 10-K.

Why we use non-GAAP financial metrics for our annual incentives

The Committee believes annual incentives should not be positively or negatively impacted by short-term decisions made in the best interest of RTX's long-term business strategies. Our non-GAAP performance measures encourage decision-making that considers long-term value creation but does not conflict with our short-term incentive metrics. Adjustments noted above allow for a clearer assessment of business performance and more closely align our annual incentive goals with the non-GAAP financial expectations we communicate to shareowners.

OUR CORPORATE RESPONSIBILITY SCORECARD

RTX is committed to building a company that embraces diversity, equity and inclusion, attracts and retains the talented employees necessary to drive our mission, and ensures our operations do not compromise the environmental health of future generations. For us, advancing these commitments is both a business and social imperative, and requires our leadership team to be held accountable for making tangible progress. RTX management and the Board of Directors view corporate responsibility as integral to our long-term strategy, our business operations, our values and how we engage with our stakeholders.

To accelerate the pace of our progress, our Executive Annual Incentive Plan incorporates a Corporate Responsibility Scorecard ("CRS"), which includes two categories—People & Culture and Sustainability.

As part of our continued emphasis on our corporate responsibility initiatives, the Committee determined that for 2023, our CRS would be evaluated based on four RTX-wide metrics with preestablished quantitative goals, rather than on a qualitative basis. These CRS goals, listed below, reinforce our commitment to our long-term goals and strengthen alignment between the interests of executives and shareowners.

Metric	Definition	Why it's Important
Total Representation %	RTX's global women and U.S. people of color professional and management employees, as a percentage of all of RTX's global professional and management employees as of year-end.	Supports the Company's long-term aspirations to increase representation of employee groups that are underrepresented at the Company. We believe that the collective talents of our people—with a broad range of backgrounds, experiences and perspectives—drive the innovation we require to create the products and technologies that will propel our Company and industry forward.
Employee Retention Rate	The number of employees who did not separate from RTX due to what the Company considers voluntary controllable reasons divided by the average month-end RTX employee headcount during the year.	Employee retention is key to our business performance, our productivity and our operations. Our success is contingent upon our ability to retain highly talented employees who drive the innovation needed to meet the evolving needs of our customers.
Greenhouse Gas ("GHG") Emissions	Amount of GHG (in metric tons of CO_2) RTX emitted during the year.	Reduction in GHG emissions mitigates the impact of climate change-related business disruption.
Water Usage	Amount of water (in gallons) RTX used during the year.	Reduction in water usage enables our business to better navigate the impacts of climate change-related droughts.

HOW WE PERFORMED ON OUR 2023 FINANCIAL GOALS

The Committee established goals for earnings and free cash flow at threshold, target and maximum performance levels both for the Company overall and for each business unit. Performance relative to these goals determines the financial performance factors used to fund the annual incentive pool for Corporate executives and for executives in each business unit.

Performance below the threshold level will result in 0% funding for that metric, while performance above the maximum level cannot exceed the maximum funding level of 200%. Performance that falls between the threshold, target and maximum levels results in funding between the applicable levels.

2023 COMPANY-WIDE FINANCIAL GOALS, RESULTS AND FINANCIAL PERFORMANCE FACTORS

| Financial Metric | Weight | 2023 Goals | | | 2023 Results[1] | Financial Performance Factors |
		Threshold (50% funding)	Target (100% funding)	Maximum (200% funding)		
Earnings—adjusted net income ($M)	40%	$6,305	$7,420	$8,680	$7,436	101%
Free Cash Flow ($M)	40%	$3,750	$4,750	$6,350	$4,753	100%
RTX Financial Performance Factor						**101%**

(1) Adjusted net income and free cash flow are metrics used solely for AIP purposes and are defined in Appendix B on page 122. These metrics may differ from other non-GAAP metrics used and described in Appendix A.

In accordance with the AIP definition for net income and free cash flow, the RTX's 2023 GAAP net income of $3,195 million was adjusted to $7,436 million and RTX's 2023 free cash flow of $5,468 million was adjusted to $4,753 million.

A number of factors are important when comparing our year-over-year performance goals and results measured for AIP purposes. Specifically, for 2023, our assumption related to the provision of the 2017 Tax Cuts and Jobs Act requiring research and experimental expenditures to be capitalized for tax purposes differed from the assumption we used to establish goals in 2022. When establishing goals in early 2022, we assumed the law would be repealed. This assumption was in line with how we reported our financial guidance to investors for the year. Ultimately, the law was not repealed, and resulted in $1.6 billion in incremental cash taxes that negatively impacted our 2022 free cash flow. In line with our definition for measuring AIP performance, and consistent with how we reported 2022 performance to our investors, we neutralized the 2022 results used to measure AIP for the impact of this law not being repealed. However, for 2023, both the AIP performance goals established and the financial expectations communicated to shareowners were based on the law remaining in place. Since the law was not changed during 2023, no adjustment was required.

2023 BUSINESS UNIT FINANCIAL GOALS, RESULTS AND FINANCIAL PERFORMANCE FACTORS

| | Business Unit Goals and Results[2] | |
	Business Unit Earnings	Business Unit FCF
What 2023 financial goals were set for annual incentive purposes?	Adjusted operating income goals ranged from $1,535 million to $3,910 million for our business units.	FCF goals ranged from $1,150 million to $2,935 million for our business units.
What were the financial results used for annual incentive purposes?	Adjusted business unit operating income ranged from $1,570 million to $3,905 million.	FCF results ranged from $1,179 million to $2,695 million.
What were the resulting financial performance factors for each metric?	Ranged from 0% to 114% of target.	Ranged from 56% to 116% of target.
What were the financial performance factors after applying the 50% weighting of the Company-wide factor for each metric?	Ranged from 51% to 108% of target.	Ranged from 78% to 108% of target.

(2) See table on page 51 and Appendix B on page 122 for details on how we calculate earnings and FCF for the purposes of determining business unit financial performance factors.

When combining the factors for each metric shown above, the financial performance factors for our business units ranged from 79% to 106% of target.

HOW WE PERFORMED ON THE CORPORATE RESPONSIBILITY SCORECARD

The 2023 Corporate Responsibility Scorecard goals, results and performance factors are shown below:

CRS Metric[1]	Weight	2023 Goals Threshold (50% funding)	2023 Goals Target (100% funding)	2023 Goals Maximum (200% funding)	2023 Results	CRS Performance Factors
Total Representation %	5%	42.6%	43.3%	44.6%	42.9%	71%
Employee Retention Rate (%)	5%	92.0%	93.3%	95.5%	95.0%	177%
People & Culture						**124%**
GHG Emissions (metric tons of CO_2e)	5%	1,694,499	1,472,665	1,275,242	1,452,220	110%
Water Usage (gallons)	5%	1,743,109,069	1,586,117,140	1,439,015,871	1,613,500,499	91%
Sustainability						**101%**

(1) See page 51 for definitions of the Corporate Responsibility Scorecard metrics.

HOW PERFORMANCE AFFECTED PAYOUTS AND THE COMMITTEE'S USE OF DISCRETION

The table below shows the weighted performance factors for each financial and CRS metric, resulting mathematically in the overall RTX performance factor, and the reduction of that RTX performance factor through Committee discretion.

RTX Metrics[2]	Weight	Unweighted Performance Factor	Weighted Performance Factor
Earnings (adjusted net income)	40%	101%	40.4%
Free Cash Flow	40%	100%	40.0%
Total Representation %	5%	71%	3.6%
Employee Retention Rate	5%	177%	8.9%
GHG Emissions	5%	110%	5.5%
Water Usage	5%	91%	4.6%
2023 RTX Performance Factor (calculated based on formula)			**103%**
2023 RTX Performance Factor (with Committee discretion)			**98%**

(2) Adjusted net income and free cash flow are financial metrics used solely for AIP purposes and are defined in Appendix B on page 122. These metrics may differ from other non-GAAP metrics used and described in Appendix A. See page 51 for definitions of the Corporate Responsibility Scorecard metrics.

For our business units, the weighted performance factors ranged from 86% to 107% of target. After the Committee applied discretion, the final business unit performance factors ranged from 86% to 98% of target.

As previously mentioned, the definition of adjusted net income used for AIP purposes excludes the impacts of changes in tax laws and accounting rules, restructuring costs, acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items. These adjustments help to more closely align our annual incentive goals and results with the non-GAAP financial expectations and performance we communicate to shareowners, and ensure that our AIP drives short-term decision-making that is in the best interests of RTX's long-term business strategies.

Consistent with how we reported adjusted net income to our shareowners for the year, the AIP definition excludes the impact of the Pratt & Whitney powder metal manufacturing matter (see page 1). Nevertheless, the Committee considered the impact of this matter on our shareowners and customers and **reduced the RTX performance factor from 103% to 98%, and further reduced the performance factors used for Mr. Hayes and Mr. Calio's annual incentive awards to 83% and 93% of target, respectively**.

Long-Term Incentive ("LTI") Awards

LTI MIX

The Committee annually reviews the design of our LTI awards to ensure consistency with our program's fundamental objective of aligning the interests of executives and shareowners while attracting and retaining talented senior leaders.

In 2023, the LTI mix for our NEOs was 60% performance share units ("PSUs") and 40% stock appreciation rights ("SARs"). The Committee believes each LTI vehicle serves a specific objective:

- PSUs encourage the achievement of important financial goals and align payouts with the shareowner experience.
- SARs motivate prudent long-term decision-making and have strong pay-for-performance alignment since they have no value if the stock price does not increase from the price on the grant date.



PERFORMANCE SHARE UNITS

2023-2025 PSUs. 2023 PSUs will vest following the end of a three-year performance period, subject to Company performance relative to preestablished financial performance goals. Executives must also be employed by the Company on the vesting date, with exceptions in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations.

PSUs are designed to deliver market median compensation at target levels of performance. Below- or above-target performance will result in variations from market median payouts. Payouts range from 0%, if all metrics fall below threshold-level performance, to 200% of target, if all metrics meet or exceed the maximum-level performance. Each PSU converts into one share of RTX Common Stock upon vesting. Unvested PSUs do not earn dividend equivalents. The goals established for our 2023–2025 PSUs are as follows:

PERFORMANCE GOALS AND WEIGHTINGS FOR 2023–2025 PSUs

Metric	Weighting	Threshold (25% payout)	Target (100% payout)	Maximum (200% payout)
Adjusted Earnings Per Share[1] • Measured using a compound annual growth rate (CAGR) over the three-year performance period • Goals align with our mid-range strategic business plan • Reflects what the Committee determined to be a challenging, yet attainable goal	**35%**	5.7%	11.6%	15.1%
Return on Invested Capital ("ROIC")[1] • Calculated using a quarterly average over the three-year performance period	**35%**	6.5%	7.5%	8.3%
Total Shareowner Return ("TSR") vs. Core A&D Peers[2] • Measures RTX's cumulative three-year TSR[3] percentile rank relative to our nine Core A&D Peers • Payout for this portion of the award is capped at 100% of target if RTX's TSR is negative	**15%**	25th percentile	50th percentile	75th percentile
TSR vs. S&P 500 Index Companies • Measures RTX's cumulative three-year TSR[3] percentile rank relative to the companies within the S&P 500 Index at the beginning of the performance period • Payout for this portion of the award is capped at 100% of target if RTX's TSR is negative	**15%**	25th percentile	50th percentile	75th percentile

(1) Adjusted EPS and ROIC are financial metrics used solely for PSU purposes and are defined in Appendix B on page 122. These metrics differ from other non-GAAP metrics used and described in Appendix A.

(2) Core A&D Peers include: Airbus, Boeing, General Electric, General Dynamics, Honeywell, L3Harris, Lockheed Martin, Northrop Grumman and Safran.

(3) See Appendix B on page 122 for details on how TSR is calculated.

What the Committee Considers when Setting Performance Goals. When setting financial performance goals for our PSU awards, the Committee considers various long-term business factors, including, but not limited to, planned share buybacks, macroeconomic market trends and cost-reduction plans. As defined in Appendix B, adjusted EPS and ROIC exclude the impact of changes in tax laws and/or accounting rules, acquisitions and divestitures (including acquisition accounting adjustments), restructuring, nonrecurring and other significant, nonoperational items, nonoperating pension and post-retirement income or expense, and changes in asset or liability valuations of deferred compensation plans recognized in interest income/expense. The Committee may also adjust (positively or negatively) to exclude certain items unrelated to operational performance, such as unplanned share buybacks, when necessary to maintain the validity of the targets as originally formulated.

Limit on Maximum Vesting Value. If the value of PSUs at vesting (valued by multiplying the number of PSUs vesting by the closing RTX stock price on the vest date) is greater than 400% of the value of the PSUs at grant (valued by multiplying the number of PSUs at target-level performance by the closing RTX stock price on the grant date), the vesting factor will be reduced so that the value delivered to our executives will be no greater than 400% of the grant value.

2021-2023 PSU Vesting. As previously disclosed, the economic environment caused by the COVID-19 pandemic made setting long-term financial performance goals in early 2021 challenging, especially given the adverse impact of that environment on commercial aviation and uncertainty about when conditions would improve. As a result, for our PSUs granted on February 8, 2021, the Committee set one-year adjusted EPS and ROIC goals, followed by a two-year, time-based vesting period. For relative TSR performance vs. our Core A&D Peers and the companies within the S&P 500 Index, we maintained a three-year performance period. To balance the change to our adjusted EPS and ROIC goals, the Committee increased the total portion of our PSUs that vest subject to three-year TSR performance from 30% to 50%. For the PSUs granted after 2021, the Committee reverted back to three-year adjusted EPS and ROIC performance goals and to our historical metric weightings.

The table below shows RTX's performance for each of the four metrics used for the PSUs granted in 2021, resulting in the award vesting at a 143% performance factor. Though the Pratt & Whitney powder metal manufacturing matter (discussed on page 1) did not impact the adjusted EPS and ROIC performance metrics, both relative TSR metrics, which accounted for 50% of the total vesting, were calculated based on RTX's stock price performance after disclosure of the powder metal matter.

Metric*	Weight	Threshold	Target	Maximum	Actual	Payout Factor
Adjusted EPS	25%	$3.00	$3.55	$3.90	$4.27	200%
Return on Invested Capital	25%	3.20%	3.70%	4.05%	4.54%	200%
TSR vs. S&P 500 Index Companies	25%	25th percentile	50th percentile	75th percentile	55.4th percentile	122%
TSR vs. Core A&D Peers	25%	25th percentile	50th percentile	75th percentile	33.3rd percentile	50%
Final Performance Factor						**143%**

* See Appendix B of our proxy statement filed on March 14, 2022, for a definition of adjusted EPS and return on invested capital used for the purposes of the 2021-2023 PSUs.

STOCK APPRECIATION RIGHTS

Our current LTI award program also includes grants of SARs. SARs entitle the award recipient to receive, upon exercise, shares of RTX Common Stock with a market value equal to the difference between the market price of RTX Common Stock on the date the SARs are exercised and the exercise price that was set at the grant date (i.e., the closing price of RTX Common Stock on the date of grant). SARs vest and become exercisable three years from the grant date if the recipient is employed by the Company on the vest date, with exceptions in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations. SARs expire 10 years from the grant date.

2023 CEO Pay Decisions

Gregory J. Hayes



Chairman & Chief Executive Officer

AGE 63
RTX EXPERIENCE 34 YEARS

Mr. Hayes served in the role of Chairman & Chief Executive Officer throughout 2023. On December 14, 2023, we announced that Mr. Hayes would step down as Chief Executive Officer effective May 2, 2024, but would continue to serve as Executive Chairman.



$1.675
Base Salary

$6.00
PSUs

Total Direct Compensation
$14.46M

$2.78
Annual Incentive

$4.00
SARs

Compensation Overview

Base Salary. During the Committee's annual compensation review in February 2023, it did not adjust Mr. Hayes' base salary, deeming that it aligned with the market for his role and was reflective of his long tenure and sustained performance.

Annual Incentive Award. As discussed in detail on page 53, the Corporate performance factor of 103% of target was a result of RTX's performance relative to the preestablished financial and Corporate Responsibility Scorecard goals. However, the Committee considered the impact of the Pratt & Whitney powder metal manufacturing matter (see page 1) on our shareowners and customers and reduced the Corporate performance factor from 103% to 98% and further reduced the performance factor used for Mr. Hayes' annual incentive award to 83% of target.

The Committee considered this factor, Mr. Hayes' leadership during 2023 and the individual performance considerations noted here, and approved an annual incentive award of $2.78 million. This amount aligns with the reduced performance factor used for Mr. Hayes.

LTI. The Committee approved a 2024 long-term incentive award of $10 million. This amount was less than his 2023 award due to his announced transition to the role of Executive Chairman, effective May 2, 2024.

Individual Performance Highlights

Mr. Hayes exhibited strong leadership in:

- Exceeding the financial expectations we communicated to investors early in the year, despite inflationary challenges and supply chain pressure, which included:
  - Net sales growth of 2.8% (GAAP), 10.8% (adjusted) and 11% (organic).[1]
  - Diluted earnings per share of $2.23 (GAAP) and $5.06 (adjusted).[1]
  - $7.9 billion in cash flow from operations and $2.4 billion invested in capital expenditures, resulting in $5.5 billion in free cash flow.[1]
  - Returning $16.1 billion to shareowners through dividends and share buybacks.

- Achieving a record backlog of $196 billion, with a pipeline of both existing franchises and new technology development.

- Delivering on the promise of the Merger, including:
  - Returning $29.4 billion to shareowners through dividends and share buybacks through the end of 2023, exceeding our original 2025 goal of $20 billion, and putting us on track to achieve the revised $36-$37 billion goal we announced during the year.
  - Capturing $1.7 billion in cost synergies through 2023, exceeding both our original and revised 2025 goal ($1 billion and $1.5 billion, respectively). As a result, we also announced during the year a new 2025 target of $2 billion.

(1) See Appendix A on pages 120-121 for details.

- Actively managing our portfolio, including:
  - Realignment of our four operating segments into three market-leading businesses to enable us to better meet our customers' needs, leverage our scale and drive additional technology and cost synergies.
  - Divestiture of noncore businesses by entering into definitive agreements to sell Raytheon's Cybersecurity, Intelligence & Services business and Collins Aerospace's actuation and flight control business.

- Driving an ethical culture that values transparency and prioritizes the safety of our products. In 2023, these values were on full display when we discovered, promptly announced and worked diligently to develop a fleet management plan to address the rare condition in the powder metal used in the manufacturing of certain Pratt & Whitney engine parts that require accelerated fleet inspection (see page 30).

What is "total direct compensation?"

In contrast to the Summary Compensation Table (on page 68), our discussion of CEO and NEO pay decisions in this proxy (pages 56-61) uses a measure called "total direct compensation," which the Committee believes provides a more accurate picture of its annual pay decisions and reflects its most recent assessment of Company, business unit and individual performance, and the competitive market for each NEO's role. Total direct compensation includes the 2023 salary (effective at the end of the year), 2023 annual incentive for the completed performance year and long-term incentives as described below.

How the Committee Views LTI Award Values

Total Direct Compensation	Includes the value of LTI awards approved by the Committee and granted in February 2024.	Award values relate to the Committee's assessment of 2023 performance and the competitive market pay for each NEO's role.
Summary Compensation Table	Includes the grant date fair value of LTI awards granted in February 2023.	Award values relate back to the Committee's assessment of 2022 performance and the competitive market pay for each NEO's role.

The SEC rules require the LTI awards granted in February 2023 to be reported in the Summary Compensation Table in this 2024 Proxy Statement, with a different valuation methodology than we use for total direct compensation. In addition, the compensation values reported in the Summary Compensation Table include certain elements (e.g., changes in pension values, which are impacted by assumptions, such as interest rates, and other formulaic compensation and benefit components) that we exclude from total direct compensation because they are not tied to performance and fall outside the scope of the Committee's annual pay decisions.

CEO TOTAL DIRECT COMPENSATION: THREE-YEAR COMPARISON

As shown in the chart below, and as discussed in our Guiding Principles on page 45, the Committee believes that a substantial portion of total direct compensation should be variable, contingent and directly linked to Company and individual performance. 88% of Mr. Hayes' 2023 total direct compensation was "at-risk" variable compensation.



(1) Reflects annual LTI award values approved by the Committee. These values differ from the values reported in the Summary Compensation Table (on page 68), which are calculated in accordance with FASB ASC Topic 718.

2023 Pay Decisions for Other NEOs

The Committee makes annual compensation decisions for our NEOs based on their individual performance and the overall performance of the Company (and the NEO's business unit/function, where applicable). In the following pages, we describe the components of total direct compensation for each NEO for 2023, noting aspects of their individual performance that contributed to the Committee's pay decisions (see page 57 for an explanation of total direct compensation).

Neil G. Mitchill, Jr.



Executive Vice President & Chief Financial Officer

AGE 48

RTX EXPERIENCE 9 YEARS

Compensation Overview

Base Salary. Mr. Mitchill received a base salary increase from $900,000 to $975,000 during 2023 to more closely align it with the CPG market median. Following the increase, Mr. Mitchill's base salary is slightly below the CPG median for his role.

Annual Incentive Award. As discussed in detail on page 53, the Committee reduced the Corporate performance factor from 103% to 98%. The Committee considered this factor, Mr. Mitchill's leadership of the RTX finance function and the individual performance considerations noted here, and approved a $1.1 million award for 2023. This amount aligns with the reduced Corporate performance factor.



$0.98 — Base Salary
$3.30 — PSUs
Total Direct Compensation $7.58M
$1.10 — Annual Incentive
$2.20 — SARs

LTI. In consideration of Mr. Mitchill's strong 2023 performance, the Committee approved a $5.5 million 2024 LTI award, an amount that approximates the CPG median for his role and is above his 2023 LTI award.

Individual Performance Highlights

- Oversaw the Company's finances, leading to RTX exceeding the adjusted sales, adjusted earnings per share and free cash flow goals we communicated to investors for the year.
- Led RTX's disciplined capital allocation strategy, which included:
  - Investing $9.7 billion in Company- and customer-funded research & development and capital expenditures.
  - Launching a $10 billion Accelerated Share Repurchase program to capitalize on what we believe to be a discount in the intrinsic value of RTX.
  - Returning $16.1 billion to shareowners through share repurchases and dividends.
  - Increasing our dividend per share by 7.3%.

- Leading our robust investor outreach efforts, which included hosting two major investor conferences and our second annual Investor Day, in addition to meeting individually with most of our top investors.
- Supporting our efforts to reach an agreement to divest Raytheon's Cybersecurity, Intelligence & Services business and Collins Aerospace's actuation and flight control business.
- Delivering $295 million in cost synergies in 2023 and achieving, ahead of schedule, our original and revised 2025 goals ($1 billion and $1.5 billion, respectively) while announcing an increased cost synergy commitment of $2 billion by 2025.

Christopher T. Calio

President & Chief Operating Officer

AGE 50
RTX EXPERIENCE 18 YEARS



Mr. Calio served in the role of President & Chief Operating Officer throughout 2023. On December 14, 2023, we announced that he will be promoted to the role of President & Chief Executive Officer at our 2024 Annual Meeting of Shareowners on May 2, 2024. Mr. Calio was also appointed to the Board of Directors, effective December 14, 2023.



$1.01 Base Salary

$8.10 PSUs

Total Direct Compensation **$15.92M**

$1.41 Annual Incentive

$5.40 SARs

Compensation Overview

Base Salary. Mr. Calio received a base salary increase from $900,000 to $1,010,000 during the year. Following this increase, Mr. Calio's base salary was below the market median for the role of President & Chief Operating Officer.

Annual Incentive Award. As discussed in detail on page 53, the Corporate performance factor of 103% of target was a result of RTX's performance relative to the preestablished financial and Corporate Responsibility Scorecard goals. However, the Committee considered the impact of the Pratt & Whitney powder metal manufacturing matter on our shareowners and customers and reduced the Corporate performance factor from 103% to 98% and further reduced the performance factor used for Mr. Calio's annual incentive award to 93% of target. The Committee considered this factor, Mr. Calio's leadership during the year and the individual performance considerations noted here, and approved a $1.41 million award for 2023. This amount aligns with the reduced Corporate performance factor used for Mr. Calio.

LTI. In consideration for Mr. Calio's 2023 performance, and his pending transition to the role of President & CEO, the Committee approved a 2024 LTI award of $13.5 million. This amount is below the CPG median for his new role.

Individual Performance Highlights

- Led the realignment of our businesses from four to three segments to capitalize on evolving customer demands and generate additional revenue and technology synergies.

- Captured $95 billion in new bookings, resulting in a backlog growth of 12% and a book-to-bill ratio of 1.28, ending the year with record backlog of $196 billion.

- Led the Company's response to the Pratt & Whitney powder metal manufacturing matter, including our prompt development of a fleet management and recovery plan.

- Oversaw the operations of our business units, each of which saw several noteworthy customer achievements during the year, including:

  - Collins Aerospace successfully demonstrated its Common Tactical Edge Network (CTEN) program for the U.S. Air Force, which will enable time-sensitive tactical data to be shared across disparate networks for faster decision-making on today's modern battlefield.

  - Pratt & Whitney was awarded a Pentagon contract worth over $2 billion for additional F135 engines.

  - Raytheon was awarded a $1.2 billion contract for C-8 AMRAAM and AIM-120 D-3 missiles, representing its largest AMRAAM missile contract to-date.

- Achieved key milestones toward our efforts to help our industry meet its ambitious goal of net-zero CO_2 emissions by 2050, including:

  - Collins Aerospace and Pratt & Whitney completed a rated power test of the electric motor of the hybrid-electric demonstrator program, with flight testing to begin in 2024.

  - Pratt & Whitney's GTF Advantage engine completed successful flight test campaigns and is on track to achieve FAR-33 certification in 2024.

- Led our efforts to continue to mature our CORE operating system and our digital transformation initiatives to support business growth, operational excellence and productivity improvements. Examples include:

  - Structural cost reductions that resulted in decreased data center and office footprints.

  - Increasing artificial intelligence and machine learning-enabled productivity hours.

  - Connecting our priority factories and key systems to a common analytics platform to improve operational performance.

  - Developing and implementing strategic sourcing mitigation plans to combat cost headwinds.

Stephen J. Timm

President, Collins Aerospace
AGE 55
RTX EXPERIENCE 27 YEARS



Compensation Overview

Base Salary. Mr. Timm received a merit increase from $800,000 to $850,000 during 2023. Following the adjustment, Mr. Timm's base salary approximates the CPG median for his role.

Annual Incentive Award. The Committee approved a performance factor of 94% of target for Collins Aerospace. The Committee considered this factor, Mr. Timm's leadership of our Collins Aerospace business unit and the individual performance considerations noted here, and approved a $840,000 award, an amount that aligns with the Collins Aerospace performance factor.



$0.85 Base Salary

$2.70 PSUs

Total Direct Compensation **$6.19M**

$0.84 Annual Incentive

$1.80 SARs

LTI. In consideration of Mr. Timm's 2023 performance, the Committee approved a $4.5 million 2024 LTI award, an amount that is above the CPG median for his role, and his 2023 LTI award.

Individual Performance Highlights

- Collins Aerospace had significant financial achievements in 2023, including:
  - Sales growth of 13.9% (GAAP) and 13.6% (adjusted), which includes 13.8% organic sales growth.[1]
  - Return on sales of 14.6% (GAAP) and 14.9% (adjusted).[1]
  - Operating profit up 36% (GAAP) and 28% (adjusted).[1]

- Collins Aerospace achieved several substantial customer wins, which include:
  - Selection by BAE Systems to provide Large Area Display technology to be integrated into the future Eurofighter Typhoon aircraft—this technology represents a game-changing advancement in combat aviation, revolutionizing aerial operations by offering complete situational awareness and unparalleled operational effectiveness.
  - Award by American Airlines of a contract to install Collins InteliSight Aircraft Interface Device on more than 500 aircraft, bringing the latest in aircraft data management technology to help improve safety, reliability and analytics.
  - Selection by NASA to modify Collins' new spacesuit design to develop elements that are compatible for use on the lunar surface as part of NASA's Artemis missions.

- Collins Aerospace achieved several noteworthy operational accomplishments, which include:
  - Opening "The Grid," an advanced electric-power systems lab in Rockford, Illinois, where Collins will develop and test key components for hybrid-electric propulsion and electric systems, key pillars of the aviation industry's efforts to achieve net-zero carbon emissions by 2050.
  - Conducting a successful lab test of the Enhanced Power and Cooling System, which, if selected, will provide significantly more cooling capacity on the F-35 Block 4 platform and require less energy from the engine, increasing engine performance and durability.
  - Demonstrating its Common Tactical Edge Network (CTEN) program successfully for the U.S. Air Force; this program will enable time-sensitive tactical data to be shared across disparate networks for faster decision-making on today's modern battlefield.

(1) See Appendix A on pages 120-121 for details.

Wesley D. Kremer



Special Advisor to the President & Chief Operating Officer

AGE 59

RTX EXPERIENCE 21 YEARS

Mr. Kremer served in the role of President, Raytheon during 2023. On January 4, 2024, we announced that effective January 7, 2024, he would step down from this role and would continue to operate in a transitional capacity as Special Advisor to the President & Chief Operating Officer until his retirement in March 2024.

Compensation Overview

Base Salary. Mr. Kremer received a base salary increase from $875,014 to $905,008 during 2023. Following the adjustment, Mr. Kremer's base salary is positioned moderately above the CPG median for his role, reflecting his long tenure as a business unit president.



$0.82 Annual Incentive

Total Direct Compensation **$1.73M**

$0.91 Base Salary

Annual Incentive Award. The Committee approved a performance factor of 86% of target for Raytheon. The Committee considered this factor, Mr. Kremer's leadership of our Raytheon business unit and the individual performance considerations noted here, and approved a $820,000 award, an amount that aligns with the Raytheon performance factor.

LTI. Given Mr. Kremer's pending separation from the Company, the Committee did not grant him a 2024 LTI award.

Individual Performance Highlights

- Raytheon had significant achievements in 2023, which included:
  - Achieving bookings of $32 billion and a book-to-bill ratio of 1.22.
  - Completing the four-to-three business unit realignment, resulting in the restructuring of key portfolios and the achievement of substantive cost synergies.
- Raytheon delivered notable products to key customers, which included:
  - Supporting Ukraine and the U.S. governments through rapid deployment of the Patriot missile system and accelerated deliveries of Javelin missiles and Excalibur rounds, in addition to implementing an accelerated timeline to refurbish/reprogram Advanced Medium-Range Air-to-Air Missiles (AMRAAMs) as part of a global buyback effort to get additional missiles to Ukraine.
  - Installing the first SPY-6 radar on the USS Jack H. Lucas, a milestone in the planned deployment of SPY-6 on every new surface ship in the U.S. Navy, as well as on existing Flight IIA guided missile destroyers.

- Raytheon achieved several substantial customer wins, which included:
  - A $1.2 billion contract for AIM-120 D-3 and C-8 AMRAAM from the U.S. Air Force—our largest AMRAAM missiles contract to-date.
  - A contract to outfit Korea Aerospace Industries' FA-50 Light Combat Aircraft with the new PhantomStrike radar, a radar that is smaller, lighter and requires less power than similarly capable systems.
  - An approved U.S. Army Letter of Acceptance to expand Poland's air and missile defense capabilities with 48 Patriot Launchers and 12 Lower-Tier Air and Missile Defense Sensors (LTAMDS), making Poland the first international LTAMDS customer.
  - A $1.2 billion contract from the U.S. Army to provide Switzerland with the Patriot air defense system, making them the 18th global Patriot partner.

Other Compensation Elements

Retirement and Deferred Compensation Benefits

Our retirement and deferred compensation plans play an important role in our executive compensation program by providing an element of financial security that helps us attract and retain talented executives. Over the years, we have modified these programs to maintain a competitive position within an evolving market.

As a result of the Merger, our NEOs may be eligible to participate in certain plans of their legacy companies. Further, some of our NEOs were previously employed by companies that we acquired; these NEOs may therefore retain balances and/or receive pension accruals under the different formulas of these acquired companies' plans that have since been closed.

DEFINED BENEFIT PLANS

The Company maintains the following qualified and nonqualified defined benefit plans:

Qualified Plans

- The RTX Consolidated Pension Plan is an accumulation of all qualified pension plans of our legacy companies and companies acquired by our legacy companies.
  - For legacy UTC employees, this plan was closed to new participants since the end of 2009, and since the end of 2019, pre-2010 hires no longer accrue benefits, except with respect to interest credits on the Cash Balance formula of this plan.
  - For legacy RTN employees, this plan was closed to new participants on January 1, 2007. Pre-2007 hires continue to accrue benefits under this plan. Effective January 1, 2023, the benefit formula was changed from a final average earnings ("FAE") formula to a Cash Balance formula that provides annual pay and interest credits.

Nonqualified Plans

- The nonqualified UTC Pension Preservation Plan has been closed to new participants since the end of 2009. For legacy UTC employees hired prior to 2010, pension benefits are no longer accrued, except with respect to interest credits on the Cash Balance formula of this plan.
- The nonqualified RTN Parity Pension Plan has been closed to new participants since January 1, 2007. For legacy RTN employees hired prior to 2007, pension benefits are accrued under the same FAE formula (through December 31, 2022) and Cash Balance formula (starting January 1, 2023) as the qualified plan.
- The RTN Supplemental Executive Retirement Plan ("RTN SERP") is an unfunded, nonqualified plan for eligible legacy RTN senior executives. Service accruals continue under the RTN SERP benefit, but the FAE formula used to determine the benefit prior to any offsets was frozen on December 31, 2022.

For additional details, refer to the Pension Benefits section on pages 73-76.

DEFINED CONTRIBUTION AND DEFERRED COMPENSATION PLANS

The Company maintains the following active and closed qualified and nonqualified defined contribution and deferred compensation plans:

Qualified Plans

- The UTC Employee Savings Plan remained open to legacy UTC employees, and the RTN Savings and Investment Plan remained open to legacy RTN employees, through December 31, 2022. Effective January 1, 2023, the legacy RTN plan was merged into the legacy UTC plan and the name of the plan was changed to the RTX Corporation Savings Plan ("RTX Savings Plan"). Under the RTX Savings Plan, all plan participants are eligible to receive company matching contributions, and for employees not accruing pension benefits under the RTX Consolidated Pension Plan, an additional age-based company retirement contribution.

Nonqualified Plans

- The UTC Savings Restoration Plan, the UTC Company Automatic Contribution Excess Plan, the UTC Deferred Compensation Plan (applicable to legacy UTC employees) and the RTN Deferred Compensation Plan (applicable to legacy RTN employees) were closed to new contributions on December 31, 2022. The RTN Excess Savings Plan, the Rockwell Collins Non-Qualified Savings Plan, and the Sundstrand Corporation Deferred Compensation Plan are also plans maintained by the Company that have since been closed to new contributions. Account balances for these closed plans remain subject to each participant's distribution elections under the applicable plan.

- Effective January 1, 2023, eligible RTX employees (regardless of legacy company) may participate in two nonqualified plans—the UTC LTIP Performance Share Unit Deferral Plan, which has been renamed the RTX Corporation PSU Deferral Plan ("RTX PSU Deferral Plan"), and the new RTX Corporation Compensation Deferral Plan ("CDP"). The RTX PSU Deferral Plan allows eligible executives to defer between 10%-100% of their vested PSUs. The CDP provides eligible employees an opportunity to defer up to 50% of base salary and/or 80% of their annual incentive award, and to receive company matching and company retirement contributions once the participant can no longer receive these contributions into the qualified Savings Plan due to exceeding an Internal Revenue Code limit.

For additional details, see the Nonqualified Deferred Compensation section on pages 76-77.

Perquisites and Other Benefits

We provide our senior executives with certain perquisites and other benefits, which the Committee believes contribute to recruitment and retention and are consistent with market practice. Our approach to executive perquisites is based on the Committee's belief that the continued health and financial well-being of our senior leaders is of vital interest to the Company and our shareowners. Perquisites and other benefits for our NEOs generally consist of enhanced basic life and long-term disability insurance, an executive physical and a financial planning allowance. Other perquisites provided by our legacy companies will be phased out, or in some cases, grandfathered.

As one of the leading defense contractors to the United States government, we provide our CEO (and Executive Chairman, if applicable) with certain additional benefits for his safety and security, including personal use of the corporate aircraft, company-provided car and drivers (who are trained security personnel), and home security monitoring.

PERQUISITES AND BENEFITS*

Financial Planning	All NEOs are eligible to receive a financial planning allowance, which is capped at $13,500 annually.
Enhanced Basic Life Insurance	Our NEOs are covered by an enhanced basic life insurance benefit while employed, equal to three times base salary (except for Mr. Kremer who is covered by the legacy RTN split dollar life insurance policy detailed below).
Executive Physical	All NEOs are eligible to participate in the same healthcare benefits offered to other employees of the Company. They are also eligible for a comprehensive annual executive physical, a benefit that is capped at $5,000 annually.
ELG Long-Term Disability Insurance	The ELG long-term disability program is an annual benefit paid only upon disability, equal to 80% of the sum of the executive's base salary and target annual incentive award at the time of disability.
Personal Aircraft Usage	RTX's policy allows our CEO (and Executive Chairman, if applicable) to use the corporate aircraft for personal use, though special approval may be given to other executives in extraordinary circumstances. The Committee believes this is essential for our CEO's security and personal safety, in addition to allowing for more efficient use of his time.
Company-Provided Car and Driver	For security and business efficiency reasons, our CEO (and Executive Chairman, if applicable) has access to company-provided cars and drivers (who are trained security personnel) when needed. They are primarily used for business purposes, but also may be used, in limited circumstances, in situations that may have a personal element.
Security Monitoring	The Company covers the cost of security system monitoring at the personal residence of our CEO (and Executive Chairman, if applicable).
Entertainment and Sporting Events	RTX's senior executives participate in community and philanthropic activities for the benefit of the Company. This may include attending various cultural, charitable, civic, entertainment and sporting events for business development and relationship-building purposes and/or community involvement, and may require the purchase of tickets, catering and parking. Tickets may also be used for team-building events and sometimes are provided to employees, including our senior executives, for personal use.
Phasing Out	
Company Car	Legacy UTC executives received an annual allowance toward the cost of a leased vehicle and ancillary vehicle benefits. In 2021, we announced that this leased vehicle benefit would cease when the current individual leases expire. This program was closed in its entirety in early 2024.
Split Dollar Life Insurance	Legacy RTN provided its senior executives with split dollar life insurance policies with benefits up to four times base salary (capped at $3 million during employment). Following retirement, coverage reduces by 12.5% annually over five years, and after five years (or at age 65, if earlier), the benefit equals $600,000. The benefit has been grandfathered for legacy RTN senior executives with existing policies, but the Company has not entered into additional policies since the Merger and has eliminated this benefit prospectively for new senior leaders.

* See footnote (6) of the Summary Compensation Table on page 69 for more details on these perquisites/benefits for 2023.

Severance and Change-in-Control Arrangements

EXECUTIVE LEADERSHIP GROUP PROGRAM

The ELG program covers the Company's most senior leaders and key executives who are potential successors to senior leadership roles. The program has been in place since 1989 but has been modified a number of times over the years to align with best practices and to serve the evolving needs of the Company.

The current program, which covers all of our NEOs, except Mr. Hayes, provides an RSU award with a grant value between $1 and $2 million (amount varies depending on role). The ELG RSU award is granted to executives upon their appointment to the ELG and vests only if there is a qualifying separation (defined below) and the executive enters into an agreement containing certain restrictive covenants (explained below). ELG RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time the Company pays a dividend to shareowners. These RSUs are subject to the same vesting conditions as the underlying award.

The ELG RSU award acts as a cash severance replacement tool, which the Committee believes more closely aligns our executives with the interest of our shareowners than an outright cash severance payment.

The changes to the ELG separation benefit over the years have been applied prospectively due to existing contractual commitments. As a result, Mr. Hayes is eligible for an earlier iteration of the program that includes a cash payment equal to 2.5 times base salary upon a qualifying separation. The base salary that will be used to determine Mr. Hayes' ELG separation benefit will be his base salary immediately prior to Mr. Hayes stepping down as CEO, effective May 2, 2024.

The ELG separation benefit is not treated as compensation for purposes of determining benefits under the pension plans or any other benefit programs. ELG members are not eligible to participate in other company-sponsored severance plans, unless required by local law. Distributions are subject to certain restrictions imposed by Internal Revenue Code Section 409A.

Under the ELG program, a "qualifying separation" is defined as:

- A mutually agreeable separation from the Company, including an ELG member's position being eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event following three years of ELG membership;
- Retirement on or after age 62 following three years of ELG membership; or
- Involuntary (not for cause) or voluntary (for good reason) terminations within two years of a change-in-control event.

Restrictive covenants that apply to ELG benefits:

- For all ELG members—regardless of when the executive was appointed to the ELG, separation benefits are conditioned upon enhanced post-employment restrictive covenants designed to protect the Company's interests, including: (i) noncompetition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation.
- For ELG members appointed on or after April 2013—in addition to the above, a post-employment, noncompetition covenant applies, regardless of whether separation benefits are provided.

LEGACY UTC SENIOR EXECUTIVE SEVERANCE PLAN

Change-in-control severance protection under the legacy UTC Senior Executive Severance Plan ("SESP") was designed to ensure continuity of management in potential change-in-control situations. In response to changing market practices, legacy UTC closed this program to new participants effective June 2009. Accordingly, Mr. Hayes is the only executive who remains eligible for the SESP benefit. All other ELG members instead are covered by the ELG program in a change-in-control event.

The SESP cash severance benefit is equal to 2.99 times the sum of Mr. Hayes' base salary and target annual incentive award for the year in which termination occurs, subject to various restrictive covenants. This benefit would be reduced by 1/36th for each month that termination occurs after age 62 and, accordingly, is completely phased out at age 65. Benefits under the SESP are subject to a "double trigger," where benefits are provided only if a change-in-control is followed by an involuntary termination or termination by the executive for "good reason" within two years following a change-in-control. "Good reason" generally includes material-adverse changes in an executive's compensation, responsibilities, authority, reporting relationship or work location.

RTX CORPORATION 2018 LONG-TERM INCENTIVE PLAN

Under the RTX Corporation 2018 Long-Term Incentive Plan, as amended and restated ("RTX LTIP"), if a future RTX change-in-control event occurs and a plan participant has a qualifying termination within two years of that event, the vesting of outstanding LTI awards granted to such participant under the RTX LTIP would accelerate. For performance-based awards, performance goals would be deemed achieved at the greater of actual or target performance levels.

A change-in-control is defined in the RTX LTIP to generally mean:

- The acquisition by a person or a group of 20% or more of RTX's outstanding shares or the combined voting power of RTX's outstanding voting securities entitled to vote generally in the election of directors;
- Incumbent directors no longer constituting a majority of the Board;
- A merger or similar event where RTX shareowners own less than 50% of the voting shares of the new organization; or
- A complete liquidation or dissolution is approved by RTX's shareowners.

A qualifying termination is defined in the RTX LTIP to mean:

- An involuntary (not for cause) termination; or
- A voluntary termination for "good reason" (as defined in the Plan).

Other Executive Compensation Policies and Practices

We have adopted a number of practices and policies to help ensure that our executive compensation program operates as intended and aligns with our guiding principles (see page 45). In addition, the Committee identifies, monitors and mitigates compensation risk in a number of important ways, as summarized on pages 31-32.

Post-Employment Restrictive Covenants

ELG members may not engage in activities after termination or retirement that are detrimental to RTX, such as disclosing proprietary information, soliciting RTX employees or engaging in competitive activities. Violations can result in a clawback of annual and long-term incentive awards.

Clawback Policies

RTX CORPORATION CLAWBACK POLICY

The RTX Corporation Clawback Policy, is our comprehensive policy on recoupment of compensation. This policy covers all RTX employees. We have enhanced this policy several times over the years in response to shareowner feedback and to ensure that it continues to meet the evolving needs of the Company.

Under this policy, in the event of a financial restatement (whether or not this involves misconduct on the part of the employee) or a recalculation of a financial metric affecting an award, the Company has the right to recover from any employee (including our NEOs and officers) annual incentive payments and gains realized from vested long-term incentive awards.

Clawbacks of annual and long-term incentive awards, and of compensation realized from prior awards, also may be triggered by violations of our Code of Conduct, failure to adhere to employee health and safety standards, violations of post-employment restrictive covenants or the exposure of RTX to excessive risk, as determined under our Enterprise Risk Management program (for details on this program refer to pages 29-30). In addition, we have the right to recover compensation when an employee's negligence (including negligent supervision of a subordinate) causes significant harm to RTX. If required or otherwise appropriate, the Company may publicly disclose the circumstances surrounding the Committee's decision to seek recoupment. The Policy can be found on the Corporate Governance page of our website at www.rtx.com/who-we-are/corporate-governance#documents.

RTX CORPORATION EXECUTIVE OFFICER CLAWBACK POLICY

The RTX Corporation Executive Officer Clawback Policy, adopted in October 2023, is intended to comply with Section 10D of the Exchange Act and Section 303A of the NYSE Listed Company Manual. Under this policy, the Company is required to recoup erroneously awarded covered incentive-based compensation from executive officers (as defined by the Securities and Exchange Commission) if any restatement is made to correct an error in previously issued financial statements due to material noncompliance with any financial reporting requirement under the securities laws. This policy supplements, but does not replace, the RTX Corporation Clawback Policy and can be found at www.rtx.com/who-we-are/corporate-governance#documents.

Prohibitions on Certain Transactions Involving RTX Stock

RTX does not allow its directors, officers or executives to enter into short sales of RTX Common Stock. Similarly, directors and executive officers may not pledge or assign an interest in RTX Common Stock or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of RTX securities are also prohibited, whether or not those securities were granted to or held, directly or indirectly, by the director, officer or employee. In addition, RTX's LTIP generally prohibits buyouts/repricing of underwater stock options and stock appreciation rights without shareowner approval.

Employment Agreements

As a general matter, the Committee does not believe that fixed-term executive employment contracts guaranteeing minimum levels of compensation over multiple years enhance shareowner value. Accordingly, our U.S.-based executives do not have such contracts. However, in rare cases involving mergers and acquisitions, the Committee has found such contracts to be in the Company's best interests. We also enter into employment agreements with executives based outside the U.S. when local regulations and practices require such agreements.

Tax Deductibility of Incentive Compensation

As a general matter, while the Committee considers corporate tax deductibility as one of several relevant factors in determining compensation, it retains the flexibility to design and maintain executive compensation arrangements that it believes will attract and retain executive talent, even if such compensation is not deductible by the Company for federal income tax purposes. For 2023, Internal Revenue Code ("IRC") Section 162(m) limited RTX's deduction to $1 million for annual compensation paid to our NEOs, as defined in IRC Section 162(m).

Report of the Human Capital & Compensation Committee

The Human Capital & Compensation Committee establishes and oversees the design and function of RTX's executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company and have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in RTX's Proxy Statement for the 2024 Annual Meeting.

Human Capital & Compensation Committee



Tracy A. Atkinson, Chair

George R. Oliver

Fredric G. Reynolds*

Brian C. Rogers

James A. Winnefeld, Jr.

* Fredric G. Reynolds joined the Human Capital & Compensation Committee effective February 15, 2024.

Compensation Tables

Summary Compensation Table

Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Gregory J. Hayes Chairman & Chief Executive Officer[7]							
2023	$1,675,000	$2,780,000	$9,772,488	$6,586,686	$13,194	$1,102,091	$21,929,459
2022	$1,656,250	$3,900,000	$9,352,104	$6,425,871	$9,712	$1,265,099	$22,609,036
2021	$1,600,000	$4,992,000	$11,740,098	$2,815,812	$1,522,891	$645,262	$23,316,063
Neil G. Mitchill, Jr. Executive Vice President & Chief Financial Officer							
2023	$956,250	$1,100,000	$2,813,482	$1,896,354	$0	$235,785	$7,001,871
2022	$876,250	$1,200,000	$2,453,365	$1,686,546	$0	$228,389	$6,444,550
2021	$760,606	$1,200,000	$2,424,908	$584,773	$0	$165,108	$5,135,395
Christopher T. Calio President & Chief Operating Officer[7]							
2023	$986,667	$1,410,000	$5,922,384	$3,992,454	$77,771	$354,156	$12,743,432
2022	$875,000	$1,600,000	$4,293,029	$2,950,366	$0	$283,460	$10,001,855
2021	$723,083	$1,200,000	$2,833,966	$679,572	$0	$209,797	$5,646,418
Stephen J. Timm President, Collins Aerospace							
2023	$839,231	$840,000	$2,369,146	$1,597,968	$20,531	$218,992	$5,885,868
2022	$788,462	$900,000	$3,066,587	$2,107,093	$0	$199,731	$7,061,873
2021	$718,500	$1,200,000	$2,833,966	$679,572	$0	$176,193	$5,608,231
Wesley D. Kremer Special Advisor to the President & Chief Operating Officer[8]							
2023	$896,933	$820,000	$2,073,244	$1,398,222	$1,752,580	$329,197	$7,270,176
2022	$872,321	$700,000	$3,066,587	$2,107,093	$0	$136,232	$6,882,233

(1) **Salary.** Base salary shown includes any midyear adjustments.

(2) **Bonus.** Annual incentive awards provided under the RTX Corporation Executive Annual Incentive Plan are primarily based on measured performance against preestablished financial and Corporate Responsibility Scorecard goals (as detailed on pages 52-53). However, the Committee retains discretion to adjust annual incentive award amounts based on its assessment of overall performance. Consequently, we report annual incentive awards in the Bonus column rather than in a Non-Equity Incentive Plan Compensation column.

(3) **Stock Awards.** Amounts shown include the grant date fair value of PSUs granted in 2023 under the RTX Corporation 2018 Long-Term Incentive Plan, as amended and restated ("RTX LTIP"). The assumptions made in calculating the fair value of these awards are set forth in Note 19: Stock Based Compensation, to the Consolidated Financial Statements in RTX's 2023 Annual Report on Form 10-K ("2023 Form 10-K"). For the 2023 PSUs, if the highest level of performance is achieved for all performance metrics, the grant date fair values would be: Mr. Hayes, $16,262,220; Mr. Mitchill, $4,681,864; Mr. Calio, $9,855,332; Mr. Timm, $3,942,454; and Mr. Kremer, $3,450,048.

(4) **Option Awards.** Amounts shown include the grant date fair value of SARs granted under the RTX LTIP during 2023. The assumptions made in the valuation of these awards are set forth in Note 19: Stock Based Compensation, to the Consolidated Financial Statements in RTX's 2023 Form 10-K.

(5) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts in this column reflect the change (if any) in the year-over-year actuarial present value of each NEO's accrued benefit under the Company's defined benefit plans and above-market earnings (if any) under the Company's deferred compensation plans. Mr. Hayes had a negative change in present value (-$475,193) of his pension benefits from the prior year. As a result, per SEC rules, the change in present value of pension benefits included in this column is shown as zero. The legacy UTC pension plans were closed to new participants on January 1, 2010, and were closed to all participants effective December 31, 2019. As a result, for legacy UTC NEOs, the change in pension value is entirely attributable to year-over-year

changes in pension plan actuarial assumptions. Mr. Mitchill was hired after the legacy UTC pension plans were closed to new participants. Mr. Kremer was hired prior to January 1, 2007, the date legacy RTN closed its pension plans to new participants. As a result, he continues to accrue benefits under the legacy RTN pension plans. Actuarial value computations are based on the assumptions established in accordance with FASB ASC Topic 715 and are discussed in Note 10: Employee Benefit Plans, to the Consolidated Financial Statements in RTX's 2023 Form 10-K. RTX's deferred compensation plans do not provide above-market rates of return. However, an above-market interest rate is paid under the frozen Sundstrand Corporation Deferred Compensation Plan, which was assumed by the Company upon its acquisition of Sundstrand Corporation in 1999. Mr. Hayes accrued $13,194 in above-market earnings under this plan in 2023.

(6) **All Other Compensation.** The 2023 amounts in this column consist of the following items shown in the table below. See page 63 for details on executive perquisites.

Name	Personal Use of Corporate Aircraft[a]	Company Car[b]	Executive Life Insurance Premiums[c]	Relocation Benefit[d]	Company Contributions to Defined Contribution Plans[e]	Charitable Matching Gifts[f]	Health & Welfare Benefits[g]	Misc.[h]	Total
G. Hayes	$151,808	$3,928	$7,728	$0	$669,000	$225,000	$26,095	$18,532	$1,102,091
N. Mitchill, Jr.	$0	$0	$4,412	$0	$194,063	$0	$27,842	$9,468	$235,785
C. Calio	$0	$28,766	$7,288	$0	$284,533	$0	$20,299	$13,270	$354,156
S. Timm	$0	$3,224	$3,868	$0	$191,315	$0	$19,380	$1,205	$218,992
W. Kremer	$0	$0	$27,562	$190,197	$66,347	$0	$15,725	$29,366	$329,197

(a) Incremental variable operating costs incurred for personal air travel, which includes fuel (calculated on the basis of aircraft-specific average consumption rates and fleet average fuel costs), fleet average landing and handling fees, crew lodging and meal allowances, and catering and hourly maintenance contract charges, when applicable. Because fleet-wide aircraft utilization is primarily for business purposes, capital and other fixed expenditures are not treated as an incremental cost.

(b) Reflects annual costs incurred by the Company in connection with a leased vehicle provided to legacy UTC executives. This benefit program was closed to all legacy UTC participants in early 2024. During 2023, Messrs. Calio and Timm maintained their leased vehicles. For Messrs. Hayes and Calio, the values shown also include personal use of company-provided cars and drivers used for security purposes.

(c) Reflects premiums paid on an enhanced basic life insurance benefit equal to three times base salary, provided to all NEOs except Mr. Kremer, who maintains a split dollar life insurance policy that was provided to him by Raytheon Company prior to the Merger.

(d) Costs associated with Mr. Kremer's relocation.

(e) Amounts represent the total Company contributions into the Company's defined contribution plans—the qualified RTX Corporation Savings Plan and the nonqualified RTX Corporation Compensation Deferral Plan. Under these plans, participants are eligible to receive company matching contributions and age-based company retirement contributions. However, Company retirement contributions are only provided to employees who are not accruing benefits under a company pension plan. As a result, Mr. Kremer does not receive company retirement contributions into these plans. For further details on RTX's qualified and nonqualified defined contribution plans, refer to pages 62-63 and 76-77 of this Proxy Statement.

(f) Under the Company's charitable gift matching program, the Company matches charitable contributions of any employee up to an annual program limit. The Company decided to match Mr. Hayes' charitable contributions in excess of the 2023 program limit. Since the program was offered to all RTX employees on a nondiscriminatory basis, the 2023 contributions shown for Mr. Hayes reflect the amount above the 2023 program limit.

(g) Costs associated with annual executive physicals and Company-covered health and welfare benefits. The annual executive physical benefit is capped at $5,000.

(h) Amounts include costs associated with membership and meeting attendance fees for an Aerospace & Defense industry club, a financial planning benefit, security monitoring for Mr. Hayes' personal residence, as well as costs associated with a spouse joining an executive at business events, employee gifts and other miscellaneous items. Further, RTX's senior executives participate in community and philanthropic activities for the benefit of the Company. This may include attending various cultural, charitable, civic, entertainment and sporting events for business development and relationship-building purposes and/or community involvement, and may require the purchase of tickets, catering and parking. Tickets may also be used for team-building events and sometimes are provided to employees, including our senior executives, for personal use; the incremental cost of such use is included in this column.

(7) On December 14, 2023, we announced Mr. Calio would be promoted to the role of President & Chief Executive Officer at our 2024 Annual Meeting of Shareowners on May 2, 2024. Mr. Hayes will continue to serve as the Company's Executive Chairman of the Board.

(8) Mr. Kremer served in the role of President, Raytheon during 2023. On January 4, 2024, we announced that effective January 7, 2024, he would step down from this role and would continue to operate in a transitional capacity as Special Advisor to the President & Chief Operating Officer until his retirement in March 2024.

Grants of Plan-Based Awards

Grant Date	Approval Date	Estimated Future Payouts under Equity Incentive Plan Awards[1]			All Other Option Awards: Number of Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold (#)	Target (#)	Maximum (#)			
G. Hayes							
2/8/2023	2/3/2023	3,802	101,390	202,780	–	–	$9,772,488
2/8/2023	2/3/2023	–	–	–	267,100	$97.65	$6,586,686
N. Mitchill, Jr.							
2/8/2023	2/3/2023	1,095	29,190	58,380	–	–	$2,813,482
2/8/2023	2/3/2023	–	–	–	76,900	$97.65	$1,896,354
C. Calio							
2/8/2023	2/3/2023	2,304	61,445	122,890	–	–	$5,922,384
2/8/2023	2/3/2023	–	–	–	161,900	$97.65	$3,992,454
S. Timm							
2/8/2023	2/3/2023	922	24,580	49,160	–	–	$2,369,146
2/8/2023	2/3/2023	–	–	–	64,800	$97.65	$1,597,968
W. Kremer							
2/8/2023	2/3/2023	807	21,510	43,020	–	–	$2,073,244
2/8/2023	2/3/2023	–	–	–	56,700	$97.65	$1,398,222

(1) Reflects the number of PSUs granted under the RTX LTIP during 2023, which vest based on Company performance relative to four performance metrics and the executive's continued employment, except in the case of death, disability, qualifying separation within two years of a change-in-control, retirement or certain involuntary terminations. Vesting occurs following the three-year performance period with payouts ranging from 3.75%, if threshold performance is achieved for one of the TSR metrics that are weighted at 15%, to a maximum payout of 200%, if maximum performance is achieved for all four metrics. If RTX's three-year TSR is negative, the payout for each TSR portion of the award is capped at 100%, regardless of RTX's performance relative to the S&P 500 Index and our Core A&D Peers. Unvested PSUs do not earn dividend equivalents. Vested PSUs are settled in unrestricted shares of RTX Common Stock at the end of the performance period following the Committee's review and approval of performance achievement levels.

(2) Reflects the number of SARs granted under the RTX LTIP during 2023, which vest and become exercisable three years from the grant date. Vesting is subject to the executive's continued employment, except in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations. Exercised SARs are settled in unrestricted shares of RTX Common Stock.

(3) The SAR exercise price equals the NYSE closing price of RTX Common Stock on the grant date.

(4) Reflects the grant date fair value of awards granted in 2023, with vesting assumed at 100% of target for PSUs. Values are calculated in accordance with FASB ASC Topic 718, but excludes the effect of estimated forfeitures.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards			
Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
G. Hayes								
2/8/2023	–	267,100	$97.65	2/7/2033	–	–	101,390	$8,530,955
2/15/2022	–	294,900	$94.04	2/14/2032	–	–	97,300	$8,186,822
2/8/2021	–	181,900	$72.49	2/7/2031	41,298[7]	$3,474,814	171,629	$14,440,830
2/4/2020	430,050	–	$90.73	2/3/2030	–	–	–	–
2/5/2019	541,357	–	$71.62	2/4/2029	–	–	–	–
1/2/2018	271,521	–	$76.00	1/1/2028	–	–	–	–
1/3/2017	128,541	–	$82.35	1/2/2027	–	–	–	–
1/4/2016	224,734	–	$71.01	1/3/2026	–	–	–	–
1/2/2015	140,884	–	$85.47	1/1/2025	–	–	–	–
N. Mitchill, Jr.								
2/8/2023	–	76,900	$97.65	2/7/2033	–	–	29,190	$2,456,047
2/15/2022	–	77,400	$94.04	2/14/2032	–	–	25,525	$2,147,674
4/26/2021	–	16,900	$81.00	4/25/2031	3,961[7]	$333,279	15,894	$1,337,359
2/8/2021	–	18,900	$72.49	2/7/2031	8,907[7]	$749,435	11,840	$996,251
2/4/2020	52,280	–	$90.73	2/3/2030	–	–	–	–
2/5/2019	46,377	–	$71.62	2/4/2029	–	–	–	–
1/2/2018	19,394	–	$76.00	1/1/2028	–	–	–	–
2/13/2017	–	–	–	–	18,021[8]	$1,516,287	–	–
1/3/2017	8,938	–	$82.35	1/2/2027	–	–	–	–
1/4/2016	11,236	–	$71.01	1/3/2026	–	–	–	–
1/2/2015	5,873	–	$85.47	1/1/2025	–	–	–	–
9/2/2014	9,023	–	$81.02	9/1/2024	–	–	–	–
C. Calio								
2/8/2023	–	161,900	$97.65	2/7/2033	–	–	61,445	$5,169,982
2/15/2022	–	135,400	$94.04	2/14/2032	–	–	44,665	$3,758,113
2/8/2021	–	43,900	$72.49	2/7/2031	9,956[7]	$837,698	41,427	$3,485,676
2/4/2020	91,912	–	$90.73	2/3/2030	–	–	–	–
2/5/2019	54,810	–	$71.62	2/4/2029	–	–	–	–
1/2/2018	31,199	–	$76.00	1/1/2028	–	–	–	–
1/18/2017	–	–	–	–	18,021[8]	$1,516,287	–	–
1/3/2017	8,938	–	$82.35	1/2/2027	–	–	–	–
1/4/2016	11,236	–	$71.01	1/3/2026	–	–	–	–
1/2/2015	4,767	–	$85.47	1/1/2025	–	–	–	–
1/2/2014	4,000	–	$83.58	1/1/2024	–	–	–	–

	Option Awards				Stock Awards			
Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
S. Timm								
2/8/2023	–	64,800	$97.65	2/7/2033	–	–	24,580	$2,068,161
2/15/2022	–	96,700	$94.04	2/14/2032	–	–	31,905	$2,684,487
2/8/2021	–	43,900	$72.49	2/7/2031	9,963[7]	$838,287	41,427	$3,485,676
2/20/2020	–	–	–	–	12,106[8]	$1,018,599	–	–
2/4/2020	84,323	–	$90.73	2/3/2030	–	–	–	–
7/2/2019	21,249	–	$78.25	7/1/2029	–	–	–	–
2/5/2019	7,420	–	$71.62	2/4/2029	–	–	–	–
W. Kremer								
2/8/2023	–	56,700	$97.65	2/7/2033	–	–	21,510	$1,809,851
2/15/2022	–	96,700	$94.04	2/14/2032	–	–	31,905	$2,684,487
2/8/2021	–	43,900	$72.49	2/7/2031	9,974[7]	$839,212	41,427	$3,485,676
12/16/2020	–	–	–	–	29,466[8]	$2,479,269	–	–
3/25/2020	–	–	–	–	5,591[9]	$470,427	–	–

(1) SARs scheduled to vest on the third anniversary of the grant date, subject to the executive's continued employment with the Company, except in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations. SARs granted on February 8, 2021, vested on February 8, 2024.

(2) The exercise price of each SAR is equal to the NYSE closing price of RTX Common Stock on the grant date. However, for SARs granted prior to April 3, 2020, exercise prices shown were adjusted upon the spinoffs of Carrier and Otis, in accordance with plan rules and the Employee Matters Agreement, as amended.

(3) Unvested RSUs and Restricted Stock Awards ("RSAs") outstanding as of year-end, including legacy UTC RSUs that were converted to RTX RSUs and legacy RTN RSAs that converted to RTX RSAs on April 3, 2020, the date of the spinoffs of Carrier and Otis, and the Merger.

(4) Calculated by multiplying the number of unvested RSUs and RSAs by $84.14, the NYSE closing price of RTX Common Stock on the last trading day of 2023.

(5) PSUs scheduled to vest following the three-year performance/time-based vesting period. Vesting is subject to Company performance relative to preestablished performance goals and the executive's continued employment with the Company, except in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations. PSUs are settled following the Committee's certification of performance achievement levels. Pursuant to SEC rules, the number of shares shown with respect to PSU awards granted in 2022 and 2023 assumes target-level performance, based on vesting estimates as of December 31, 2023. For PSUs granted on February 8, 2021, a performance factor of 143% is shown, reflecting the number of shares that vested on February 8, 2024.

(6) Calculated by multiplying the number of unvested PSUs by $84.14, the NYSE closing price of RTX Common Stock on the last trading day of 2023.

(7) RSUs scheduled to vest on the third anniversary of the grant date, subject to the executive's continued employment with the Company, except in the case of death, disability, qualifying separation within two years of a change-in-control, retirement and certain involuntary terminations. Each time the Company pays a dividend to shareowners, dividend equivalents are reinvested as additional RSUs. The reinvested RSUs vest on the same date as the underlying RSUs. RSUs granted on February 8, 2021, vested on February 8, 2024.

(8) ELG RSUs granted upon the executive's appointment to the ELG, which vest in the event of a qualifying separation (as defined under the ELG program and detailed on page 64), death or disability. Each time the Company pays a dividend to shareowners, dividend equivalents are reinvested as additional RSUs. The reinvested RSUs vest on the same date as the underlying RSUs.

(9) RSAs originally granted by RTN prior to the Merger under the legacy RTN 2019 Stock Plan and converted to RTX RSAs on April 3, 2020 (the closing date of the Merger), in accordance with the Merger Agreement. These RSAs vest in three annual installments on the second, third and fourth anniversaries of the grant date and pay cash dividends during the vesting period. RSAs granted by legacy RTN on March 25, 2020, will vest in full on March 25, 2024.

Upon the spinoffs of Carrier and Otis that occurred on April 3, 2020, vested UTC SARs were adjusted and converted into vested SARs of RTX (as shown in the Outstanding Equity Awards at Fiscal Year-End table), Carrier and Otis. Both the number of outstanding SARs and the exercise price of each award were adjusted at the time of the spinoffs to reflect the post-spinoff stock prices of the three companies. Mr. Mitchill is the only NEO who holds SARs in a spinoff company as of December 31, 2023. The table below shows the outstanding Carrier SARs held by Mr. Mitchill as of fiscal year-end.

Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Option Exercise Price ($)	Option Expiration Date
N. Mitchill, Jr.			
1/3/2017	8,938	$18.53	1/2/2027

Options Exercised and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
G. Hayes	–	–	80,235	$7,741,073
N. Mitchill, Jr.	–	–	10,178	$981,973
C. Calio	–	–	18,428	$1,767,048
S. Timm	–	–	16,359	$1,578,316
W. Kremer	–	–	25,459	$2,497,691

(1) No RTX SARs were exercised during 2023. However, Mr. Mitchill exercised 13,023 Otis SARs for a gain of $455,889. This value is not included in the table above.

(2) Restricted Stock Awards (granted by legacy RTN prior to the Merger) and RSUs (including legacy RTN and UTC PSUs that converted to RTX RSUs upon the spinoffs of Carrier and Otis, and the Merger) that vested in 2023. Amounts include shares withheld to cover U.S. Social Security and Medicare taxes due during the year as a result of the executive attaining retirement eligible status under the terms of RTX RSU awards.

(3) Calculated by multiplying the number of vested stock awards by the market price of RTX Common Stock on the vest date.

Pension Benefits

Overview of Plans. The Company maintains various pension plans, described below, in which certain employees are eligible to participate. Over the years, as the competitive market has evolved, the eligible employee population and the pension benefit formulas used under these plans have changed. As a result, benefit accruals earned under these plans depend upon the employee's legacy company, the date the employee was hired and which pension formula—the Final Average Earnings ("FAE") or the Cash Balance formula—was applicable at the time of the accrual.

- **RTX Consolidated Pension Plan:** A tax-qualified, defined benefit plan that is an accumulation of all qualified pension plans of our legacy companies. For legacy UTC participants, annual compensation and annual retirement benefits up to Internal Revenue Code ("IRC") limits are recognized through December 31, 2019, the date the plan was closed. For legacy RTN participants, the plan is subject to IRC provisions that, as of December 31, 2023, limit recognized annual compensation to $330,000 and annual retirement benefits to $265,000.

- **UTC Pension Preservation Plan ("UTC PPP"):** An unfunded, nonqualified defined benefit plan that mirrors the legacy UTC benefit formulas, retirement eligibility and vesting provisions of the RTX Consolidated Pension Plan but provides benefits that could not be accrued under the qualified plan due to IRC limits.

- **Raytheon Company Parity Pension Plan ("RTN Parity Pension Plan"):** An unfunded, nonqualified defined benefit plan that mirrors the legacy RTN benefit formulas, retirement eligibility and vesting provisions of the RTX Consolidated Pension Plan but provides benefits that could not be accrued under the qualified plan due to IRC limits.

- **Raytheon Company Supplemental Executive Retirement Plan ("RTN SERP"):** An unfunded, nonqualified pension plan for eligible legacy RTN senior executives, designed to replicate, but not exceed, the retirement benefit that a mid-career person joining the Company would have received under the qualified and nonqualified pension plans had such person begun their career with the Company.

Eligibility. The table below summarizes the status of accruals earned under the legacy UTC defined benefit pension plans.

Eligible Employees	Accruals Earned by Legacy UTC Employees		
	Prior to 2015	Between 2015 and 2019	2020 and later
Hired prior to July 1, 2002	FAE formula	Cash Balance formula	No further Cash Balance pay credits; interest credits only
Hired on or after July 1, 2002, and prior to January 1, 2010	Cash Balance formula	Cash Balance formula	No further Cash Balance pay credits; interest credits only
Hired on or after January 1, 2010	No pension benefit	No pension benefit	No pension benefit

The table below summarizes the status of accruals earned under the legacy RTN defined benefit pension plans.

	Accruals Earned by Legacy RTN Employees	
Eligible Employees	Prior to 2023	2023 and later
Hired prior to January 1, 2007	FAE formula	Cash Balance formula
Hired on or after January 1, 2007	No pension benefit	No pension benefit

Select senior executives, including Mr. Kremer, are eligible for the RTN SERP, accruals for which are earned under the formula detailed below.

Pension Formula. Pension benefit formulas vary depending upon the employee's legacy company.

Legacy UTC:

- **FAE formula:** Participants are provided an annual benefit equal to 2% of an employee's earnings (defined below) for each year of service up to a maximum of 20 years, plus 1% of earnings for each year of service thereafter, minus 1.5% of the employee's Social Security benefit for each year of service (up to a maximum 50% offset of the annual Social Security benefit). Earnings recognized under this formula consisted of the highest average annual base salary and annual incentive awards received over any consecutive five-calendar-year period ending on or before December 31, 2014.

- **Cash Balance formula:** The Cash Balance formula credited a legacy UTC participant's account with two types of credits—pay credits and interest credits. Pay credits, which no longer accrue, ranged from 3% to 8% of base salary and annual incentives, depending on the participant's age. Interest credits, which continue to accrue, are based on 30-year U.S. Treasury bond yields and are subject to annual adjustments but cannot fall below 3.8%.

- **Other formulas:** For Mr. Hayes, benefits shown in the table on page 75 also include amounts accrued under a different formula used in a predecessor Sundstrand Corporation pension plan that was merged into the legacy UTC pension plan, upon UTC's acquisition of Sundstrand Corporation in 1999. Benefits shown for Mr. Timm are based on the formula under the closed Rockwell Collins qualified pension plan that was merged into the legacy UTC pension plan on December 31, 2018.

Legacy RTN:

- **FAE formula:** Participants are provided an annual benefit equal to 1.8% of an employee's earnings (defined below) for each year of service up to a maximum of 20 years, plus 1.2% of earnings for each year of service thereafter, reduced by the same percentage as the employee's estimated primary Social Security benefit. Earnings recognized under this formula consisted of the average of the 60 highest consecutive months of annual base salary and annual incentive awards in the final 120 months of employment. Effective December 31, 2022, this FAE formula was frozen.

- **Cash Balance formula:** The Cash Balance formula credits a legacy RTN participant's account with two types of credits—pay credits and interest credits. Pay credits range from 3% to 7% of base salary and annual incentives, depending on the participant's age. Interest credits are based on 30-year U.S. Treasury bond yields and are subject to annual adjustments but cannot fall below 3.5%.

- **SERP formula.** Benefits under the RTN SERP provide a pension of 35% of the FAE after 10 years of service, increased starting at age 55 by 3% of the FAE for every additional year of service up to a maximum of 50% of the FAE. Amounts payable under this plan are offset by amounts payable under other Company pension plans, any prior employer plans and Social Security. Service continues to be accrued under the RTN SERP, but the FAE formula used to determine the benefit prior to any offsets was frozen on December 31, 2022.

Distribution Options. Distribution options vary depending upon the employee's legacy company and the benefits formula.

Plan	FAE Benefit Formula	Cash Balance Benefit Formula
RTX Consolidated Pension Plan (for legacy UTC participants)	• Lump-sum payment • Annuity payments	• Lump-sum payment • Annuity payments
UTC Pension Preservation Plan	• Lump-sum* payment • Annuity payments • Two- to 10-year annual installments	• Lump-sum payment • Annuity payments • Two- to 10-year annual installments
RTX Consolidated Pension Plan (for legacy RTN participants)	• Annuity payments	• Lump-sum payment • Annuity payments
RTN Parity Pension Plan	• Annuity payments	• Lump-sum payment • Five- or 10-year annual installments
RTN SERP	• Annuity payments	• Not applicable

* Uses a discount rate equal to the Barclay's Capital Municipal Bond Index averaged over five years. This nontaxable investment index is intended to yield an after-tax income stream on the net after-tax proceeds reinvested in tax-free bonds that are comparable to a more tax-efficient annuity distribution.

Retirement. The normal retirement age under both the FAE and the Cash Balance benefit formulas is 65. Early retirement benefits are available under the FAE formula beginning at age 55 with at least 10 years of service. Under the legacy RTN FAE formula of the RTX Consolidated Pension Plan and the RTN Parity Pension Plan, benefits are reduced for early retirement prior to age 60. There is no reduction for early retirement under the RTN SERP. Under the legacy UTC FAE formulas, benefits are reduced for early retirement prior to age 62. The value of the Cash Balance account is not impacted by an employee's age at retirement. As of December 31, 2023, Mr. Hayes, Mr. Timm and Mr. Kremer were eligible for early retirement under the FAE formula of the pension plans in which they each participate.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
G. Hayes[2]	RTX Consolidated Pension Plan	30	$1,516,706	–
	UTC Pension Preservation Plan	30	$14,650,943	–
	Total		**$16,167,649**	**–**
N. Mitchill, Jr.[3]	RTX Consolidated Pension Plan	0	$0	–
	UTC Pension Preservation Plan	0	$0	–
	Total		**$0**	**–**
C. Calio[2]	RTX Consolidated Pension Plan	15	$276,794	–
	UTC Pension Preservation Plan	15	$231,568	–
	Total		**$508,362**	**–**
S. Timm[4]	RTX Consolidated Pension Plan	10	$207,584	–
	Total		**$207,584**	**–**
W. Kremer[5]	RTX Consolidated Pension Plan	20	$1,132,876	–
	RTN Parity Pension Plan	20	$7,412,356	–
	RTN Supplemental Executive Retirement Plan	20	$3,336,789	–
	Total		**$11,882,021**	**–**

(1) The assumptions used to determine the present value of the accumulated pension benefit under the Company's pension plans are generally consistent with those described in Note 10: Employee Benefit Plans, to the Consolidated Financial Statements in RTX's 2023 Form 10-K. More specifically, discount rates ranging from 5.11% to 5.17% for the various pension plans, Pri-2012 mortality table with a plan specific adjustment and MP-2021 to project future improvements are used.

(2) The following additional assumptions are used to determine the present value of the accumulated pension benefit under the legacy UTC pension plans: (i) retirement at age 62 for FAE benefits (the earliest date a participant can retire without a reduction of benefits due to age) and at age 65 for Cash Balance benefits; (ii) projected lump-sum payments under the UTC Pension Preservation Plan are calculated using a lump-sum interest rate of 1.88% for Mr. Hayes (age 62 in 2022); and (iii) the amounts shown assume the following forms of payment: (a) 70% in a monthly annuity and 30% in a lump-sum payment for benefits accrued under the FAE formula of the RTX Consolidated Pension Plan; (b) a lump-sum payment for benefits accrued under the Cash Balance formula of the RTX Consolidated Pension Plan and the UTC Pension Preservation Plan; and (c) payments are based on participant's elections under the FAE formula of the UTC Pension Preservation Plan.

(3) Mr. Mitchill was hired after January 1, 2010, and therefore does not participate in the legacy UTC pension plans.

(4) The present value of the accumulated benefits shown for Mr. Timm is based on benefits earned under the legacy Rockwell Collins qualified defined benefit pension plan, which was closed in 2006 and has since merged into the RTX Consolidated Pension Plan. The number of years of credited service reflects the years of service he had when the plan was closed. Benefit calculations are based on age, years of service and average annual base salary and annual incentives. All of Mr. Timm's nonqualified pension benefits were previously distributed to him upon UTC's acquisition of Rockwell Collins in a lump-sum payment in accordance with the change-in-control provisions in that plan. The following additional assumptions are also used: (i) retirement at age 62, the earliest date Mr. Timm can retire without a reduction of benefits due to age; and (ii) 100% life annuity for benefits under the plan.

(5) The following additional assumptions are used to determine the present value of the accumulated pension benefit under the legacy RTN pension plans: (i) retirement at age 60, the earliest date Mr. Kremer can retire without a reduction of benefits due to age, discounted to his current age with interest and based upon his current level of compensation; (i) no assumed incidence of preretirement mortality, disability or termination; and (iii) the amounts assume the following forms of payment: (a) a single life annuity for benefits accrued under the FAE formula and the RTN Supplemental Executive Retirement Plan, and (b) a lump-sum payment for benefits accrued under the Cash Balance formula.

Nonqualified Deferred Compensation

Effective December 31, 2022, all legacy UTC and RTN nonqualified savings and deferred compensation plans (except the UTC PSU LTIP Deferral Plan, which has been renamed and is described below) were closed to new contributions. Eligibility to participate in these closed plans depends on the NEO's legacy company. Further, some of our NEOs have account balances in plans from companies previously acquired by our legacy companies; these plans have since been closed to new contributions. Details on these plans can be found in our previous proxy statements.

The table below provides a description of the plans that were active during 2023.

Plan Name	Description
RTX Corporation Compensation Deferral Plan ("RTX CDP")	Beginning January 1, 2023, eligible RTX employees participate in the RTX CDP, a nonqualified defined contribution plan that provides eligible employees an opportunity to defer up to 50% of base salary and/or 80% of annual incentive awards. Participants also continue to receive company matching and company retirement contributions once they can no longer receive these contributions into the qualified RTX Corporation Savings Plan due to Internal Revenue Code ("IRC") limits. However, participants who accrue benefits under a company-sponsored pension plan are not eligible for company retirement contributions into this plan. The RTX CDP also provides missed matching and company retirement contributions (if applicable) for employees whose compensation has not reached the annual IRC compensation limit but whose contributions to the qualified RTX Corporation Savings Plan are limited by the IRC's annual contributions limit. Participants are immediately vested in their own deferrals and vest in the Company contributions upon the earlier of two years of service or upon reaching age 65. Distributions of Company contributions begin upon a separation of service from the Company. Participants may elect to begin distributions of employee deferrals either upon a separation of service from the Company or upon a future date selected by the participant (which may be no earlier than five years from the date the election was made). RTX CDP balances are distributed in cash, in a lump-sum payment or in annual installments over periods ranging from two to 15 years per the participant's election.
RTX Corporation PSU Deferral Plan ("PSU Deferral Plan") (formerly the UTC LTIP PSU Deferral Plan)	The PSU Deferral Plan is an unfunded, nonqualified deferred compensation arrangement that enables executives to defer between 10% and 100% of their vested PSU awards that would otherwise be settled in unrestricted shares of RTX Common Stock. The deferred portion of the PSU award is converted into deferred stock units that accrue dividend equivalents. Participants may elect to receive distributions from the plan in a lump sum or in two to 15 annual installments, either upon separation of service from the Company or at a future date selected by the participant (which may be no earlier than five years from the year the PSUs are deferred). Distributions are made in whole shares of RTX Common Stock with any fractional units paid in cash.

Name	Plan[1]	Executive Contributions in Last FY ($)[2]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in Last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[5]
G. Hayes	RTX Compensation Deferral Plan	$314,700	$629,400	$192,640	$0	$1,136,740
	UTC Company Automatic Contribution Excess Plan	$0	$0	$151,891	$0	$1,458,412
	UTC Deferred Compensation Plan	$0	$0	-$99,244	$0	$587,937
	UTC Savings Restoration Plan	$0	$0	$731,769	$0	$7,312,398
	Sundstrand Corporation Deferred Compensation Plan	$0	$0	$32,793	-$15,934	$705,159
N. Mitchill, Jr.	RTX Compensation Deferral Plan	$118,125	$164,363	$39,415	$0	$321,902
	UTC Company Automatic Contribution Excess Plan	$0	$0	$13,509	$0	$363,426
	UTC Savings Restoration Plan	$0	$0	$32,006	$0	$795,202

Name	Plan[1]	Executive Contributions in Last FY ($)[2]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in Last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[5]
C. Calio	RTX Compensation Deferral Plan	$143,700	$248,873	$30,804	$0	$423,377
	UTC Company Automatic Contribution Excess Plan	$0	$0	$11,583	$0	$311,616
	UTC Savings Restoration Plan	$0	$0	$15,914	$0	$578,238
S. Timm	RTX Compensation Deferral Plan	$713,923	$155,015	$130,752	$0	$999,691
	UTC Company Automatic Contribution Excess Plan	$0	$0	$28,116	$0	$225,070
	UTC Deferred Compensation Plan	$0	$0	$136,422	$0	$1,022,984
	UTC Savings Restoration Plan	$0	$0	$9,324	$0	$164,892
	Rockwell Collins Non-Qualified Savings Plan	$0	$0	$3,961	$0	$47,759
W. Kremer	RTX Compensation Deferral Plan	$172,478	$53,147	$19,543	$0	$245,167
	RTN Deferred Compensation Plan	$0	$0	$47,500	$0	$1,736,024
	RTN Excess Savings Plan	$0	$0	$247	$0	$2,770

(1) Our NEOs maintain account balances in the following plans from our legacy companies (and companies acquired by our legacy companies) that have since been closed to new contributions: (i) UTC Company Automatic Contribution Excess Plan, closed on December 31, 2022; (ii) UTC Deferred Compensation Plan, closed on December 31, 2022; (iii) UTC Savings Restoration Plan, closed on December 31, 2022; (iv) Sundstrand Corporation Deferred Compensation Plan, closed in 1999; (v) Rockwell Collins Non-Qualified Savings Plan, closed on December 31, 2018; (vi) RTN Deferred Compensation Plan, closed on December 31, 2022; and (vii) RTN Excess Savings Plan, closed on March 15, 2008. Details on these plans can be found in our previous proxy statements.

(2) Amounts shown are included in the Salary and Bonus columns of the Summary Compensation Table on page 68.

(3) Amounts shown are included in the All Other Compensation column of the Summary Compensation Table on page 68.

(4) Amounts shown reflect hypothetical investment returns (less fees, if applicable) to accounts based on fixed income, bond and equity indices selected by the participant. Participants also may elect RTX stock units with dividend reinvestments (except for the CACEP and the Sundstrand Corporation Deferred Compensation Plan). These returns do not constitute above-market earnings, except for $13,194 credited to Mr. Hayes under the closed Sundstrand Corporation Deferred Compensation Plan, which is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table on page 68.

(5) The sum of contributions (by both the executive and RTX) and credited earnings on those deferrals, less withdrawals. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: $5,449,172 (Mr. Hayes); $651,085 (Mr. Mitchill); $442,105 (Mr. Calio); $1,288,992 (Mr. Timm); and $194,551 (Mr. Kremer).

Potential Payments upon Termination or Change-in-Control

Details of our Executive Leadership Group ("ELG") program, and descriptions of the change-in-control benefit provided under the legacy UTC Senior Executive Severance Plan and the RTX Corporation 2018 Long-Term Incentive Plan ("RTX LTIP"), are provided on pages 64-65.

GREGORY J. HAYES

The table below shows the estimated value of payments and benefits that Mr. Hayes would have been entitled to receive had his employment terminated on December 31, 2023, under various hypothetical circumstances.

	Involuntary Separation (for Cause)[1]	Involuntary Separation (without Cause)[2]	Voluntary Separation[3]	Separation following a Change-in-Control[4]
Cash Payment[5]	$0	$4,187,500	$4,187,500	$9,599,146
Pension[6]	$0	$0	$0	$0
Health & Welfare Continuation[7]	$0	$34,921	$0	$34,921
Accrued Paid Time Off	$0	$0	$0	$0
Option Awards[8]	$0	$2,119,135	$2,119,135	$2,119,135
Stock Awards[8]	$0	$26,102,466	$26,102,466	$34,633,421
Total	**$0**	**$32,444,022**	**$32,409,101**	**$46,386,623**

(1) Outstanding LTI awards would forfeit, and no severance would be payable upon an involuntary separation for cause.

(2) As of December 31, 2023, Mr. Hayes had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of an involuntary separation (without cause), his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. Annual LTI awards outstanding for less than one year would be forfeited.

(3) As of December 31, 2023, Mr. Hayes had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of a voluntary separation from the Company, his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. Annual LTI awards outstanding for less than one year would be forfeited.

(4) In the event of a qualifying termination within two years of an RTX change-in-control, Mr. Hayes would receive severance under the legacy UTC Senior Executive Severance Plan (as described on page 64) and all outstanding awards would vest in accordance with the RTX LTIP, including PSUs, which would vest at the greater of actual or target performance. The severance benefit provided under the legacy UTC Senior Executive Severance Plan is equal to 2.99 times the sum of base salary and target annual incentive award, and is reduced by 1/36th for each month that termination occurs after age 62 and, accordingly, is completely phased out at age 65.

(5) Mr. Hayes remains eligible for benefits under an earlier version of the ELG program. Under the terms of Mr. Hayes' ELG agreement, he is eligible to receive a cash payment equal to 2.5 times base salary upon a qualifying separation (as defined under his ELG agreement and detailed on page 64). As of December 31, 2023, Mr. Hayes met the definition of qualifying separation under his ELG agreement, and would therefore receive this benefit in the case of an involuntary (without cause) or voluntary separation from the Company.

(6) An estimated lump-sum present value of the qualified and nonqualified pension benefits payable to Mr. Hayes upon separation from the Company can be found in the Pension Benefits table on page 75.

(7) Upon an involuntary separation (not for cause), or a qualifying separation following a change-in-control, the Company provides one year of continuation of health and welfare benefits. Amounts shown reflect the estimated cost of one year of health and welfare benefit continuation based on elections as of December 31, 2023.

(8) Reflects the value of unvested LTI awards that would vest (or remain eligible to vest) following a separation from the Company, calculated using the closing stock price of RTX on the last trading day of 2023 ($84.14). Where included, the 2023 and 2022 PSUs assume target-level performance based on estimated performance as of December 31, 2023, and actual performance is assumed for the 2021 PSUs.

NEIL G. MITCHILL, JR.

The table below shows the estimated value of payments and benefits that Mr. Mitchill would have been entitled to receive had his employment terminated on December 31, 2023, under various hypothetical circumstances.

	Involuntary Separation (for Cause)[1]	Involuntary Separation (without Cause)[2]	Voluntary Separation[3]	Separation following a Change-in-Control[4]
Cash Payment	$0	$0	$0	$0
Pension[5]	$0	$0	$0	$0
Health & Welfare Continuation[6]	$0	$33,522	$0	$33,522
Accrued Paid Time Off	$0	$0	$0	$0
Option Awards[7]	$0	$262,714	$0	$273,251
Stock Awards[7]	$0	$4,600,840	$0	$9,536,331
Total	$0	$4,897,076	$0	$9,843,104

(1) Outstanding LTI awards would forfeit upon an involuntary separation for cause.

(2) As of December 31, 2023, Mr. Mitchill had not attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of an involuntary separation (without cause), his annual LTI awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest on a pro-rata basis; and (ii) a pro-rata portion of PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals and his execution of a release of claims in favor of the Company. An involuntary (not for cause) separation would constitute a qualifying separation under the terms of the ELG RSUs and as a result those RSUs would vest. Annual LTI awards outstanding for less than one year, and the pro-rata portion of annual LTI awards (held for more than one year) that do not vest or remain eligible to vest, would forfeit.

(3) As of December 31, 2023, Mr. Mitchill had not attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of a voluntary separation from the Company, all unvested awards would forfeit, unless the terms of Mr. Mitchill's separation were determined to be "mutually agreeable" following three years of service within the ELG. In this case, the Company may elect to vest his ELG RSU award.

(4) In the event of a qualifying termination within two years of an RTX change-in-control, all outstanding awards would vest in accordance with the RTX LTIP, including PSUs, which would vest at the greater of actual or target performance.

(5) Mr. Mitchill does not participate in the Company's pension plans.

(6) Upon an involuntary separation (not for cause), or a qualifying separation following a change-in-control, the Company provides one year of continuation of health and welfare benefits. Amounts shown reflect the estimated cost of one year of health and welfare benefit continuation based on elections as of December 31, 2023.

(7) Reflects the value of unvested LTI awards that would vest (or remain eligible to vest) following a separation from the Company, calculated using the closing stock price of RTX on the last trading day of 2023 ($84.14). Where included, the 2023 and 2022 PSUs assume target-level performance based on estimated performance as of December 31, 2023, and actual performance is assumed for the 2021 PSUs.

CHRISTOPHER T. CALIO

The table below shows the estimated value of payments and benefits that Mr. Calio would have been entitled to receive had his employment terminated on December 31, 2023, under various hypothetical circumstances.

	Involuntary Separation (for Cause)[1]	Involuntary Separation (without Cause)[2]	Voluntary Separation[3]	Separation following a Change-in-Control[4]
Cash Payment	$0	$0	$0	$0
Pension[5]	$0	$0	$0	$0
Health & Welfare Continuation[6]	$0	$33,683	$0	$33,683
Accrued Paid Time Off	$0	$0	$0	$0
Option Awards[7]	$0	$511,435	$511,435	$511,435
Stock Awards[7]	$0	$9,597,774	$8,081,487	$14,767,756
Total	**$0**	**$10,142,892**	**$8,592,922**	**$15,312,874**

(1) Outstanding LTI awards would forfeit upon an involuntary separation for cause.

(2) As of December 31, 2023, Mr. Calio had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of an involuntary separation (without cause), his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. An involuntary (not for cause) separation would constitute a qualifying separation under the terms of the ELG RSUs and as a result those RSUs would vest. Annual LTI awards outstanding for less than one year would forfeit.

(3) As of December 31, 2023, Mr. Calio had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of a voluntary separation, his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. Annual LTI awards outstanding for less than one year and his ELG RSU award, which does not carry beneficial retirement treatment, would forfeit in the case of a voluntary separation from the Company, unless the terms of Mr. Calio's separation were determined to be "mutually agreeable" following three years of service within the ELG. In this case, the Company may elect to vest his ELG RSU award.

(4) In the event of a qualifying termination within two years of an RTX change-in-control, all outstanding awards would vest in accordance with the RTX LTIP, including PSUs, which would vest at the greater of actual or target performance.

(5) An estimated lump-sum present value of the qualified and nonqualified pension benefits payable to Mr. Calio upon a separation from the Company can be found in the Pension Benefits table on page 75.

(6) Upon an involuntary separation (not for cause), or a qualifying separation following a change-in-control, the Company provides one year of continuation of health and welfare benefits. Amounts shown reflect the estimated cost of one year of health and welfare benefit continuation based on elections as of December 31, 2023.

(7) Reflects the value of unvested LTI awards that would vest (or remain eligible to vest) following a separation from the Company, calculated using the closing stock price of RTX on the last trading day of 2023 ($84.14). Where included, the 2023 and 2022 PSUs assume target-level performance based on estimated performance as of December 31, 2023, and actual performance is assumed for the 2021 PSUs.

STEPHEN J. TIMM

The table below shows the estimated value of payments and benefits that Mr. Timm would have been entitled to receive had his employment terminated on December 31, 2023, under various hypothetical circumstances.

	Involuntary Separation (for Cause)[1]	Involuntary Separation (without Cause)[2]	Voluntary Separation[3]	Separation following a Change-in-Control[4]
Cash Payment	$0	$0	$0	$0
Pension[5]	$0	$0	$0	$0
Health & Welfare Continuation[6]	$0	$24,569	$0	$24,569
Accrued Paid Time Off	$0	$0	$0	$0
Option Awards[7]	$0	$511,435	$511,435	$511,435
Stock Awards[7]	$0	$8,027,049	$7,008,450	$10,095,210
Total	**$0**	**$8,563,053**	**$7,519,885**	**$10,631,214**

(1) Outstanding LTI awards would forfeit upon an involuntary separation for cause.

(2) As of December 31, 2023, Mr. Timm had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of an involuntary separation (without cause), his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. An involuntary (not for cause) separation would constitute a qualifying separation under the terms of the ELG RSUs and as a result those RSUs would vest. Annual LTI awards outstanding for less than one year would forfeit.

(3) As of December 31, 2023, Mr. Timm had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of a voluntary separation, his annual LTI awards would have received the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. Annual LTI awards outstanding for less than one year and his ELG RSU award, which does not carry beneficial retirement treatment, would forfeit in the case of a voluntary separation from the Company, unless the terms of Mr. Timm's separation were determined to be "mutually agreeable" following three years of service within the ELG. In this case, the Company may elect to vest his ELG RSU award.

(4) In the event of a qualifying termination within two years of an RTX change-in-control, all outstanding awards would vest in accordance with the RTX LTIP, including PSUs, which would vest at the greater of actual or target performance.

(5) An estimated lump-sum present value of the qualified pension benefits payable to Mr. Timm upon separation from the Company can be found in the Pension Benefits table on page 75. All of Mr. Timm's nonqualified pension benefits were previously distributed to him upon UTC's 2018 acquisition of Rockwell Collins in a lump-sum payment in accordance with the change-in-control provisions in that plan.

(6) Upon an involuntary separation (not for cause), or a qualifying separation following a change-in-control, the Company provides one year of continuation of health and welfare benefits. Amounts shown reflect the estimated cost of one year of health and welfare benefit continuation based on elections as of December 31, 2023.

(7) Reflects the value of unvested LTI awards that would vest (or remain eligible to vest) following a separation from the Company, calculated using the closing stock price of RTX on the last trading day of 2023 ($84.14). Where included, the 2023 and 2022 PSUs assume target-level performance based on estimated performance as of December 31, 2023, and actual performance is assumed for the 2021 PSUs.

WESLEY D. KREMER

The table below shows the estimated value of payments and benefits that Mr. Kremer would have been entitled to receive had his employment terminated on December 31, 2023, under various hypothetical circumstances. Mr. Kremer will separate from the Company in March 2024.

	Involuntary Separation (for Cause)[1]	Involuntary Separation (without Cause)[2]	Voluntary Separation[3]	Separation following a Change-in-Control[4]
Cash Payment	$0	$0	$0	$0
Pension[5]	$0	$0	$0	$0
Health & Welfare Continuation[6]	$0	$21,732	$0	$21,732
Accrued Paid Time Off[7]	$52,212	$52,212	$52,212	$52,212
Option Awards[8]	$0	$511,435	$511,435	$511,435
Stock Awards[8]	$0	$9,488,644	$7,009,375	$11,768,923
Total	**$52,212**	**$10,074,023**	**$7,573,022**	**$12,354,302**

(1) Outstanding LTI awards would forfeit upon an involuntary separation for cause.

(2) As of December 31, 2023, Mr. Kremer had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of an involuntary separation (without cause), his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. An involuntary (not for cause) separation would constitute a qualifying separation under the terms of the ELG RSUs and as a result, those RSUs would vest. Annual LTI awards outstanding for less than one year, and unvested RSAs (granted prior to the Merger under the Raytheon Company Stock Plan), would forfeit.

(3) As of December 31, 2023, Mr. Kremer had attained retirement eligibility status under the terms of the RTX LTIP. As a result, in the event of a voluntary separation, his annual LTI awards would receive the beneficial treatment reserved for retirement-eligible employees. These awards, if outstanding for more than one year, would be treated as follows: (i) SARs and RSUs would vest; and (ii) PSUs would remain eligible to vest on the original vesting date, subject to the achievement of Company performance goals. Annual LTI awards outstanding for less than one year and his ELG RSU award, which does not carry beneficial retirement treatment, would forfeit in the case of a voluntary separation from the Company, unless the terms of Mr. Kremer's separation were determined to be "mutually agreeable" following three years of service within the ELG. In this case, the Company may elect to vest his ELG RSU award. RSAs (granted prior to the Merger under the Raytheon Company Stock Plan) would forfeit.

(4) In the event of a qualifying termination within two years of an RTX change-in-control, all outstanding LTI awards granted after the Merger would vest in accordance with the RTX LTIP, including PSUs, which would vest at the greater of actual or target performance. RSAs granted prior to the Merger under the Raytheon Company Stock Plan would also vest upon a qualifying termination within two years of an RTX change-in-control event.

(5) An estimated lump-sum present value of the qualified and nonqualified pension benefits payable to Mr. Kremer upon separation from the Company can be found in the Pension Benefits table on page 75.

(6) Upon an involuntary separation (not for cause), or a qualifying separation following a change-in-control, the Company provides one year of continuation of health and welfare benefits. Amounts shown reflect the estimated cost of one year of health and welfare benefit continuation based on elections as of December 31, 2023.

(7) Reflects the value of accrued (and unused) paid time off that would be paid to Mr. Kremer upon his separation from the Company.

(8) Reflects the value of unvested LTI awards that would vest (or remain eligible to vest) following a separation from the Company, calculated using the closing stock price of RTX on the last trading day of 2023 ($84.14). Where included, the 2023 and 2022 PSUs assume target-level performance based on estimated performance as of December 31, 2023, and actual performance is assumed for the 2021 PSUs.

CEO Pay Ratio

Background

The following section discloses the ratio of our median employee's total annual compensation to the total annual compensation of the CEO. Below we explain the methodology that we used, in accordance with SEC rules, to identify the median employee and to calculate the 2023 ratio.

Identifying the Median Employee

The Company used the following parameters to identify the employee whose pay was at the median of all RTX employees globally.

COMPENSATION MEASURE

The compensation measure we used to identify the median employee was gross cash compensation paid to employees from October 1, 2022 to September 30, 2023. Gross cash compensation varies by country and is based on local pay practices, but generally includes:

- Base salary (including any local allowances)
- Incentive pay (including cash bonuses, sales incentives and other variable pay programs)
- Any other cash awards or payments[1]

Annualized pay. Pay was annualized for employees who worked a partial year between October 1, 2022 and September 30, 2023. Partial-year employees may include midyear hires, employees on paid or unpaid leave, and employees on active military duty.

Foreign exchange rates. Foreign currencies were converted into U.S. dollars as of October 1, 2023, based on the average daily spot rates during September 2023.

EMPLOYEES INCLUDED AND EXCLUDED

For the purposes of identifying the median employee, we included all active RTX employees (excluding the CEO) on October 1, 2023, located in 10 countries in which RTX has operations. RTX's employee population in these 10 countries represents approximately 95% (or 175,702) of our 184,745 active employees on that date. As of October 1, 2023, our global population consisted of 128,947 U.S. employees and 55,798 non-U.S. employees.

We excluded 9,043 employees from 41 countries under the SEC's de minimis exemption.[2] No employees of recently acquired entities were excluded from the calculation in 2023.

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(1) In some countries, due to differences in payroll systems and local laws and regulations, gains realized on the vesting and/or exercise of LTI awards, as well as Company contributions to government-sponsored benefit plans, may be included.

(2) The countries and approximate number of RTX employees excluded from the calculation are as follows: Algeria (2), Australia (1,724), Belgium (12), Brazil (120), Cayman Islands (1), Chile (21), China (including Hong Kong) (2,135), Colombia (21), Costa Rica (2), Denmark (2), Dominican Republic (2), Egypt (12), El Salvador (2), Greece (6), Indonesia (435), Ireland (209), Israel (1,177), Italy (722), Japan (162), Kenya (9), Korea (40), Luxembourg (1), Malaysia (133), Morocco (152), Netherlands (282), New Zealand (417), Norway (3), Oman (4), Panama (12), Qatar (27), Saudi Arabia (164), South Africa (5), Spain (27), Sweden (4), Switzerland (31), Taiwan (77), Tanzania (13), Thailand (5), Turkey (617), United Arab Emirates (243), and Vietnam (10).

Calculating the Ratio

METHODOLOGY

Once we identified the median employee using gross cash compensation as our compensation measure, we then calculated 2023 total compensation for our CEO and for the median employee for the full calendar year, using the same methodology outlined by the SEC for reporting in the Summary Compensation Table (see page 68). Under this methodology, compensation includes employee fringe benefits, such as Company contributions to healthcare and retirement plans.

RESULTS

The 2023 total annual compensation value for Mr. Hayes was $21,929,459 and for RTX's global median employee was $117,236, resulting in a ratio of 187:1.

With approximately 30% of our employees located outside the United States, RTX has operations around the world. We believe paying competitive wages targeted at the median of local labor markets within our industry is essential to ensuring a productive, engaged workforce and a sustainable business. Consequently, a global ratio may not be particularly informative without any context for foreign labor markets and the diverse roles of RTX's employees around the world.

Comparing RTX's Ratio to Other Companies

A number of factors unrelated to compensation significantly impact this calculation and are particularly important when comparing RTX's ratio to ratios at other companies. These factors include industry-specific pay differentials, company and organizational structure (e.g., outsourcing versus insourcing), and the geographic location of employee populations.

Pay versus Performance

Background

The following section provides information regarding executive pay and performance in accordance with the SEC's pay versus performance ("PvP") disclosure rules. These rules require disclosure of compensation paid to our NEOs using a measure called "Compensation Actually Paid" ("CAP"), as well as disclosure of certain aspects of Company performance.

This section does not reflect how the Human Capital & Compensation Committee (the "Committee") makes executive compensation decisions. Also, this section generally utilizes different metrics from those used in our compensation plans, as described below. Refer to page 4 additional details on how we align pay with performance, and page 45 for the Guiding Principles that underpin how the Committee approaches executive compensation program design.

Our Most Important Metrics Used for Linking Pay and Performance

The most important metrics the Committee used to link pay to performance for 2023 are listed below. Performance relative to these metrics determines our annual incentive pool funding and PSU vesting payouts.

Annual Incentive Plan	• **Earnings** measure the immediate impact of operating decisions on the Company's annual performance. For our Corporate executives, we use net income as our RTX-wide earnings metric, and for our business units, we use operating income.
	• **Free Cash Flow** measures our ability to generate cash to fund our operations and key business investments—whether that means funding critical research and development, strategic acquisitions, paying down debt or distributing earnings to our shareowners.
Performance Share Units	• **Adjusted Earnings Per Share** measures the Company's ability to create long-term, sustainable earnings that will ultimately drive total shareowner return.
	• **Return on Invested Capital** measures the efficiency with which we allocate capital resources, considering not just the quantity of earnings, but also the quality of earnings and investments that drive sustainable growth.
	• **Total Shareowner Return vs. our Core A&D peers and the companies in the S&P 500 Index** measures our ability to return value to our shareowners compared to our core aerospace and defense competitors and a broad index investment opportunity.

INDIVIDUAL PERFORMANCE CONSIDERATIONS

Each NEO's total direct compensation (see page 57 for a definition) is also based on rigorous individual performance assessments by the Committee, as well as an assessment of relevant individual and job-specific factors, typically including job scope and responsibilities, tenure, experience, external market positioning, sustained performance and retention risk. See pages 56-61 for additional details on the individual performance considerations that the Committee used to determine 2023 total direct compensation.

Pay versus Performance Table—Compensation Definitions

The chart below outlines the differences between the values reported in the Summary Compensation Table ("SCT") and the SEC-mandated CAP calculation:

Summary Compensation Table	**Basic Concept**	• Includes a mix of both compensation earned during the year (i.e., base salary and annual incentives) and estimated future pay opportunities (i.e., LTI and pension benefits). • Uses accounting conventions to estimate the fair value of LTI awards on the grant date. This value can significantly differ from the value ultimately realized by the NEO. • Includes aggregate change in the actuarial present value of pension benefits, which is impacted by various economic actuarial assumptions that do not necessarily represent the additional benefit earned by the NEO during the year.
	How it is calculated	• **Base salary** paid during the year • **Annual incentives** earned for the applicable year's performance • **Grant date accounting fair value of LTI** awards granted during the year, which reflects the Committee's evaluation of the prior year's performance • **Change in the actuarial present value of pension benefits**, plus above market earnings on nonqualified **deferred compensation** • **All other compensation**
Compensation Actually Paid	**Basic Concept**	• Like the SCT, includes a mix of both compensation earned during the year (i.e., base salary and annual incentives), and estimated future pay opportunities (i.e., LTI and pension benefits). • Uses the same accounting conventions as the SCT to estimate the value of LTI. However, the CAP LTI values represent a year-over-year change in the accounting values of unvested LTI awards, LTI awards that vested or forfeited during the year, as well as the year-end valuation for LTI awards granted during the year. For SARs, this accounting value at vest does not represent the actual value realized by the NEO, which will ultimately be realized when the NEO exercises vested SARs. • Includes the pension benefit service cost for the year, which seeks to neutralize the effect of certain economic actuarial assumptions and more closely estimates the amount actually earned by the NEO in respect to the relevant year.
	How it is calculated	• **Base salary** paid during the year • **Annual incentives** earned for the applicable year's performance • **Change in accounting fair value of LTI awards** that are unvested as of year-end and that vested or forfeited during the year (vs. prior year-end values), fair value at year-end of awards granted during the year, plus any cash dividends paid on these awards during the year • Current year **service cost of pension benefits** and any **prior year service cost** of pension benefits (if a plan amendment occurred during the year), plus above market earnings of nonqualified **deferred compensation** • **All other compensation**

Pay versus Performance Table

The required SEC tabular disclosure for the Company's Principal Executive Officer ("PEO") and average NEO (excluding the PEO) is set forth below:

Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2][4][5] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[3][4][5] (e)	Value of Initial Fixed $100 Investment Based on:		Net Income (GAAP)[7] (h)	Adjusted Earnings Per Share[8] (i)
					Total Shareowner Return[6] (f)	Peer Group Total Shareowner Return[6] (g)		
2023	$21,929,459	-$3,811,432	$8,225,337	$267,298	$103.08	$116.38	$3,195	$5.06
2022	$22,609,036	$45,201,677	$7,597,628	$12,510,354	$120.47	$109.00	$5,216	$4.78
2021	$23,316,063	$39,680,968	$9,666,013	$11,257,846	$100.38	$92.87	$3,897	$4.27
2020	$20,970,890	$5,272,381	$6,600,910	$2,373,738	$81.44	$82.03	($3,109)	$2.73

(1) The PEO in all four reporting years is Gregory J. Hayes. The NEOs in the 2023 and 2022 reporting years are: Neil G. Mitchill, Jr., Christopher T. Calio, Stephen J. Timm and Wesley D. Kremer. The NEOs in the 2021 reporting year are: Neil G. Mitchill, Jr., Christopher T. Calio, Stephen J. Timm, Michael R. Dumais, Anthony F. O'Brien III and Thomas A. Kennedy. The NEOs in the 2020 reporting year are: Neil G. Mitchill, Jr., Stephen J. Timm, Michael R. Dumais, Charles D. Gill, Jr., Robert K. Ortberg and Anthony F. O'Brien III.

(2) The following amounts were deducted from and added to the Summary Compensation Table (SCT) to arrive at the Compensation Actually Paid (CAP) for each of the applicable years for the PEO, as shown in column (c):

	2023	2022	2021	2020
Summary Compensation Table	$21,929,459	$22,609,036	$23,316,063	$20,970,890
Stock Awards	$9,772,488	$9,352,104	$11,740,098	$7,417,686
Option Awards	$6,586,686	$6,425,871	$2,815,812	$7,178,289
Change in Present Value of Pension Benefits	$0	$0	$1,513,140	$1,563,318
Total Deductions from SCT	$16,359,174	$15,777,975	$16,069,050	$16,159,293
Fair Value of Awards Granted During Year and Unvested as of Year-End	$9,249,682	$18,142,022	$23,685,247	$10,808,662
Fair Value of Awards Granted and Vested During the Year	$0	$0	$0	$0
Change in Fair Value of Prior Year Awards Unvested as of Year-End	-$17,590,182	$15,968,806	$8,869,318	-$10,886,768
Change in Fair Value of Prior Year Awards that Vested During Year	-$1,041,217	$4,259,788	-$120,609	$538,890
Change in Fair Value of Prior Year Awards that Forfeited During Year	$0	$0	$0	$0
Dividends/Other Earnings Paid on Unvested Awards During Year	$0	$0	$0	$0
Service Cost of Pension Benefits	$0	$0	$0	$0
Prior Service Cost of Pension Benefits	$0	$0	$0	$0
Total Additions to CAP	-$9,381,717	$38,370,616	$32,433,955	$460,784
Compensation Actually Paid	**-$3,811,432**	**$45,201,677**	**$39,680,968**	**$5,272,381**

(3) The following amounts were deducted from and added to the SCT to arrive at the CAP for each of the applicable years for the non-PEO NEOs, as shown in column (e):

	2023	2022	2021	2020
Summary Compensation Table	$8,225,337	$7,597,628	$9,666,013	$6,600,910
Stock Awards	$3,294,564	$3,219,892	$4,389,543	$1,700,332
Option Awards	$2,221,250	$2,212,775	$1,093,639	$1,161,641
Change in Present Value of Pension Benefits	$462,721	$0	$1,461,448	$1,033,681
Total Deductions from SCT	$5,978,534	$5,432,667	$6,944,629	$3,895,654
Fair Value of Awards Granted During Year and Unvested as of Year-End	$3,118,865	$6,246,737	$6,453,006	$2,565,703
Fair Value of Awards Granted and Vested During the Year	$0	$0	$0	$0
Change in Fair Value of Prior Year Awards Unvested as of Year-End	-$5,105,124	$3,459,419	$1,880,243	-$1,528,238
Change in Fair Value of Prior Year Awards that Vested During Year	-$150,609	$440,110	$104,110	-$918,897
Change in Fair Value of Prior Year Awards that Forfeited During Year	$0	$0	-$326,443	$0
Dividends/Other Earnings Paid on Unvested Awards During Year	$26,113	$30,377	$99,047	$11,581
Service Cost of Pension Benefits	$131,250	$168,750	$326,500	$38,667
Prior Service Cost of Pension Benefits	$0	$0	$0	-$500,333
Total Additions to CAP	-$1,979,504	$10,345,393	$8,536,463	-$331,518
Compensation Actually Paid	**$267,298**	**$12,510,354**	**$11,257,846**	**$2,373,738**

(4) The fair value of SARs reported for CAP purposes in columns (c) and (e) is estimated using a binomial lattice model for the purposes of disclosure in accordance with the SEC's PvP rules. The following table shows the assumptions used to determine the fair value for SARs granted during 2017–2023 at various dates, as required to calculate CAP. Lattice-based option models incorporate ranges of assumptions for inputs; those ranges are as follows:

Grant Year	2023	2022	2021	2020	2019	2018	2017
Volatility	30.19%	28.51%–31.96%	26.85%–33.77%	27.99%–33.92%	18.78%–31.85%	20.14%–33.33%	19.65%–19.91%
Expected life (in years)	6.31	5.21–5.64	3.81–5.79	3.60–6.47	3.51–6.15	3.75–4.65	3.52–3.65
Expected dividend yield	2.8%	2.18%–2.80%	2.18%–2.80%	2.17%–2.66%	1.91%–2.83%	1.99%–2.83%	1.92%–1.96%
Risk-free rate	3.83%	3.81%–3.94%	1.31%–3.99%	0.57%–4.16%	0.32%–2.84%	0.24%–1.67%	1.55%–1.64%

(5) The fair value of PSUs reported for CAP purposes in columns (c) and (e) assumes actual performance results (if known) or estimated performance results as of the end of each reporting year for internal metrics (i.e., EPS and ROIC), and the Monte Carlo value of target-level performance for the market metrics (i.e., TSR vs. companies in the S&P 500 Index and TSR vs. Core Aerospace & Defense peers), in accordance with FASB ACS 718. PSUs will ultimately vest based on measured performance through the end of the three-year performance period for all metrics.

(6) Reflects total shareowner return indexed to $100 per share for RTX and the S&P 500 Aerospace & Defense Industry Index, which is the industry line peer group reported in our 2023 Form 10-K. See page 87 for the TSR measurement periods used for each reporting year.

(7) Values shown are in millions. 2020 GAAP net income includes $438 million for Q1 for UTC pre-Merger (excluding net income generated by Carrier and Otis, which were spun off from UTC on April 3, 2020), and RTX's post-Merger value of -$3,547 million for Q2–Q4.

(8) Adjusted Diluted Earnings Per Share ("Adjusted EPS") is defined in Appendix A on pages 120-121. Values shown reflect the Adjusted EPS value for the applicable reporting year. 2020 Adjusted EPS includes $1.38 per share for Q1 for UTC pre-Merger (excluding earnings generated by Carrier and Otis, which were spun off from UTC on April 3, 2020), and RTX's post-Merger value of $1.69 for Q2–Q4.

Relationship between CAP and TSR

The charts below reflect the relationship between the CEO and Average NEO CAP (per the SEC's definition), RTX's TSR and the SEC-mandated TSR Peer Group—the S&P 500 Aerospace & Defense Industry Index.

CEO CAP vs. TSR



AVERAGE NEO CAP vs. TSR



HOW TSR USED FOR THE PVP TABLE DIFFERS FROM HOW WE USE TSR IN OUR PSUS

The SEC's PvP disclosure rules require a comparison of CAP to RTX's TSR and Peer Group TSR over differing time periods. For this purpose, the relevant peer group is the S&P Aerospace & Defense Industry Index. This mandated comparison, and the performance measurement periods used, differ from how our incentive plans are designed in the following ways:

- For our PSUs, we compare our TSR to both the companies within the S&P 500 Index and our Core A&D Peers (together "PSU Peer Groups")—each weighted at 15%. For the SEC's PvP disclosure, we compare our TSR only to the S&P 500 Aerospace & Defense Industry Index.

- For our PSUs, we calculate TSR for both RTX and the companies within our PSU Peer Groups using a November/ December trailing average closing stock price for both the beginning and ending of the performance period. However, the PvP disclosures require the use of a point-to-point calculation.

- For our PSUs, we measure performance using a three-year performance period, while the SEC rules require TSR to be calculated based on the following performance periods:

Reporting Year[1]	Beginning	End	Number of Years
2023	1/2/2020	12/31/2023	4 years
2022	1/2/2020	12/31/2022	3 years
2021	1/2/2020	12/31/2021	2 years
2020	1/2/2020	12/31/2020	1 year

(1) Per the SEC's PvP transition rules, RTX will disclose 5-year TSR in our 2025 proxy statement.

Relationship between CAP and Net Income (GAAP)

The charts below reflect the relationship between the CEO and Average NEO CAP, RTX's GAAP net income (as required by the SEC), and a supplemental net income metric (adjusted net income) that we use for our annual incentive plan. Both GAAP and adjusted net income reflect a one-year performance measurement period.

We do not use net income as a metric in our long-term incentive plan. Since long-term incentives comprise the largest portion of our NEOs' pay, and CAP values include four years of LTI awards and only one year of annual incentives in each reporting year, the relationship between CAP and net income is less evident.

CEO CAP vs. NET INCOME



AVERAGE NEO CAP vs. NET INCOME



(2) Adjusted net income is a financial metric used solely for AIP purposes and is defined in Appendix B on page 122. This metric may differ from other non-GAAP metrics used and described in Appendix A. For 2020, GAAP net income includes $438 million for Q1 for UTC pre-Merger (excluding net income generated by Carrier and Otis, which were spun-off from UTC on April 3, 2020), and RTX's post-Merger value of -$3,547 million for Q2-Q4. For 2020, adjusted net income includes $1,645 million for Q1 for UTC pre-Merger (including net income generated by Carrier and Otis, which were spun-off from UTC on April 3, 2020), and RTX's post-Merger value of $2,467 million for Q2-Q4.

HOW NET INCOME USED FOR THE PVP TABLE DIFFERS FROM HOW WE USE NET INCOME IN OUR ANNUAL INCENTIVE PLAN

The SEC's PvP disclosure rules require disclosure of the relationship between CAP and RTX's net income (GAAP) for each reporting year. This use of GAAP net income differs from the adjusted net income measure we use for annual incentive purposes, which more closely aligns with the non-GAAP financial expectations and results we communicate to shareowners.

For our annual incentive plan, GAAP net income is adjusted for changes in tax laws and accounting rules, restructuring, the impact of acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items. See Appendix B on page 122 for the full definition. Our use of this adjusted net income definition aligns with the Committee's belief that annual incentives should not be positively or negatively impacted by short-term decisions made in the best interests of RTX's long-term business strategies. Adjusted net income encourages decision-making that considers long-term value creation but does not conflict with our short-term incentive metrics.

Relationship between CAP and the Company-Selected Measure (Adjusted EPS)

The charts below reflect the relationship between the CEO CAP and Average NEO CAP and RTX's adjusted EPS for the applicable reporting year. This metric is used to determine vesting of our PSUs. We consider adjusted EPS to be the most important financial measure used to link pay to performance in 2023 because LTI is the largest component of NEO compensation, PSUs make up 60% of LTI and adjusted EPS performance determines 35% of the total PSU vesting. Further, because we use adjusted EPS when we communicate our earnings expectations to our investors, we believe it is substantially correlated with our stock price performance, and thus to CAP.

CEO CAP vs. ADJUSTED EPS



AVERAGE NEO CAP vs. ADJUSTED EPS



* Values shown reflect the Adjusted EPS value for the applicable reporting year. See Appendix A on pages 120-121 for details. 2020 Adjusted EPS includes UTC pre-Merger (excluding earnings generated by Carrier and Otis, which were spun-off from UTC on April 3, 2020) for Q1, and RTX post-Merger for Q2–Q4.

Audit Committee Report

The Audit Committee assists the Board of Directors in its oversight responsibilities relating to: the integrity of RTX's financial statements; the independence, qualifications and performance of RTX's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, Code of Conduct and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the Company's website. The Committee is composed entirely of independent directors who meet the independence and financial literacy requirements of the NYSE and the SEC.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal control over financial reporting. PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditor, is responsible for auditing the financial statements prepared by management and expressing an opinion on both the conformity of the Company's audited financial statements with U.S. generally accepted accounting principles and the effectiveness of our internal control over financial reporting. PwC is also responsible for discussing any issues they believe should be raised to us.

In performing its oversight responsibilities, the Committee reviewed and discussed, with management and PwC, RTX's consolidated financial statements as of and for the year ended December 31, 2023, and RTX's internal control over financial reporting as of December 31, 2023. The Committee also discussed with RTX's internal auditors and PwC the overall scope and plans for their respective audits. The Committee also met with the internal auditors and PwC, with and without management present, to discuss the results of their examinations, the evaluation of RTX's internal control over financial reporting, management's representations regarding internal control over financial reporting and the overall quality of RTX's financial reporting.

The Committee has discussed with PwC the matters required by the Public Company Accounting and Oversight Board's ("PCAOB") Auditing Standard No. 1301 *Communications with Audit Committees*. It has also discussed with PwC its independence from RTX and its management, including communications from PwC required by the PCAOB's Rule 3526, *Communication with Audit Committees Concerning Independence*, Rule 3524, *Audit Committee Pre-Approval of Certain Tax Services*, and Rule 3525, *Audit Committee Pre-approval of Non-audit Services Related to Internal Control Over Financial Reporting*.

The Committee pre-approves all audit and non-audit services to be provided by PwC and the related fees for those services. The Committee has concluded that PwC's provision of non-audit services, as described on pages 90-91, does not impair PwC's independence as the external auditor.

PwC has reported to the Committee that RTX's audited financial statements are fairly presented in accordance with U.S. generally accepted accounting principles. The Committee reviewed management's assessment and report on the effectiveness of RTX's internal control over financial reporting, as well as PwC's audit report on the effectiveness of RTX's internal control over financial reporting, which are both included in RTX's Annual Report on Form 10-K for the fiscal year ending on December 31, 2023. Based on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors that the audited financial statements be included in RTX's Annual Report on Form 10-K for the year ending on December 31, 2023, for filing with the SEC.

The Committee has nominated PwC for appointment by the shareowners at the 2024 Annual Meeting to serve as RTX's independent auditor for 2024.

Audit Committee*



| Leanne G. Caret, Chair | Ellen M. Pawlikowski | Robert O. Work |
| Bernard A. Harris, Jr. | Denise L. Ramos | |

* Fredric G. Reynolds served as a member and Chair of the Audit Committee until February 15, 2024. Leanne G. Caret became Chair of the Audit Committee effective February 15, 2024.

Proposal 3:
Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024

What am I voting on?

As required by our Bylaws, we are asking shareowners to vote on a proposal **to appoint a firm of independent registered public accountants to serve as the Company's independent auditor** until the next annual meeting. PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, served as RTX's independent auditor in 2023. For 2024, the Audit Committee has again nominated PwC to be our independent auditor, and the Board of Directors has approved the firm for appointment by the shareowners to serve until the next Annual Meeting in 2025.

Frequently Asked Questions About the Auditor

HOW IS THE AUDITOR RETAINED AND REVIEWED BY THE COMPANY?

The Audit Committee is directly responsible for the nomination, compensation, retention and oversight of the Company's independent auditor. To fulfill this responsibility, the Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence, and periodically considers the advisability of selecting a different independent registered public accounting firm to serve in that capacity. PwC, or one of its predecessor firms, has been retained as RTX's independent audit firm continuously since 1947.

HOW LONG MAY AN AUDIT PARTNER PROVIDE SERVICES TO RTX?

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide service to RTX. For lead and concurring audit partners, the limit is five years. The selection process for the lead audit partner includes a meeting between the Chair of the Audit Committee and the candidate, as well as consideration of the candidate by the full Committee with input from management.

WILL THE AUDITOR ATTEND THE ANNUAL MEETING?

Representatives of PwC will attend the 2024 Annual Meeting. The representatives may make a statement and will be available to respond to appropriate questions from shareowners.

WHAT WERE THE AUDITOR'S FEES IN 2023 AND 2022?

(in thousands)	Audit	Audit-Related	Tax	All Other Fees	Total
2023	$34,385	$9,342	$5,232	$6	**$48,965**
2022	$30,930	$3,711	$10,414	$2,474	**$47,529**

Audit Fees. Audit fees in both years consisted of fees for the audit of RTX's consolidated annual financial statements and the effectiveness of its internal control over financial reporting, the review of interim financial statements in RTX's quarterly reports on Form 10-Q and the performance of audits in accordance with statutory requirements. Audit fees for statutory audits were approximately $10,850,000 in 2023 and $9,955,000 in 2022. In both years, audit fees also included fees associated with various SEC filings.

Audit-Related Fees. Audit-related fees in both years included fees for employee benefit plan audits, advice regarding the application of generally accepted accounting principles for proposed transactions, special reports pursuant to contractually required attestations and compliance assessments. Audit-related fees also included approximately $5,775,000 in 2023 and $841,000 in 2022 for fees associated with carve-out audits.

Tax Fees. Tax fees in 2023 and 2022 consisted of approximately $3,355,000 and $7,990,000, respectively, for U.S. and non-U.S. tax compliance, related planning and assistance with tax refund claims and expatriate tax services, and approximately $1,877,000 and $2,424,000, respectively, for tax advisory services.

All Other Fees. All other fees in 2022 included fees for cybersecurity risk assessment and proxy consulting services.

HOW DOES THE COMMITTEE MONITOR AND CONTROL NON-AUDIT SERVICES?

The Audit Committee has established procedures requiring its review and advance approval of all engagements for non-audit services provided by PwC. The Committee Chair has the delegated authority to pre-approve non-audit services with certain limitations and must notify the Committee at its next meeting of each service so approved. The Committee approved all of PwC's engagements and fees for 2023 and 2022.

The Committee reviews with PwC whether non-audit services to be provided are compatible with maintaining the firm's independence. In addition, the Committee monitors the fees paid to PwC to ensure that fees paid in any year to PwC for non-audit services do not exceed the fees paid for audit and audit-related services. Non-audit services consist of those described above, as included in the tax fees and all other fees categories.

WHY SHOULD I VOTE FOR THIS PROPOSAL?

Through its review process, the Audit Committee determined that PwC has acquired extensive knowledge of the Company's operations, performance and development through its previous service as the independent auditor for RTX. The Audit Committee and the Board of Directors believe that the continued retention of PwC as our independent auditor is in the best interest of the Company and our shareowners.

 **The Board of Directors unanimously recommends a vote FOR the appointment of PwC to serve as the Company's Independent Auditor for 2024.**

Proposal 4:
Approve an Amendment to the RTX Corporation 2018 Long-Term Incentive Plan

What am I voting on?

We are asking shareowners to **approve an amendment to the RTX Corporation 2018 Long-Term Incentive Plan (the "Plan" or the "LTIP")**. Our Board of Directors (the "Board") approved this amendment on February 2, 2024, subject to shareowner approval as required by the NYSE.

If shareowners approve this proposal, the Plan will be amended to:

- Change the name of the Plan from the RTX Corporation 2018 Long-Term Incentive Plan to the RTX Corporation Long-Term Incentive Plan.
- Authorize 75 million additional shares for future issuance under the Plan. Approximately 48.5 million shares (as of February 22, 2024) previously approved by shareowners for issuance under the Plan will also remain available.
- Extend the term of the Plan to May 2, 2034, the 10th anniversary of the 2024 Annual Meeting of Shareowners. If the amendment is not approved by shareowners at our 2024 Annual Meeting of Shareowners, the Plan will remain in full force and effect through April 26, 2031. Awards outstanding under the Plan on the termination date will not be impacted by the termination.
- Other administrative changes.

Key features of the Plan are summarized below. The full text of the Plan can be found in **Appendix C** to this Proxy Statement on **pages 123-135**.

BACKGROUND ON THE PLAN

The Plan was originally approved by shareowners at UTC's 2018 Annual Meeting and was called the United Technologies Corporation 2018 Long-Term Incentive Plan. At that time, a total of 35 million shares were authorized for future issuance, and approximately 24.8 million shares that had been issued under the previous UTC long-term incentive plan became issuable under the Plan.

Following the Merger of UTC and RTN in 2020, the Plan's name was changed to the Raytheon Technologies Corporation 2018 Long-Term Incentive Plan. In accordance with the terms of the Plan, upon the spinoffs of Carrier and Otis on April 3, 2020, shares remaining for future issuance under the Plan were adjusted using the same conversion ratio used to adjust and convert UTC stock awards into RTX stock awards, as outlined in the Employee Matters Agreement, as amended. This resulted in an increase in the number of RTX shares available for future issuance under the Plan by approximately 21.5 million shares.

On April 26, 2021, shareowners approved an additional 75 million shares for future issuance under the Plan, in addition to the shares previously authorized but unissued under the Plan (approximately 24.3 million shares as of February 22, 2021, excluding the shares attributable to outstanding awards).

On October 1, 2023, the Plan was further amended and restated to rename the Plan, as the "RTX Corporation 2018 Long-Term Incentive Plan," at the direction of the Board and to make certain administrative revisions, including updating references to the "Compensation Committee" to reflect the Committee's renaming in 2021 as the 'Human Capital & Compensation Committee,' and documenting that awards are subject to the new RTX Corporation Executive Officer Clawback Policy.

Awards based on RTX Common Stock are granted exclusively under this Plan.

If shareowners approve this Proposal 4 at the 2024 Annual Meeting of Shareowners, the amended and restated Plan will become effective on May 2, 2024 (the "Effective Date").

WHY SHOULD I VOTE FOR THIS PROPOSAL?

The Board believes that the Plan benefits shareowners and has served, and will continue to serve, its intended purpose of:

- **Aligning shareowner and management interests.** The Plan enables RTX to create equity-based compensation opportunities that correlate with shareowner value.
- **Driving long-term, sustainable growth.** The Board believes that equity incentive award opportunities focus management on long-term, sustainable performance.
- **Enabling RTX to benefit from top talent.** The Plan supports RTX's ability to attract, retain and motivate qualified and talented employees, which has enabled us to maintain our competitive advantage.

For a discussion of the role of equity-based awards in RTX's executive compensation program, please refer to the Compensation Discussion and Analysis ("CD&A") beginning on page 42 of this Proxy Statement.

HOW DOES THE PLAN PROTECT SHAREOWNERS?

The following features have been incorporated into the Plan to protect shareowners' interests and mitigate potential risk:

- No assignment or transfer of awards for value
- No repricing of stock appreciation rights ("SARs") or stock options without shareowner approval
- No discounting or underwater buyouts of SARs or stock options
- No evergreen provisions
- Awards do not automatically vest upon a change-in-control
- No liberal share recycling

- Plan payouts are subject to RTX's robust clawback policies (which can be found on the Corporate Governance section of our website)
- Award terms include post-termination restrictive covenants
- No dividends or dividend equivalents can be issued before an award has vested
- No option reload feature
- Minimum vesting requirements

The Plan also sets grant limits. In any calendar year, the limit for a participating employee is:

- 1 million shares for stock appreciation rights and stock options
- $10 million for cash-denominated awards
- 500,000 shares for restricted stock, restricted stock units or performance shares, or any other type of "full-value award"

For non-employee directors, awards under the Plan, when combined with any cash retainer fees, may not exceed $1.5 million during a calendar year.

In addition, RTX's policy prohibits our employees and directors from hedging or pledging RTX shares (see page 66 for details).

HOW MUCH HAS THE PLAN DILUTED RTX OUTSTANDING SHARES?

Since the adoption of the Plan in 2018, our fully diluted overhang rate has averaged approximately 8.2% per year. If shareowners approve the proposed increase in shares available for Plan awards, RTX expects that our annual overhang rate at the end of 2024 will be approximately 10.8%, and will range between approximately 6.2% to 9.3% over the three years thereafter. We use a fungible ratio in our Plan for share counting purposes to properly reflect that stock options and SARs are less dilutive than full-value awards. Under our fungible ratio, the share pool is reduced by 4.03 shares for every one full-value award granted, and one share for every one stock option or SAR granted. This has the effect of overinflating our overhang rate, as in actuality only one share would be issued by the Company for each one full-value share that vests. If not for the fungible ratio, we would expect our overhang rate to be approximately 5.2% in 2024, and between approximately 3.6% to 4.7% over the three years thereafter. This level of dilution facilitates the Plan's objectives of aligning compensation opportunity with shareowner value and maintaining a competitive compensation program.

Overhang Rate

This measures the extent to which long-term incentives awarded to employees and non-employee directors dilute the Company's outstanding shares. The higher the overhang rate, the greater the dilutive impact.

OVERHANG RATE[1] IS CALCULATED BY:

Share Available for Future Issuance under the Plan + **Shares Outstanding** under the Plan (vested and unvested)

÷

Share Available for Future Issuance under the Plan + **Shares Outstanding** under the Plan (vested and unvested) + **Total Common Stock Issued and Outstanding**


RTX Historical Overhang Rate (%)
2023
7.6%
2022
8.0%
2021
9.0%

(1) Data is based on: (i) shares available for future issuance under the Plan, as reported in Item 12 of RTX's Form 10-K or Proxy Statement for the applicable year; (ii) shares outstanding as of fiscal year-end under the Plan, as reported in RTX's Form 10-K for the applicable year; and (iii) common stock issued and outstanding as of the record date of the Proxy Statement for the applicable fiscal year.

HOW LONG WILL THE SHARES AUTHORIZED UNDER THE PLAN LAST?

The authorized reserve consisting of (i) 75 million shares of Common Stock, plus (ii) the number of shares currently available for new awards under the Plan as of the Effective Date of the Plan (approximately 48.5 million shares as of February 22, 2024), is expected to be sufficient for Plan awards for approximately three to four years (based on our share counting methodology described below). After utilization of these shares, continued grants of awards under the Plan would require additional shareowner approval.

Below is information about the rate at which shares have been used in recent years, our methodology for counting shares and the number of shares that are currently allocated to outstanding awards, as well as the number available for future issuance.

Burn Rate

This is a measure of how quickly RTX is using the shares available under the Plan. The higher the burn rate, the more quickly shares are being used.

BURN RATE[2] IS CALCULATED BY:

Total Shares, SARs, Stock Options and Other Units (other than PSUs) granted during the year + **Total PSUs** earned during the year

÷

Weighted Average Basic Shares Outstanding


RTX Historical Burn Rate (%)
2023
1.1%
2022
1.2%
2021
1.4%

(2) Data for the above calculation—SARs, stock options and other units (other than PSUs) granted during the year, PSUs earned during the year and weighted average basic shares outstanding—can be found in RTX's Form 10-K for the applicable year. The burn rate is calculated by using 4.03 shares for every full-value award granted (other than PSUs) and each PSU earned during the applicable year, and one share for each SAR or stock option granted during the applicable year, as required by the Plan.

How Shares are Counted

The following chart provides details on how awards granted under the Plan reduce the share pool available for future grants.

Grant of restricted stock, restricted stock units, performance share units or any other award that is not a SAR or stock option (i.e., a full-value award).	Number of shares available for future awards is reduced by 4.03 for each share granted.
Grant of SARs or stock options.	Number of shares available for future awards is reduced by one for each share granted.
Award forfeits, terminates, expires or lapses instead of vesting or being exercised.	Shares become available for future awards under the Plan (same number of shares removed from the Plan when the original award was granted).
Shares tendered or withheld to pay the exercise price of SARs or stock options or to satisfy tax withholding obligations.	Shares are not made available for future awards under the Plan.
Shares tendered or withheld on full-value awards to satisfy tax withholding obligations.	Shares are not made available for future awards under the Plan.
Settlement in cash of awards valued by reference to shares.	Awards settled in cash do not reduce the share pool available for future grants under the Plan.

OUTSTANDING AWARDS AND SHARES AVAILABLE FOR ISSUANCE

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights ($/share) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
As of December 31, 2023:			
Equity compensation plans approved by shareowners	15,989,522[1]	$82.32	63,320,705[3]
Equity compensation plans not approved by shareowners	121,896[2]	—	—
As of February 22, 2024:			
Equity compensation plans approved by shareowners	14,967,444[4]	$83.13	48,512,135[3]
Equity compensation plans not approved by shareowners	121,587[2][4]	—	—

(1) Consists of shares of RTX Common Stock issuable under the Plan: (i) upon the exercise of outstanding nonqualified stock options; (ii) upon the exercise of outstanding stock appreciation rights ("SARs"); (iii) pursuant to outstanding restricted stock unit awards ("RSUs") and performance share unit awards ("PSUs"), reflecting actual performance for the 2021 PSU award and assuming target-level performance for the 2022 and 2023 PSU awards (up to an additional 1,809,575 shares of RTX Common Stock could be issued if maximum performance is achieved for all metrics); and (iv) upon the settlement of outstanding deferred stock units and RSUs awarded under the RTX Corporation Board of Directors Deferred Stock Unit Plan, as amended and restated effective October 1, 2023. Under the Plan, each SAR referred to in clause (ii) is exercisable for a number of shares of RTX Common Stock having a value equal to the difference between the market price of RTX on the exercise date and the exercise price. For purposes of determining the total number of shares to be issued in respect of outstanding SARs as reflected in column (a) above, the NYSE closing price for a share of RTX Common Stock on the last trading day of 2023 of $84.14 was used. The weighted-average exercise price of outstanding options, warrants and rights shown in column (b) takes into account only the shares identified in clauses (i) and (ii).

(2) Consists of shares of Common Stock issuable pursuant to outstanding RSU awards that were granted under the Raytheon Company 2019 Stock Plan ("RTN Stock Plan") and were assumed upon the Merger of UTC and RTN.

(3) Represents the maximum number of shares of RTX Common Stock available to be awarded under the Plan as of December 31, 2023 and February 22, 2024. RSUs and PSUs (full-value awards) will reduce the number of shares of Common Stock available for delivery under the Plan in an amount equal to 4.03 times the number of shares subject to the awards. SARs and stock options are not full-value awards and will reduce the number of shares of RTX Common Stock available for delivery under the Plan on a one-for-one basis.

(4) Reflects 2024 grants of stock options, SARs, PSUs and RSUs awarded under the Plan since December 31, 2023, as well as exercises, vestings and cancellations under the Plan and the RTN Stock Plan since December 31, 2023. For purposes of determining the number of SARs to be issued, the RTX Common Stock price on February 22, 2024, of $89.53 was used. PSUs included in the table reflect target-level performance for the 2022, 2023 and 2024 PSU awards. Up to an additional 2,823,407 shares of RTX Common Stock could be issued if maximum performance is achieved for all metrics.

As of February 22, 2024, the following awards were outstanding:

Award Type	Weighted average exercise price ($/share)	Weighted average remaining term (years)	Shares
SARs and Stock Options	$83.13	5.4	35,287,025
PSUs, RSUs and Restricted Stock	–	–	11,038,769

Frequently Asked Questions About the Plan

WHO ADMINISTERS THE PLAN?

The Board has authority to administer the Plan or to designate the Human Capital & Compensation Committee or any other Board committee (including, with respect to awards to non-employee directors, the Committee on Governance & Public Policy) to act as an administrator. References in this Proposal 4 to the "Committee" refer to the Board as a whole or the applicable committee designated by the Board. Subject to applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or other persons it selects, but no delegation of authority will be permitted that would cause a transaction pursuant to the Plan to be subject to (and not exempt from) Section 16(b) of the Securities Exchange Act of 1934, as amended.

Subject to the terms and conditions of the Plan, the Committee will have absolute authority to administer the Plan, including the authority to determine who is eligible to receive awards, what types of awards are granted, the number of shares to be granted and the terms and conditions of awards. The Committee also has authority to adopt procedures or sub-plans as necessary or advisable for award administration, or to comply with foreign legal or regulatory provisions for awards granted to participants outside of the United States.

New Plan Benefits. As of the date of this Proxy Statement, no awards have been granted under the proposed amended and restated Plan. All awards to be made under the amended and restated Plan are subject to the future exercise of discretion by the Committee or its delegates, and accordingly are not presently determinable. Refer to the Directors Compensation and the Beneficial Share Ownership of Directors and Executive Officers tables on pages 36-39, and the Outstanding Equity at Fiscal Year-End table on pages 71-72, for details on the awards previously granted and outstanding under the Plan as of December 31, 2023, for our non-employee directors and NEOs, respectively. The closing price of shares of RTX Common Stock on the New York Stock Exchange on March 5, 2024, was $90.06.

WHO IS ELIGIBLE TO RECEIVE AWARDS?

Directors, officers and employees of RTX and its subsidiaries and affiliates, as well as prospective directors, officers and employees who have accepted offers of employment or consultancy from RTX and its subsidiaries and affiliates, are eligible to receive awards under the Plan. As of December 31, 2023, there were 11 non-employee directors and approximately 185,000 employees of RTX and its subsidiaries and affiliates.

WHICH TYPES OF AWARDS CAN BE GRANTED?

SARs and Stock Options. Stock appreciation rights and stock options create compensation opportunities that reflect increases in the value of RTX stock. They entitle the recipient to receive cash or shares with a value equal to the difference between the fair market value of one share on a specified future date (the "exercise date"), less the fair market value of one share on the grant date (the "spread"), multiplied by the number of stock appreciation rights or stock options that are exercised. Stock options granted under the Plan may either be incentive stock options ("ISOs"), which are intended to qualify for favorable tax treatment for the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for favorable U.S. tax treatment. The exercise price is determined by the Committee and included in the applicable award agreement, and may not be less than the fair market value (as defined in the Plan) on the grant date. The term of each stock appreciation right and stock option is fixed by the Committee but cannot be longer than 10 years from the grant date. The effect of a participant's termination of service on any award held by the participant is described in the applicable award agreement.

Once granted under this Plan, unless shareowners approve such action, a stock appreciation right or stock option may not be amended to decrease the exercise price; canceled in exchange for cash or other awards or for the grant of any new stock appreciation right or stock option with a lower exercise price; or made subject to any action that would be treated, under stock exchange listing standards or for accounting purposes, as a "repricing." Exceptions apply in limited circumstances, such as corporate transactions, as described on page 98 under "Plan and Award Adjustments."

A stock option that is intended to qualify as an ISO may not be granted to any individual who, on the grant date, owns more than 10% of the total combined voting power of all classes of stock of RTX, unless at the time the exercise price of such ISO is at least 110% of the fair market value of a share and the ISO is not exercisable after the fifth anniversary of the grant date. In addition, the aggregate fair market value of the shares at grant for which ISOs become exercisable by a participant during any calendar year may not exceed $100,000.

Restricted Stock and Restricted Stock Units. Shares of restricted stock are actual shares of RTX Common Stock issued to a participant, subject to conditions that must be met before the holder can sell the stock. The Committee determines who is eligible to receive restricted stock and the number of shares to be awarded, and sets terms and conditions for each award, such as the requirements for vesting and when the award may be subject to forfeiture. A participant holding restricted stock has all the rights of a shareowner of RTX holding shares of Common Stock (except the right to sell), including, if applicable, the right to vote the shares and the right to receive any dividends (except as otherwise noted under the question "Can Equity Awards Earn Dividends or Dividend Equivalents under the Plan?" below).

Restricted stock units, which include deferred stock units and performance share units, are awards denominated in shares that are settled, subject to an award's terms and conditions, either in a specified number of shares of RTX Common Stock or in cash equal to the fair market value of a specified number of shares. The Committee may require that restricted stock units vest based on the continued service of the participant, the attainment of performance goals or a combination of both. Restricted stock units are settled upon vesting, or at a later time if permitted pursuant to a deferred compensation arrangement. Certain restricted stock unit awards may be eligible for dividends or dividend equivalents.

Performance Awards. The grant or vesting of awards under the Plan may be conditioned on the achievement of performance goals established by the Committee, which may be based on one or more of the following measures, or on any other measures determined by the Committee in its discretion, including: stock price, total shareowner return, earnings (whether based on earnings before taxes; earnings before interest and taxes; or earnings before interest, taxes, depreciation and amortization), earnings per share, return on equity, return on sales, return on assets or operating or net assets, market share, objective customer service measures or indices, pre- or after-tax income, net income, cash flow (before or after dividends or other adjustments), free cash flow, cash flow per share (before or after dividends or other adjustments), gross margin, working capital and gross inventory turnover, risk-based capital, revenue, revenue growth, return on capital (whether based on return on total capital or return on invested capital), cost control, gross profit, operating profit, unit volume or sales, in each case with respect to the Corporation or any one or more subsidiaries, divisions, business units or business segments thereof, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).

Other Stock-Based Awards. The Committee may also grant other stock-based awards, not specifically described in the Plan, that are valued by reference to, or otherwise relate to, shares of RTX Common Stock. Such awards are granted subject to terms and conditions consistent with the terms of the Plan, as determined by the Committee.

Cash Awards. Cash awards are denominated and payable in cash, subject to terms and conditions consistent with the terms of the Plan, as determined by the Committee.

CAN EQUITY AWARDS EARN DIVIDENDS OR DIVIDEND EQUIVALENTS UNDER THE PLAN?

Equity awards, excluding SARs and stock options, may allow for dividend or dividend equivalent payments on the underlying shares, as specified in the award agreement or the schedule of terms applicable to such award. Any dividends or dividend equivalents credited will be subject to the same time- and/or performance-based vesting conditions that apply to such award and will, if vested, be delivered or paid at the same time as the award.

WHAT IS THE MINIMUM VESTING PERIOD FOR AWARDS?

The Committee may not grant awards with a designated vesting period of less than one year, except for awards the Company accelerates upon a Corporate Transaction or Other Corporate Events, as defined below; awards held by Participants who experience a Termination of Service by reason of death or Disability; or Deferred Stock Unit Awards granted under the RTX Corporation Board of Directors Deferred Stock Unit Plan held by non-employee Directors who experience a Termination of Service prior to the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareowners.

Additional Information About the Plan

PLAN AND AWARD ADJUSTMENTS

The Committee has discretion to make adjustments to the Plan and outstanding awards in limited circumstances, as described below.

Corporate Transactions and Other Corporate Events. In the event of a: (i) merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of an equity interest in a subsidiary or affiliate, or similar event affecting RTX or any of its subsidiaries; or (ii) stock dividend, stock split, reverse stock split, reorganization, share combination or recapitalization or similar event affecting the capital structure of RTX, or a disaffiliation, separation or spinoff or other extraordinary dividend, the Committee may in its discretion, make such substitutions or adjustments as it deems appropriate and equitable to: (A) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the Plan; (B) the various maximum limitations on the grants to individuals of certain types of awards; (C) the number and kind of shares or other securities subject to outstanding awards; (D) the financial goals or results relating to a performance goal; and (E) the exercise price of outstanding awards. In the case of certain corporate transactions, such an adjustment may involve cancelling outstanding awards in exchange for payments of cash, property or a combination of both, having an aggregate value equal to the value of such awards, which in the case of an option may be the excess, if any, of the deal consideration per share over the per share exercise price.

Change-in-Control. Upon a change-in-control of RTX, participants will be granted replacement awards by the acquiring or surviving company that are of the same type held prior to the change-in-control. However, performance awards will be converted into replacement time-based awards for the remainder of the performance period (or a shorter period as determined by the Committee), with the number of underlying shares determined based on the greater of target performance or actual performance through the latest practicable date prior to the change-in-control. Replacement awards will generally continue to vest on the same schedule as the original awards but will vest in full if, within the 24 months following the change-in-control, the Company terminates the participant's employment (other than for cause) or the participant terminates for "good reason." In the event an acquiring or surviving company refuses to issue replacement awards, or is not a publicly held company, then all awards will become vested in full, with performance awards vesting at the greater of target performance or actual performance through the latest practicable date prior to the change-in-control. The terms "cause," "good reason" and "change-in-control" are defined in the Plan.

Plan and Award Amendments. The Committee may amend, alter or discontinue the Plan at any time, subject to two limitations. First, no amendment, alteration or discontinuance may materially impair the rights of a participant with respect to a previously granted award without the participant's consent (unless the amendment is required to comply with applicable law, stock exchange rules, tax rules or accounting rules). Second, an amendment must receive approval of shareowners, if required by applicable law or stock exchange listing standards.

The Committee may also unilaterally amend the terms of any outstanding award, but may not materially impair the rights of the participant with respect to such award without the participant's consent (unless the amendment is necessary to comply with applicable law, stock exchange listing standards, tax rules or accounting rules).

CLAWBACK PROVISIONS

Awards granted under the Plan are subject to the RTX Corporation Clawback Policy and the RTX Corporation Executive Officer Clawback Policy, both of which can be found on the Corporate Governance section of our website at: https://www.rtx.com/who-we-are/corporate-governance#documents. Under the terms of these clawback policies, the Committee has the authority, in the event of certain types of misconduct or upon the occurrence of specified events, to cancel awards, including vested awards, and to recoup gains realized by participants from previous awards (see pages 65-66 for additional details).

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the material U.S. Federal income tax rules that are generally relevant to Plan awards as of the date of this Proxy Statement. The laws governing the tax aspects of awards are highly technical and may change at any time. This discussion does not address state, local or non-U.S. income tax rules applicable to awards under the Plan.

SARs and Stock Options. Upon the exercise of a SAR or a nonqualified stock option, an award recipient will recognize ordinary income equal to the spread and RTX will generally be entitled to a corresponding federal income tax deduction in the same amount. Upon the sale of RTX Common Stock acquired upon exercise, the recipient will generally recognize a long- or short-term capital gain or loss, depending on whether the recipient held the share for more than one year from the date of exercise. With respect to ISOs, a recipient generally will not recognize taxable income when the ISO is exercised, unless the recipient is subject to the alternative minimum tax. If the recipient sells the shares more than two years after the ISO was granted and more than one year after the ISO was exercised, the recipient will recognize a long-term capital gain or loss, measured by the difference between the sale price and the exercise price of the shares. RTX will not receive a tax deduction with respect to the exercise of an ISO if the ISO holding period is satisfied. Award recipients do not recognize any taxable income, and RTX is not entitled to a deduction, upon the grant of a SAR, a nonqualified stock option or an ISO.

Other Awards. A recipient of restricted stock, restricted stock units, other stock-based awards or cash awards will generally not recognize taxable income at the time of grant as long as the award is subject to a substantial risk of forfeiture as a result of performance-based and/or service-based vesting requirements. The recipient will generally recognize ordinary income when the conditions for vesting have been satisfied or, in the case of an award other than restricted stock for which the payout of cash or shares under the award is deferred beyond the vesting date, when the payout is received. RTX will generally be entitled to a corresponding deduction equal to the amount of income the recipient recognizes. If the recipient holds shares received upon settlement of an award for more than one year, the recipient will recognize long-term capital gain or loss when the shares are sold.

IRC Section162(m). In general, Section 162(m) of the U.S. tax code limits RTX's compensation deduction to $1 million paid in any tax year to any "covered employee" as defined under Section 162(m). Section 162(m) may result in all or a portion of the awards granted under the Plan to "covered employees" failing to be deductible to RTX for federal income tax purposes.

 **The Board of Directors unanimously recommends a vote FOR this proposal.**

Shareowner Proposal
Proposal 5:
Transparency in Lobbying

What am I voting on?	Mr. John Chevedden has submitted the proposal, graphic and supporting statement set forth below for inclusion in the Proxy Statement for the 2024 Annual Meeting. The address of, and the number of shares owned by, Mr. Chevedden will be provided upon written or oral request to our Corporate Secretary.

Proposal 5—Transparency in Lobbying



FOR *Shareholder Rights*

Resolved, shareholders of RTX request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by RTX used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. RTX's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which RTX is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Committee on Governance and Public Policy and posted on RTX's website.

Supporting Statement

Full disclosure of RTX's lobbying activities and expenditures is needed to assess whether RTX's lobbying is consistent with its expressed goals and in shareowners' best interests. RTX spent $37 million from 2020 – 2022 on federal lobbying. This does not include state lobbying, where RTX also lobbies but disclosure is uneven or absent. RTX also lobbies abroad, spending between €200,000–299,000 on lobbying in Europe for 2022. RTX has drawn scrutiny for reportedly overbilling the government for employee time spent on lobbying and corporate activities.[1]

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[1] https://tucson.com/news/local/business/tucson-mainstay-raytheon-loses-appeal-over-lobbying-costs/article_bb11ce30-8d44-11ed-a39c-a3a42ef0cd90.html

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[2] RTX fails to disclose its payments to trade associations and social welfare groups, or the amounts used for lobbying, to shareholders. RTX belongs to the Business Roundtable, National Association of Manufacturers (NAM) and US Chamber Commerce, which together have spent over $2.4 billion on federal lobbying since 1998.

RTX's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, RTX supports addressing climate change, yet the Business Roundtable lobbied against the Inflation Reduction Act[3] and the Chamber reportedly has been a "central actor" in dissuading climate legislation over a two-decade period.[4] As RTX has drawn attention for paying lower taxes than most Americans,[5] NAM has attracted attention for opposing a new corporate minimum tax.[6] And while RTX does not belong to the controversial American Legislative Exchange Council, which is attacking "woke" investing,[7] it is represented by the Chamber, which sits on its Private Enterprise Advisory Council.[8]

Reputational damage stemming from these misalignments could harm shareowner value. Thus it will be a best practice for RTX to expand its lobbying disclosure.

[2] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

[3] https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

[4] https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/

[5] https://www.kiplinger.com/slideshow/investing/t052-s001-10-companies-lower-tax-rates-than-most-americans/index.html

[6] https://www.nytimes.com/2023/09/07/business/corporate-minimum-tax-impact.html

[7] https://www.wbur.org/hereandnow/2023/03/22/esg-investing-fossil-fuels

[8] https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/

The Board of Directors Unanimously Recommends That Shareowners Vote Against This Proposal

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons summarized below. Government action, at any level of government, often carries the potential to significantly impact RTX, our employees, our suppliers and our customers. As such, it is incumbent upon our Company to engage in the legislative, regulatory and political processes in a constructive manner that communicates our views on matters affecting our business and the constituencies we serve. RTX is committed to ensuring that such engagements adhere to the highest ethical standards and all applicable legal requirements, and that they align with our values and the interests of our shareowners.

We are also committed to being transparent about such engagements. Because we already provide detailed disclosure of the matters that are the subject of this proposal, we believe the report requested by this proposal is unnecessary and would not be a worthwhile use of Company resources.

Our filings with federal, state and local government agencies are publicly available and report extensive information regarding our lobbying, political and trade association/tax-exempt organization activities and payments. We already have a dedicated Public Activities webpage, located in the Corporate Governance section of our public website at www.RTX.com, that provides detailed information responsive to the proposal, including information regarding our lobbying expenditures and trade association/ tax-exempt organization payments and the comprehensive set of RTX policies that govern our lobbying, political and trade association/tax-exempt organization activities and payments. Specifically, our Public Activities statement, which can be accessed at https://www.rtx.com/who-we-are/corporate-governance/public-activities, directly addresses the following:

- The role of the Board of Directors in reviewing and overseeing our political and lobbying activities via our Governance Committee and regular briefings to the Board by management on the U.S. government's budgetary and policy priorities, proposed legislation and related RTX government relations initiatives.

- The role of senior leadership, namely our Senior Vice President for Global Government Relations and our Legal, Contracts and Compliance organization, in managing and overseeing our political and lobbying activities in a manner that ensures strict adherence with the law and the standards publicly articulated in the RTX Code of Conduct and RTX's internal policies governing lobbying, political activity and political contributions.

- An explanation of RTX's internal policy prohibiting contributions from corporate funds to federal, state or local candidates, section 527 organizations, Super PACs, independent expenditures or other "grass roots" communications to the general public related to the support or opposition of candidates, ballot measures or any other election-related matters.

- Governance of the Employees of RTX Corporation Political Action Committee ("RTX PAC"), the decision-making process for distributing the voluntary contributions of RTX employees collected by RTX PAC to political candidates, and links to the full list of all candidates and committees to which RTX PAC has contributed historically.

- A listing of trade associations or other tax-exempt organizations to which RTX paid dues or made contributions of $25,000 or more during the previous calendar year; the portion of such payments, if any, deemed nondeductible as a lobbying or political expenditure under IRC Section 162(e)(1); and an explanation of RTX's policy to refrain from making payments to any such organizations that are designated for election-related purposes.

- An overview of RTX's U.S. federal and state lobbying policies and compliance procedures; links to the federal database where RTX's historical lobbying disclosures, as well as those of our external consultant lobbyists, can be located, including information on all lobbying expenditures, issues lobbied and political contributions as reported to the U.S. Congress in accordance with the Lobbying Disclosure Act; and links to the lobbying disclosure databases available online for all state and local jurisdictions in which RTX employs a registered lobbyist.

These voluntary disclosures provide transparency and accountability with respect to the Company's lobbying, political and trade association/tax-exempt organization activities and expenditures. In fact, RTX is a recognized industry leader in these areas as reflected in the Company's status as a "trendsetter" by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, the leading industry watchdog on political accountability. The 2023 CPA-Zicklin Index of Corporate Political Disclosure and Accountability can be accessed at https://www.politicalaccountability.net/wp-content/uploads/2023/10/2023-CPA-Zicklin-Index.pdf.

As RTX already provides extensive public disclosure of our lobbying, political and trade association/tax-exempt organization activities and payments, and has robust and transparent policies governing management and Board oversight over such matters, and the associated expenses, we believe a report providing the information requested by this proposal would result in a redundant and unnecessary expenditure of the Company's resources.

 **The Board of Directors unanimously recommends that shareowners vote AGAINST this proposal. Proxies solicited by the Board will be so voted unless shareowners specify otherwise in their proxies.**

Shareowner Proposal
Proposal 6: Full Value Chain Emissions Reduction Plan

What am I voting on?

Warren Wilson College and Minnesota Valley National Wildlife Refuge Trust have submitted the proposal and supporting statement set forth below for inclusion in the Proxy Statement for the 2024 Annual Meeting. The addresses of, and the number of shares owned by, each of Warren Wilson College and the Minnesota Valley National Wildlife Refuge Trust will be provided upon written or oral request to our Corporate Secretary.

WHEREAS: The Intergovernmental Panel on Climate Change reports that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.[1] Decarbonizing the aviation industry is a critical component of global decarbonization, according to the International Energy Agency.[2] Investor demand for science-aligned emission reductions and transition planning reflects the reality that climate-related risk exposure is growing.[3]

RTX Corporation, a major U.S. defense contractor and industrial corporation, is subject to substantial emerging regulations in both the U.S. and abroad regarding its emission-intensive operations and products.[4] For example, the proposed Federal Supplier Climate Risks and Resilience Rule would require large federal contractors to disclose Scope 1, 2, and 3 emissions and set science-based emissions reduction targets.[5] By reducing emissions from its full value chain in alignment with global goals, RTX can meet new regulatory requirements, increase competitiveness in low-carbon technology development, address new capital deployment needs, and take advantage of low-carbon financial opportunities.

RTX's current disclosures lack specific, forward-looking, and quantitative action plans that are sufficient to achieve alignment with the global aim of 1.5°C. While RTX has set a science-aligned emissions reduction target for its operations, this goal covers less than 10% of the Company's total emissions.[6] RTX has yet to set a target to reduce emissions from its value chain, which constitutes 90% of the Company's overall emissions. This failure to address emissions across its full value chain, coupled with the absence of a comprehensive transition plan, leaves the Company's exposed to growing climate-related risks.

Aerospace and industrial companies are galvanizing action and investment toward decarbonization. RTX risks falling behind as peers Airbus, BAE Systems, Cisco Systems, Deere & Company, Honeywell, and Safran have established emission reduction targets through the Science Based Targets initiative that cover all scopes of emissions.[7]

By setting science-aligned emission reduction targets across its full value chain and providing a comprehensive transition plan, RTX Corporation can improve its competitiveness against peers, prepare for regulation, and position itself to maximize climate-related opportunities.

[1] https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p.20

[2] https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887- 42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p.88

[3] https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/; https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

[4] https://www.ft.com/content/7a0dd553-fa5b-4a58-81d1-e500f8ce3d2a; https://www.npr.org/2023/10/12/1205068747/climate-change-emissions-companies-disclosure-sec-california

[5] https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

[6] https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/resources/cdp-climate-2023-final- webposting.pdf?rev=94b0d254f18142049dc6d93ecd0d4d56&hash=1372C66B5982A30BE5811F912A314A9D, p.33-37

[7] https://sciencebasedtargets.org/companies-taking-action

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, disclosing how RTX intends to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C goal.

SUPPORTING STATEMENT: Proponents recommend, at Board discretion, that reporting include:

- A timeline for setting 1.5°C-aligned, near-term emission reduction targets;
- A timeline for setting long-term net zero goals;
- A climate transition plan to achieve emissions reduction goals across all relevant emission scopes; and
- Annual reporting demonstrating progress towards meeting emission reduction goals.

The Board of Directors Unanimously Recommends That Shareowners Vote Against This Proposal

RTX supports the global efforts to mitigate the impacts of climate change and has a long history of taking action to mitigate the Company's contributions. We continue to build upon that legacy by, among other things, ensuring that sustainability is integrated into our business operations and strategy.

After careful consideration, the Board recommends a vote AGAINST this proposal as we believe that its approach is not in the best interest of the Company and its shareowners at this time, particularly in light of the numerous actions RTX is already taking to address climate change and sustainability across our Scope 1 and 2 emissions, as well as the most significant Scope 3 categories of greenhouse gas emissions.

We are already taking many actions to address the impacts of climate change.

RTX regularly solicits feedback from our key stakeholders on a variety of topics, including climate change. That feedback is reviewed with our leadership team and the Board and incorporated as appropriate into our short- and long-term goals.

Our focus continues to be on solving our customers' complex challenges, which include accelerating sustainable aviation technology to reduce the climate impact of our aviation products, our most impactful source of greenhouse gas emissions. In 2021, along with other key industry stakeholders in the Air Transport Action Group (ATAG), we joined in the "Fly Net-Zero" commitment to achieve net-zero carbon emissions by 2050, which fully aligns with the 1.5°C stretch goal of the 2015 Paris Agreement. We have since publicly released a detailed technology roadmap and decarbonization plan for civil aviation that lays out how we will support achievement of this collective industry commitment and provided details on how we are progressing on that roadmap. We also continue to work with our military customers to leverage our commercial sustainable aviation solutions for their purposes.

During 2023, we took additional significant steps in maturing our climate strategy and disclosures:

- We have successfully completed multiple ground tests of our hybrid-electric propulsion systems that provide up to a 30% reduction in CO_2 emissions as we prepare for flight testing on a regional turboprop aircraft in 2024, with an anticipated entry into service (EIS) in ~2030.
- We successfully tested seven different engine models with 100% Sustainable Aviation Fuels (SAF) as we prepare for deployment of these lower carbon intensity fuels.
- We also continued to support fleet renewal efforts with delivery of lower emitting GTF and PW127XT engines to multiple airline customers as replacements for higher emitting prior-generation aircraft.
- We signed our largest power purchase agreement for estimated annual usage of approximately 113,000 MWh starting in 2024. This agreement will nearly double our renewable electricity and reduce our greenhouse gas emissions by over 46,000 metrics tons of CO_2. This is a key stepping stone to achieving our 2030 greenhouse gas emissions goal, which is aligned with a 1.5°C trajectory.
- We have quantified and disclosed our relevant Scope 3 categories in our very detailed CDP (formerly known as the Carbon Disclosure Project) Climate Change disclosure, which can be accessed at https://prd-sc102-cdn.rtx.com/-/media/rtx/social-impact/our-esg-vision/esg-2023/resources/cdp-climate-2023-final-webposting.pdf. This disclosure expanded on our products in use (Scope 3 category 11) and included upstream transportation (Scope 3 category 4).
- We committed to developing a Carbon Transition Plan by the end of 2025, which will build upon the information already disclosed in our ESG report, our CDP disclosure and our 10-K.
- We were a founding member in an industry-wide approach, through the International Aerospace Environmental Group (IAEG), to utilize EcoVadis as a harmonized method for evaluating ESG maturity of our supply chain. This was a key foundational step toward setting improvement targets.

We have enhanced our external communications about our efforts to address climate change and intend to continue to do so.

The Company is committed to increasing transparency and has taken numerous steps to help our key stakeholders understand our actions. Since publishing our inaugural ESG report in 2022, we have provided annual updates on progress against our commitments and will continue to do so.

In sustainability, as in all aspects of our conduct, when we make commitments, they are backed up by concrete plans for achieving them. We believe our key stakeholders value that our sustainability commitments have always been and will continue to be credible, with pathways to meet our goals. We continue to push ourselves to find ways to further drive sustainability throughout the value chain, and we are committed to continuing to transparently share our progress with our key stakeholders.

As a result, the Board believes that the report requested by the shareowner proposal is unnecessary, as our annual ESG reports will publicly disclose our status and progress, and that making the commitments in the Proposal without first completing the necessary foundational steps would be irresponsible and not in the best interests of the Company or its shareowners.

 **The Board of Directors unanimously recommends that shareowners vote AGAINST this proposal.**
Proxies solicited by the Board will be so voted unless shareowners specify otherwise in their proxies.

Shareowner Proposal
Proposal 7: Human Rights Impact Assessment

<table>
<tr>
<td>

What am I voting on?

</td>
<td>

School Sisters of Notre Dame Cooperative Investment Fund have submitted the proposal and supporting statement set forth below for inclusion in the Proxy Statement for the 2024 Annual Meeting. The address of, and the number of shares owned by, the School Sisters of Notre Dame Cooperative Investment Fund will be provided upon written or oral request to our Corporate Secretary.

</td>
</tr>
</table>

Resolved: Shareholders request the Board of Directors publish a report, at reasonable cost and omitting proprietary information, with the results of a Human Rights Impact Assessment (HRIA), examining Raytheon's actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas and/or those violating international law.

Whereas: Raytheon Technologies Corporation (Raytheon) is exposed to significant actual and potential adverse human rights risks. The use of its defense products and services may violate the rights to life, liberty, personal security, and privacy. The UN Guiding Principles on Business and Human Rights (UNGPs) constitute the global authoritative framework outlining human rights responsibilities of states and businesses, and expectations are heightened for companies with business activities in conflict-affected and high-risk areas.[1] Companies' human rights responsibilities are independent of the State's export licensing determinations, as reiterated in a recent United Nations note.[2]

Raytheon's Human Rights Policy is not aligned with the UNGPs, and investors lack evidence it is effectively implemented across business functions. An Amnesty International report found Raytheon is not meeting its human rights responsibilities despite severe, irremediable impacts.[3] For example, Raytheon's products have been directly linked to human rights violations in Yemen. The Company was most recently connected to 80 civilian deaths in a 2022 airstrike by the Saudi-led coalition, potentially amounting to war crimes.[4] Raytheon also sells weapons to Israel,[5] which are used to maintain the system of apartheid.[6] Furthermore, Raytheon has annual contracts worth $542 million in nuclear weapons, which are illegal under international law.[7] The Company may be required to disclose more about its nuclear weapons involvement to avoid prosecution or legal proceedings.

Despite Raytheon's stated compliance to US export licensing, a recent United States Government Accountability Office report highlights the US' failure to monitor whether its weapons have been used by the Saudi-led coalition to attack civilians.[8] This further emphasizes why Raytheon must conduct its own independent, robust human rights due diligence. The Company faces increasing

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[1] https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

[2] https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

[3] https://www.amnesty.org/en/documents/act30/0893/2019/en/

[4] https://www.amnesty.org/en/latest/news/2022/01/yemen-us-made-weapon-used-in-air-strike-that-killed-scores-in-escalation-of-saudi-led-coalition-attacks/;
https://www.hrw.org/news/2022/04/18/yemen-latest-round-saudi-uae-led-attacks-targets-civilians

[5] https://masspeaceaction.org/why-blame-raytheon/

[6] https://www.amnesty.org/en/documents/mde15/5141/2022/en/; https://www.btselem.org/apartheid

[7] https://assets.nationbuilder.com/ican/pages/3785/attachments/original/1686495965/ICAN_Spending_Report_2023_sm.pdf?1686495965;
https://treaties.un.org/doc/Treaties/2017/07/20170707%2003-42%20PM/Ch_XXVI_9.pdf

[8] https://www.gao.gov/assets/gao-22-105988.pdf

material legal risk, as a group of Yemeni nationals sued Raytheon and peer defense contractors in March 2023 for their complicit role in war crimes in Yemen.[9]

Raytheon is the subject of multiple divestment campaigns related to its poor human rights track record.[10]

Raytheon is additionally exposed to increasing regulatory risk due to President Biden's new Conventional Arms Transfer policy, which establishes new restrictions for arms sales that would "more likely than not" be used to commit serious human rights or international humanitarian law violations.[11]

New guidance from the American Bar Association explains how human rights risk assessments can reduce material risks, including divestment, export bans, and civil liability.[12] An HRIA can mitigate Raytheon's continuity risks as increased federal oversight on customer end-use may limit or cancel existing or future contracts.

[9] https://static1.squarespace.com/static/608276df0e35bd790e38eff3/t/6400d4b8127ec80e81e1837d/1677776057913/STAMPED+Complaint+%281%29.pdf

[10] https://masspeaceaction.org/our-issues/raytheon-antiwar/; https://www.dontbankonthebomb.com/2019-hall-of-fame/

[11] https://www.whitehouse.gov/briefing-room/presidential-actions/2023/02/23/memorandum-on-united-states-conventional-arms-transfer-policy/

[12] https://www.americanbar.org/content/dam/aba/administrative/human_rights/justice-defenders/chr-due-diligence-guidance-2022.pdf

The Board of Directors Unanimously Recommends That Shareowners Vote Against This Proposal

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons summarized below. RTX has a longstanding commitment to the protection and promotion of human rights. The Company's approach is reflected in our human rights policies and practices, which are overseen by the Governance Committee, and which we regularly evaluate for potential updating and refinement. In recent years, the Company has created a Human Rights Council, composed of cross-functional leaders from the Corporate office and all three businesses, to review and assess our policies and processes that address human rights risks in the Company's products, services and operations and to recommend potential enhancements to those policies and processes. The Human Rights Council developed, under the stewardship of the Governance Committee, a Human Rights Policy that we published on our website to enhance our communication with stakeholders about our approach to this important topic.

The Board believes that the Company's approach to the protection and promotion of human rights is both principled and responsible and that the implementation of this proposal would not be in the best interest of the Company or our shareowners. The proposal would impose impractical requirements on our day-to-day operations and interfere with our ability to support the governments of the United States and allied nations in their mission to defend U.S. and global security, including the protection of human rights. Impeding our ability to serve our largest customer, the U.S. government, as well as allied nations, would adversely impact the growth of our business and the creation of long-term value for our shareowners.

We are committed to the protection of human rights.

RTX is committed to respecting human rights and working to protect and advance them. This commitment is reflected in our Code of Conduct, culture, values and operating principles. It is also reflected in our enterprise Human Rights Policy, which sets forth the principles we expect our business units and employees, as well as our customers, suppliers and other partners, to uphold.

The RTX Human Rights Policy describes the Company's approach to protection of human rights in several areas, including:

People. We respect our people and strive to promote a positive work environment where we can all contribute our diverse talents and ideas and feel empowered to give our best effort. We adhere to best practices and the strictest applicable health and safety standards to ensure healthy and safe working conditions. We respect the rights of employees to form, join or not join labor unions and engage in collective bargaining. We expressly prohibit discrimination based on characteristics protected by applicable law and promote equal opportunities for advancement. We condemn and prohibit human trafficking as well as forced and child labor.

Supply Chain. We extend our commitment to human rights to our business partners. We hold them accountable through contractual terms and conditions and our Supplier Code of Conduct. We screen our suppliers and conduct assessments to ensure ongoing compliance with regulations. We have a robust conflict minerals compliance program; its requirements are described in our Conflict Minerals Policy Statement published on our website.

Product Sales. We recognize that certain of our defense products, due to their capabilities, carry potential human rights risks associated with their misuse or failure, which we work to identify and mitigate through a targeted due diligence program. Each business unit embeds controls in its operations to screen potential sales involving certain types of products in countries that present a higher risk of human rights violations from misuse. The RTX Human Rights Council periodically reviews the products and countries that are subject to this human rights-focused screening. Where appropriate and feasible, the Company considers potential mitigation actions, such as implementing technical and capability limitations, imposing contractual terms and conditions and requiring installation, training and maintenance services, to reduce the risk of product misuse. The RTX Human Rights Council consults with the business units on potential covered sales. In addition, our global trade compliance program implements controls, processes and required trainings within each business unit to help ensure compliance with U.S. and applicable non-U.S. laws and regulations governing exports, imports, anti-boycott, economic sanctions and embargoes.

Accountability. We provide various reporting channels, including anonymous reporting to our Ethics and Compliance organization and confidential reporting to RTX's Board, for employees, contractors, business partners and others to report concerns related to human rights, and all issues will be investigated and resolved as appropriate. We have zero tolerance for retaliation against good-faith reporting.

Ongoing oversight and disclosure regarding the Company's commitment to protecting human rights is ingrained in how we operate. The Human Rights Council considers all potential human rights implications across the enterprise and provides updates to senior leadership on the operation of the human rights due diligence program, global regulatory developments on human rights and other relevant human rights information. The Governance Committee is responsible for oversight of the Company's compliance with applicable laws and our policies and objectives related to human rights. We provide human rights-related disclosures and information on our website and in the Company's annual ESG Report.

The Board believes that the Company's policies, processes, oversight and disclosures promote and exemplify our commitment to human rights.

The proposal is impractical, and detrimental to shareowner value.

It would be neither useful nor practical for the Company to undertake and publish the results of a human rights impact assessment of sales of high-risk products or services. The focus of the proposal appears less about Company conduct and more about risks from our doing business with the governments of the U.S. and its allies, and how those government customers might potentially use our products, notably in conflict. To require the Company somehow to anticipate, assess and disclose the risks to human rights of such potential government conduct would be impractical and inappropriate. It would involve speculation about a range of factors involving our government customers and their needs over time and when and how the geopolitical environment will evolve. Such an exercise is not practical or useful, and it would adversely affect our relations with our government customers.

A central foundation of our approach to human rights is a commitment to compliance with the laws of the U.S. and all the countries where we do business. Our exports of military and security items outside of the U.S. are subject to an exacting U.S. government review and approval process, involving both the executive branch and Congress. This review ensures that the exports support U.S. national security and foreign policy objectives and includes an assessment of whether the exports contribute to the risk of human rights abuses. Consultation with U.S. officials on defense exports is also a critical element of our human rights approach. In doing so, we recognize that the governments of the U.S. and its allies have greater access to information and visibility into the full range of policy objectives and considerations relevant to the supply and use of defense and security products. Accordingly, the U.S. government and the governments of our allies are best positioned to assess the mix of policy objectives and considerations necessary to promote global security and protect human rights in connection with the sale of military products and services. Given limits on information available to the Company or permitted to be disclosed, a report on the results of a human rights impact assessment would be incomplete and therefore of limited utility. As discussed above, we have internal due diligence processes by which we seek to identify human rights risks posed by certain of our products and to mitigate those risks where feasible. Further, the proposed human rights impact assessment could divert efforts, resources and attention from our operations and strategic planning. Rather than better enabling us to meet our customers' needs, those efforts could negatively impact our ability to serve our governmental customers, which is contrary to our shareowners' interests. The proponent's concerns appear to be with the policies of the U.S. and other governments, and such concerns would be more effectively addressed to those governments, whereas shareowner value is best protected and advanced by meeting our customers' needs.

We work with our customers to support human rights and to defend U.S. and global security.

Our single largest customer is the U.S. government. The governments of nations that are allied with the U.S. and share its values, including its respect for human rights, and its goals of maintaining freedom and security, also are critical customers. Deterrence is an essential element in helping to maintain freedom and security. The ongoing war resulting from Russia's invasion of Ukraine underscores the importance of national security and of international cooperation in deterrence. Our sales of defense products are undertaken in support of the goal of deterrence and the broader foreign policy and national security objectives of the U.S. and its allies.

RTX and its business units have processes in place that assess a variety of risks before engaging in sales of certain defense products. Before undertaking such pursuits, we weigh financial, technical, political, ethical and reputational risks, among others. We also consider our role in support of the national security interests of the U.S. and its allies, and we engage with the U.S. government to ensure we conduct our business in compliance with applicable U.S. and international laws and regulations relating to the manufacture, sale, export and use of our products and services. Support for U.S. foreign and national security policy is a responsibility we take seriously, and the principled and measured approach we take to the human rights risks that we recognize can arise from the important role we play strikes an appropriate balance.

The Company shares the proponent's concern for human rights. The Company has adopted and published a human rights policy and has procedures in place to implement it. The Company regularly evaluates our policy and the effectiveness of our processes and considers potential updates and enhancements, all under the ultimate oversight of the Governance Committee of the Board.

The Board believes that this proposal would not be constructive and would detract from, rather than enhance, the Company's existing human rights program and would, therefore, be contrary to the interests of the Company and our shareowners.

 **The Board of Directors unanimously recommends that shareowners vote AGAINST this proposal. Proxies solicited by the Board will be so voted unless shareowners specify otherwise in their proxies.**

Frequently Asked Questions About the Annual Meeting

Your vote is very important!

WHY AM I BEING PROVIDED WITH THESE PROXY MATERIALS?

We are providing these proxy materials to you in connection with the solicitation by the Board of Directors of RTX Corporation of proxies to be voted at our 2024 Annual Meeting of Shareowners and at any postponed or reconvened meeting.

WILL THE ANNUAL MEETING ALSO BE HELD IN PERSON OR ONLY VIRTUALLY?

As noted in the Notice at the beginning of this Proxy Statement, the 2024 Annual Meeting will be in a virtual format only.

WHO CAN ATTEND THE ANNUAL MEETING?

Shareowners holding RTX stock as of the close of business on the record date, March 5, 2024, are entitled to attend the Annual Meeting to be held virtually via www.virtualshareholdermeeting.com/RTX2024. To be admitted to the Annual Meeting via the website, shareowners must enter the 16-digit voting control number found on their proxy card, voting instruction form, notice of internet availability of proxy materials or email notification.

WHO CAN VOTE AT THE MEETING?

Shareowners of record as of March 5, 2024, and shareowners holding a proxy for the 2024 Annual Meeting provided by their bank, broker or nominee may vote during the Annual Meeting to be held virtually by following the instructions available on the meeting website. If you vote prior to the meeting by using the internet, toll-free telephone number, proxy card or voting instruction form, you do not need to take any action during the meeting unless you wish to change your vote. A list of shareowners of record will be available at www.virtualshareholdermeeting.com/RTX2024 during the Annual Meeting for inspection by shareowners for any legally valid purpose related to the Annual Meeting.

WHEN IS THE ANNUAL MEETING?

We will hold our Annual Meeting on May 2, 2024, at 8:00 a.m. Eastern time. If you plan to attend the Annual Meeting, you should log into the website at www.virtualshareholdermeeting.com/RTX2024 approximately fifteen minutes before the meeting is scheduled to begin.

WILL THERE BE AN OPPORTUNITY TO ASK QUESTIONS BEFORE OR DURING THE MEETING?

Time will be allotted after the adjournment of the formal meeting for a Question and Answer period. Shareowners will be able to submit questions relevant to the business of the meeting either in advance of the Annual Meeting via www.proxyvote.com or during the meeting via www.virtualshareholdermeeting.com/RTX2024 by typing the question into the indicated question box and clicking "Submit." Time may not permit the answering of every question submitted during the Question and Answer period. Questions relevant to the business of the meeting to which a response is not provided during the Question and Answer period will be addressed on www.rtx.com/Investors following the meeting. To ask questions, you will need to have your voting control number found on your proxy card, voting instruction form, notice of internet availability of proxy materials or email notification.

WHAT CAN I DO IF I HAVE TROUBLE LOGGING INTO THE ANNUAL MEETING?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting login page.

DOES THE COMPANY HAVE A POLICY ABOUT DIRECTORS' ATTENDANCE AT THE ANNUAL MEETING?

The Company does not have a formal policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict. All directors at the time attended the 2023 Annual Meeting.

WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING?

Under the Company's Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of RTX Common Stock as of the record date, present either virtually in person or by proxy and entitled to vote, will constitute a quorum. As of the record date, March 5, 2024, 1,329,644,766 shares of Common Stock were issued and outstanding. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.

HOW DO I VOTE?

Registered Shareowners:


Internet
You can vote online at: www.proxyvote.com.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on May 1, 2024 (except for participants in a company savings plan as described on page 112 and beneficial holders who must vote by the time specified in their voting instruction form).


Telephone
In the United States or Canada, you can vote by telephone. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

You can find the telephone number on your proxy card, voting instruction form or other communications.

To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction form.


Mail
You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form, and return it in the prepaid envelope we have provided, or in an envelope addressed to:

Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717

Please allow sufficient time for delivery of your proxy card or voting instruction form if you decide to vote by mail.


During the Meeting
Shareowners as of the close of business on the record date, March 5, 2024, are entitled to virtually attend and vote during the Annual Meeting online via www.virtualshareholdermeeting.com/RTX2024.

If you have already voted online, by telephone or by mail, your vote during the Annual Meeting will supersede your earlier vote.

Beneficial Shareowners. If you own shares in street name through an account with a bank, brokerage firm or other intermediary, then your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Shares Held in a Savings Plan Sponsored by RTX. You can direct the voting of your proportionate interest in shares of RTX Common Stock held by the ESOP Fund and the Company Stock Fund under an RTX savings plan by returning a voting instruction card or providing voting instructions by the internet or by telephone. If you do not provide voting instructions (or if your instructions are incomplete or unclear) as to one or more of the matters to be voted on, the plan trustees will vote your proportionate interest in shares held by the ESOP Fund for the voting choice with respect to each applicable proposal that receives the greatest number of votes based on voting instructions received from ESOP Fund participants. Similarly, the plan trustees will vote your uninstructed proportionate interest in shares held by the Company Stock Fund for the voting choice with respect to each applicable proposal that receives the greatest number of votes based on voting instructions received from the Company Stock Fund participants. For shares of RTX Common Stock held in the ESOP Fund that are not allocated to participant accounts, the plan trustees will vote the unallocated shares for the voting choice with respect to each applicable proposal that receives the greatest number of votes from those ESOP Fund participants who have submitted voting instructions.

Earlier Voting Deadline for Participants in a Savings Plan Sponsored by RTX. Broadridge Financial Solutions must receive your voting instructions by 11:59 p.m. Eastern time on Monday, April 29, 2024, so that it will have time to tabulate all voting instructions of participants and communicate those instructions to the trustees, who will vote the shares held by the savings plans. Because the plan trustees are designated to vote on your behalf, you will not be able to vote your shares held in a savings plan virtually at the Annual Meeting.

Changing Your Vote. If you are a registered shareowner:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.

- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
  OR
- Vote virtually during the Annual Meeting.

If you are a beneficial shareowner, ask your bank, brokerage firm or other intermediary about how to revoke or change your voting instructions.

HOW WILL MY SHARES BE VOTED?

Each share of RTX Common Stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares (other than shares held in an RTX employee savings plan) in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. We do not know of any such additional matters at this time.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation on the matter. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is entitled under New York Stock Exchange rules to vote your shares in its discretion only on Proposal 3 (appointment of the Independent Auditor) and is required to withhold a vote on each of the other Proposals, resulting in a so-called "broker non-vote."

HOW DO ABSTENTIONS AND BROKER NON-VOTES AFFECT THE VOTING RESULTS?

Matter	Vote Required for Approval	Impact of Abstentions	Impact of Broker Non-Votes
Election of Directors	Votes for a nominee must exceed 50% of the votes cast with respect to that nominee.	Not counted as votes cast; no impact on outcome.	Not counted as votes cast; no impact on outcome.
Advisory Vote to Approve Executive Compensation	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not counted as shares entitled to vote; no impact on outcome.
Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2024	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not applicable.
Approve an Amendment to the RTX Corporation 2018 Long-Term Incentive Plan	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not counted as shares entitled to vote; no impact on outcome.
Shareowner Proposal Requesting a Lobbying Transparency Report	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not counted as shares entitled to vote; no impact on outcome.
Shareowner Proposal Requesting a Report on Full Value Chain Emissions Reduction Plan	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not counted as shares entitled to vote; no impact on outcome.
Shareowner Proposal Requesting a Human Rights Impact Assessment	The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval.	An abstention is treated as present and entitled to vote and therefore has the effect of a vote against approval.	Not counted as shares entitled to vote; no impact on outcome.

WHAT HAPPENS IF A DIRECTOR IN AN UNCONTESTED ELECTION RECEIVES MORE VOTES "AGAINST" THAN "FOR" THEIR ELECTION?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes cast "for" their election must, under RTX's Governance Guidelines, promptly tender their resignation to the Chair of the Governance Committee following certification of the shareowner vote. The Governance Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Governance Committee's recommendation or the Board's consideration.

Under our Corporate Governance Guidelines, the Board must act on the Governance Committee's recommendation no later than 90 days after the date of the shareowners' meeting. Regardless of whether the Board accepts or rejects the resignation, RTX must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Governance Committee also will recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the RTX Bylaws, a vacancy arising in these circumstances may be filled, at the discretion of the Board, by a majority vote of the directors or at a special meeting of shareowners called by the Board in accordance with the Bylaws.

WHO COUNTS THE VOTES?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareowner confidential and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareowner votes in a contested proxy solicitation.

HOW MAY THE COMPANY SOLICIT MY PROXY?

We will pay the cost of soliciting proxies. Proxies may be solicited on behalf of RTX by directors, officers or employees of RTX in person or by telephone, facsimile or other electronic means. We have retained D.F. King & Co., Inc. ("D.F. King") to assist in the distribution and solicitation of proxies. Based on our agreement with D.F. King, we anticipate paying fees ranging from approximately $35,000 up to approximately $100,000, plus out-of-pocket expenses, for these services, depending upon the extent of proxy solicitation efforts undertaken.

As required by the SEC and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY?

To conserve natural resources and reduce costs, we are sending most shareowners a notice of internet availability of proxy materials, as permitted by SEC rules. The notice of internet availability of proxy materials explains how you can access RTX's proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future annual meetings.

HOW CAN I RECEIVE MY PROXY MATERIALS ELECTRONICALLY?

To conserve resources and reduce costs, we encourage shareowners to access their proxy materials electronically.

If you are a registered shareowner, you can sign up at www.computershare-na.com/green to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access RTX's Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future annual meeting.

If you are a beneficial shareowner, you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary, or by contacting Broadridge at https://enroll.icsdelivery.com/rtx.

WHAT IF I SHARE THE SAME ADDRESS AS ANOTHER RTX SHAREOWNER?

If you share an address with one or more other RTX shareowners, you may have received only a single copy of the Annual Report, Proxy Statement or notice of internet availability of proxy materials for your entire household. This practice, known as "householding," is intended to conserve resources and reduce printing and mailing costs.

If you are a registered shareowner and you prefer to receive a separate Annual Report, Proxy Statement or notice of internet availability of proxy materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, please contact Computershare at 1-800-488-9281. If you are a beneficial shareowner, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

HOW CAN I RECEIVE A COPY OF THE COMPANY'S 2023 ANNUAL REPORT ON FORM 10-K?

RTX will provide, without charge, a copy of the Annual Report on Form 10-K to any shareowner upon a request directed to the RTX Corporate Secretary (see page 115 for contact information).

HOW DO I SUBMIT PROPOSALS AND NOMINATIONS FOR THE 2025 ANNUAL MEETING?

Shareowner Proposals. To submit a shareowner proposal to be considered for inclusion in RTX's Proxy Statement for the 2025 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by November 11, 2024.

To introduce a proposal for vote at the 2025 Annual Meeting (other than a shareowner proposal included in the Proxy Statement in accordance with SEC Rule 14a-8), RTX's Bylaws require that the shareowner send advance written notice to the RTX Corporate Secretary for receipt no earlier than January 2, 2025, and no later than February 1, 2025. This notice must include the information specified by Section 1.10 of the Bylaws, a copy of which is available on our website at www.rtx.com.

Director Nominations at the 2025 Annual Meeting. RTX's Bylaws require that a shareowner who wishes to nominate a candidate for election as a director at the 2025 Annual Meeting (other than pursuant to the "proxy access" provisions of Section 1.12 of the Bylaws) must send advance written notice to the RTX Corporate Secretary for receipt no earlier than January 2, 2025, and no later than February 1, 2025. This notice must include the information, documents and agreements specified by Section 1.10 of the Bylaws, a copy of which is available on our website at www.rtx.com.

Director Nominations by Proxy Access. RTX's Bylaws require that an eligible shareowner who wishes to have a nominee of that shareowner included in RTX's proxy materials for the 2025 Annual Meeting pursuant to the "proxy access" provisions of Section 1.12 of our Bylaws send advance written notice to the RTX Corporate Secretary for receipt no earlier than October 12, 2024, and no later than November 11, 2024. This notice must include the information, documents and agreements specified by Section 1.12 of the Bylaws, a copy of which is available on our website at www.rtx.com.

HOW DO I CONTACT THE CORPORATE SECRETARY'S OFFICE?

Shareowners may contact RTX's Corporate Secretary's Office by one of the two methods shown below:

Communication Method	Contact Information
Write a letter	RTX Corporate Secretary RTX Corporation 1000 Wilson Blvd. Arlington, VA 22209
Send an email	corpsec@rtx.com

Our Bylaws and other governance documents are available under the Corporate Governance section of the Company website at www.rtx.com.

Other Important Information

Cautionary Note Concerning Factors That May Affect Future Results. This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid, and are not statements of historical fact. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "commit," "commitment," "anticipate," "will," "should," "see," "guidance," "outlook," "goals," "objectives," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases (including the accelerated share repurchase program), tax payments and rates, research and development spending, cost savings, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, a rare condition in powder metal used to manufacture certain engine parts requiring accelerated inspection of the PW1100G-JM (PW1100) Geared Turbofan (GTF) fleet (herein referred to as the Powder Metal Matter) and related matters and activities, including without limitation other engine models that may be impacted, anticipated benefits to RTX of its segment realignment, pending dispositions of Raytheon's Cybersecurity, Intelligence and Services business and Collins' actuation and flight control business, targets and commitments (including for share repurchases or otherwise), and other statements which are not solely historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of changes in economic, capital market and political conditions in the U.S. and globally, such as from the global sanctions and export controls with respect to Russia, and any changes therein, including related to financial market conditions, bank failures, and other banking industry disruptions, fluctuations in commodity prices or supply (including energy supply), inflation, interest rates and foreign currency exchange rates, disruptions in global supply chain and labor markets, and geopolitical risks;

- risks associated with U.S. government sales, including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a continuing resolution, a government shutdown, the debt ceiling or measures taken to avoid default, or otherwise, and uncertain funding of programs;

- risks relating to our performance on our contracts and programs, including our ability to control costs, and our inability to pass some or all of our costs on fixed price contracts to the customer;

- challenges in the development, production, delivery, support, and performance of RTX advanced technologies and new products and services and the realization of the anticipated benefits (including our expected returns under customer contracts), as well as the challenges of operating in RTX's highly-competitive industries;

- risks relating to RTX's reliance on U.S. and non-U.S. suppliers and commodity markets, including the effect of sanctions, delays and disruptions in the delivery of materials and services to RTX or its suppliers and price increases;

- risks relating to RTX international operations from, among other things, changes in trade policies and implementation of sanctions, foreign currency fluctuations, economic conditions, political factors, sales methods, and U.S. or local government regulations;

- the condition of the aerospace industry;

- the ability of RTX to attract, train and retain qualified personnel and maintain its culture and high ethical standards, and the ability of our personnel to continue to operate our facilities and businesses around the world;

- the scope, nature, timing and challenges of managing acquisitions, investments, divestitures and other transactions, including the realization of synergies and opportunities for growth and innovation, the assumption of liabilities, and other risks and incurrence of related costs and expenses, and risks related to completion of announced divestitures;

- compliance with legal, environmental, regulatory and other requirements, including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anticorruption requirements, such as the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations in the U.S. and other countries in which RTX and its businesses operate;

- the outcome of pending, threatened and future legal proceedings, investigations and other contingencies, including those related to U.S. government audits and disputes;

- factors that could impact RTX's ability to engage in desirable capital-raising or strategic transactions, including its credit rating, capital structure, levels of indebtedness and related obligations, capital expenditures and research and development spending, and capital deployment strategy including with respect to share repurchases, and the availability of credit, borrowing costs, credit market conditions, and other factors;

- uncertainties associated with the timing and scope of future repurchases by RTX of its common stock, including the ability to complete the accelerated share repurchase (ASR), the purchase price of the shares acquired pursuant to the ASR agreement, and the timing and duration of the ASR program, or declarations of cash dividends, which may be discontinued, accelerated, suspended or delayed at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;

- risks relating to realizing expected benefits from, incurring costs for, and successfully managing the Company's segment realignment effective July 1, 2023, and other RTX strategic initiatives such as cost reduction, restructuring, digital transformation and other operational initiatives;

- risks of additional tax exposures due to new tax legislation or other developments in the U.S. and other countries in which RTX and its businesses operate;

- risks relating to addressing the Powder Metal Matter, including, without limitation, the number and expected timing of shop visits, inspection results and scope of work to be performed, turnaround time, availability of parts, available capacity at overhaul facilities, outcomes of negotiations with impacted customers, and risks related to other engine models that may be impacted by the Powder Metal Matter, and in each case the timing and costs relating thereto, as well as other issues that could impact RTX product performance, including quality, reliability, or durability;

- risks relating to a RTX product safety failure or other failure affecting RTX's or its customers' or suppliers' products or systems;

- risks relating to cybersecurity, including cyber-attacks on RTX's information technology infrastructure, products, suppliers, customers and partners, and cybersecurity-related regulations;

- risks relating to our intellectual property and certain third party intellectual property;

- threats to RTX facilities and personnel, as well as other events outside of RTX's control such as public health crises, damaging weather or other acts of nature;

- the effect of changes in accounting estimates for our programs on our financial results;

- the effect of changes in pension and other postretirement plan estimates and assumptions and contributions;

- risks relating to an impairment of goodwill and other intangible assets;

- the effects of climate change and changing or new climate-related regulations, customer and market demands, products and technologies; and

- the intended qualification of (1) the Raytheon merger as a tax-free reorganization and (2) the separation transactions and other internal restructurings as tax-free to RTX (known before the Raytheon merger as United Technologies Corporation (UTC)) and former UTC shareowners, in each case, for U.S. federal income tax purposes.

In addition, our 2023 Annual Report on Form 10-K includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See "Note 17: Commitments and Contingencies" within Item 8 of the Form 10-K, the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Critical Accounting Estimates," "Results of Operations," and "Liquidity and Financial Condition," within Item 7 of the Form 10-K, and the sections titled Item 1A. "Risk Factors" and Item 3. "Legal Proceedings," of the Form 10-K. The Form 10-K also includes important information as to these factors in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Government Matters," within Item 7 of the Form 10-K, and in the "Business" section under the headings "General," "Business Segments," "Other Matters Relating to Our Business," and "Regulatory Matters." The forward-looking statements speak only as of the date of this Proxy Statement or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the Securities and Exchange Commission (SEC).

Corporate Governance Information, Code of Conduct and How to Contact the Board. RTX's Corporate Governance Guidelines (and related documents), the charters for each Board Committee and RTX's Code of Conduct are available on RTX's website (www.rtx.com). Printed copies will be provided, without charge, to any shareowner upon a request addressed to the Corporate Secretary through the contact information provided on page 115. The Code of Conduct applies to all directors and employees, including the principal executive, financial and accounting officers. Shareowners and other interested persons may send communications to the Board, the Lead Director or one or more independent directors by: (i) using the contact information provided on the Corporate Governance section of RTX's website (www.rtx.com); or (ii) letters addressed to the RTX Corporate Secretary (see page 115 for contact information). Communications relating to RTX's accounting, internal controls, auditing matters or business practices will be reviewed by the Corporate Vice President, Global Ethics and Compliance, and reported to the Audit Committee pursuant to the RTX Corporate Governance Guidelines. All other communications will be reviewed by the RTX Corporate Secretary and reported to the Board, as appropriate, pursuant to the Corporate Governance Guidelines.

Transactions with Related Persons. RTX has a written policy that requires the Board's Governance Committee to review and determine whether to approve or ratify transactions exceeding $120,000 in which RTX or a subsidiary is a participant and in which a related person has a direct or indirect material interest. A related person is defined as an RTX director or executive officer, a beneficial owner of more than five percent of RTX's outstanding shares, or an immediate family member of any of the foregoing persons. Under the policy, any potential related person transaction must be reported for review by the RTX Corporate Secretary who will, in consultation with the Corporate Vice President, Global Ethics and Compliance, assess whether the transaction may require review, approval or ratification by the Governance Committee. The Governance Committee determines whether each transaction presented to it should be approved (or, where applicable, ratified) or disapproved based on whether the transaction is determined to be in, or not inconsistent with, the best interests of RTX and its shareowners. In making this determination, the Governance Committee must take into consideration whether the transaction is on terms no less favorable to RTX than those available under similar circumstances with unaffiliated third parties and the extent of the related person's interest in the transaction. The policy generally permits employment of relatives of related persons possessing qualifications consistent with RTX's requirements for non-related persons in similar circumstances, provided the employment is approved by the Executive Vice President & Chief Human Resources Officer and the Corporate Vice President, Global Ethics and Compliance.

State Street Corporation ("State Street"), acting in various fiduciary capacities, filed a Schedule 13G with the SEC reporting that as of December 31, 2023, State Street and certain of its subsidiaries collectively were the beneficial owners of more than five percent of RTX's outstanding shares of Common Stock. A subsidiary of State Street is the trustee for the RTX Savings Plan Master Trust. Other State Street subsidiaries provide investment management services. During 2023, RTX paid State Street and its subsidiaries approximately $7.1 million for services as trustee, as investment managers and for administrative and other services.

BlackRock, Inc. ("BlackRock") filed a Schedule 13G with the SEC reporting that as of December 31, 2023, BlackRock and certain subsidiaries collectively were the beneficial owners of more than five percent of RTX's outstanding shares of Common Stock. During 2023, BlackRock acted as an investment manager for certain assets within RTX's global pension plans and employee savings plans. BlackRock received approximately $0.9 million for such services.

Zachary Hayes, an employee of Collins Aerospace, is the son of RTX's CEO, Gregory Hayes. In 2023, Zachary Hayes received approximately $151,204 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Laurel Kremer, an employee of Collins Aerospace, is the daughter of Wesley Kremer, Special Advisor to the President & COO and former President of Raytheon. In 2023, Ms. Kremer received approximately $138,046 in total compensation, consisting of her salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Uri Shafir, the brother-in-law of RTX's CEO, Gregory Hayes, became an employee of RTX's Corporate Office in February 2024. It is expected that in 2024, Mr. Shafir will receive more than $120,000 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Melissa Spiegelhalter, an employee of Collins Aerospace, is the sister-in-law of Stephen Timm, the President of Collins Aerospace. In 2023, Ms. Spiegelhalter received approximately $128,652 in total compensation, consisting of her salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Emiliya S. West, an employee of RTX's Corporate Office, is the sister-in-law of RTX's CEO, Gregory Hayes. In 2023, Ms. West received approximately $228,540 in total compensation, consisting of her salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Roderick Williams, an employee of Pratt & Whitney, is the spouse of Dantaya Williams, RTX's Executive Vice President & Chief Human Resources Officer. In 2023, Mr. Williams received approximately $290,673 in total compensation, consisting of his salary and participation in employee benefit plans and programs generally made available to employees of similar responsibility levels.

Each of the relationships described above was reviewed and approved in accordance with RTX's Related Person Transactions Policy, which is available on our website (www.rtx.com).

Delinquent Section 16(a) Reports. Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of holdings and transactions in our common stock with the SEC and the NYSE. Based on our records and other information, we believe that, in 2023, none of our directors, executive officers or 10% shareowners failed to file a required report on time.

Incorporation by Reference. In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 10: Employee Benefit Plans and Note 19: Stock Based Compensation, to the Consolidated Financial Statements in RTX's 2023 Annual Report on Form 10-K filed on February 5, 2024; these are the only portions of such filings that are incorporated by reference in this Proxy Statement.

Company Names, Trademarks and Trade Names. RTX Corporation and its subsidiaries' names, abbreviations thereof, logos and product and service designators are either the registered or unregistered trademarks or trade names of RTX Corporation and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Websites. The links to our website or any third-party website provided in these proxy materials have been provided for convenience purposes only, and the content contained therein is not incorporated by reference into these proxy materials unless otherwise specified.

Appendix A: Reconciliation of GAAP Measures to Corresponding Non-GAAP Measures

The financial information presented is on a continuing operations basis.

RECONCILIATION OF NET SALES (GAAP) TO ADJUSTED NET SALES (NON-GAAP)

(dollars in millions)	2021	2022	2023
Net sales	$64,388	$67,074	$68,920
Adjustments to net sales:			
Net significant and/or nonrecurring items	–	–	$5,385
Adjusted net sales	$64,388	$67,074	$74,305

RECONCILIATION OF NET INCOME AND DILUTED EARNINGS PER SHARE (GAAP) TO ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE (NON-GAAP)

(dollars in millions, except per share amounts)	2021	2022	2023
Net income from continuing operations attributable to common shareowners	$3,897	$5,216	$3,195
Adjustments to net income from continuing operations attributable to common shareowners:			
Restructuring costs	$143	$115	$246
Acquisition accounting adjustments	$2,203	$1,893	$1,998
Significant and/or nonrecurring items included in operating profit	($41)	$401	$3,090
Significant and/or nonrecurring items included in non-service pension income	$17	$2	$4
Significant and/or nonrecurring items included in interest expense, net	–	–	($11)
Debt extinguishment costs	$649	–	–
Tax effect of restructuring and significant and/or nonrecurring items above	($535)	($518)	($1,191)
Significant and/or nonrecurring items included in income tax expense (benefit)	$96	–	($48)
Significant and/or nonrecurring items included in noncontrolling Interest	$16	($11)	($20)
Total adjustments to net income from continuing operations attributable to common shareowners	$2,548	$1,882	$4,068
Adjusted net income from continuing operations attributable to common shareowners	$6,445	$7,098	$7,263
Weighted average diluted shares outstanding	1,508.5	1,485.9	1,435.4
Diluted earnings per share—net income from continuing operations	$2.58	$3.51	$2.23
Impact of significant and/or nonrecurring items on diluted earnings per share	$1.69	$1.27	$2.83
Adjusted diluted earnings per share—net income from continuing operations	$4.27	$4.78	$5.06

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS (GAAP) TO FREE CASH FLOW (NON-GAAP)

(dollars in millions)	2021	2022	2023
Net cash flows provided by operating activities from continuing operations	$7,142	$7,168	$7,883
Less: Capital expenditures	$2,134	$2,288	$2,415
Free cash flow from continuing operations	$5,008	$4,880	$5,468

USE AND DEFINITIONS OF NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information but should not be considered in isolation or as substitutes for the related GAAP measures. We believe that these non-GAAP measures provide investors with additional insight into the Company's ongoing business performance. Other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this Appendix. Below are our non-GAAP financial measures:

Non-GAAP measure	Definition
Adjusted net sales	Represents consolidated net sales (a GAAP measure), excluding net significant and/or nonrecurring items[1] (hereinafter referred to as "net significant and/or nonrecurring items").
Organic sales	Organic sales represents the change in consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding twelve months and net significant and/or nonrecurring items.
Adjusted operating profit (loss) and margin	Adjusted operating profit (loss) represents operating profit (loss) (a GAAP measure), excluding restructuring costs, acquisition accounting adjustments and net significant and/or nonrecurring items. Adjusted operating profit margin represents adjusted operating profit (loss) as a percentage of adjusted net sales.
Segment operating profit (loss) and margin	Segment operating profit (loss) represents operating profit (loss) (a GAAP measure) excluding Acquisition Accounting Adjustments,[2] the FAS/CAS operating adjustment,[3] Corporate expenses and other unallocated items, and Eliminations and other. Segment operating profit margin represents segment operating profit (loss) as a percentage of segment sales (net sales, excluding Eliminations and other).
Adjusted segment sales	Represents consolidated net sales (a GAAP measure) excluding eliminations and other and net significant and/or nonrecurring items.
Adjusted segment operating profit (loss) and margin	Adjusted segment operating profit (loss) represents segment operating profit (loss) excluding restructuring costs, and net significant and/or nonrecurring items. Adjusted segment operating profit margin represents adjusted segment operating profit (loss) as a percentage of adjusted segment sales (adjusted net sales excluding Eliminations and other).
Adjusted net income	Adjusted net income represents net income from continuing operations (a GAAP measure), excluding restructuring costs, acquisition accounting adjustments and net significant and/or nonrecurring items.
Adjusted earnings per share (EPS)	Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding restructuring costs, acquisition accounting adjustments and net significant and/or nonrecurring items.
Free cash flow	Free cash flow represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing RTX's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of RTX's common stock and distribution of earnings to shareowners.

(1) Net significant and/or nonrecurring items represent significant nonoperational items and/or significant operational items that may occur at irregular intervals.

(2) Acquisition Accounting Adjustments include the amortization of acquired intangible assets related to acquisitions, the amortization of the property, plant and equipment fair value adjustment acquired through acquisitions, the amortization of customer contractual obligations related to loss making or below market contracts acquired, and goodwill impairment.

(3) The FAS/CAS operating adjustment represents the difference between the service cost component of our pension and postretirement benefit (PRB) expense under the Financial Accounting Standards (FAS) requirements of GAAP and our pension and PRB expense under US Government Cost Accounting Standards (CAS) primarily related to our Raytheon segment.

When we provide our expectation for adjusted net sales, organic sales, adjusted operating profit (loss) and margin, adjusted segment operating profit (loss) and margin, adjusted EPS and free cash flow on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures, as described above, generally are not available without unreasonable effort due to potentially high variability, complexity, and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.

Appendix B: Financial Performance Metrics Used in Incentive Compensation Plans

Financial performance metrics defined below are used solely for 2023 incentive plan purposes. All performance measures are based on results from continuing operations, unless otherwise noted.

Plan	Metric	RTX	Business Units
Annual incentives	Earnings Metric	RTX's net income attributable to common shareowners (as reported in the 2023 Annual Report on Form 10-K), adjusted for changes in tax laws and accounting rules, restructuring, the impact of acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items.	Business unit operating income (as reported in the 2023 Annual Report on Form 10-K), adjusted for changes in tax laws and accounting rules, restructuring costs, the impact of acquisitions and divestitures (including acquisition accounting adjustments), and significant and/or nonrecurring items.
	Free Cash Flow Metric	Consolidated net cash flow provided by operating activities, less capital expenditures (both as reported in the 2023 Annual Report on Form 10-K), adjusted for changes in tax laws and accounting rules, restructuring, the impact of acquisitions and divestitures, and significant and/or nonrecurring items.	Internal measure based on business unit net cash flow provided by operating activities, less capital expenditures, adjusted for changes in tax laws and accounting rules, restructuring, the impact of acquisitions and divestitures, and significant and/or nonrecurring items.
Long-term incentives	Adjusted Earnings Per Share Metric	Net income from continuing operations divided by weighted average diluted shares outstanding, subject to adjustments for changes in tax laws and/or accounting rules, the impact of acquisitions and divestitures (including acquisition accounting adjustments), restructuring, nonrecurring and other significant, nonoperational items, nonoperating pension and postretirement income or expense, and changes in asset or liability valuations of deferred compensation plans recognized in interest income/expense.	
	Return on Invested Capital Metric	Quarterly average of the ratio of net operating profit after tax ("NOPAT") to Invested Capital (total debt less cash plus equity), on a continuing operations basis, and subject to certain adjustments as detailed below. NOPAT excludes noncontrolling interest, non-service pension income/expense, the impact of acquisitions and divestitures (including acquisition accounting adjustments), the impact of foreign exchange fluctuations, material one-time tax charges, restructuring, nonrecurring and other significant, nonoperational items and changes in tax laws and/or accounting rules. Invested Capital excludes accumulated other comprehensive income, cash and equivalents, acquisition and divestiture borrowings, the impact of acquisitions and divestitures, and changes in tax laws and/or accounting rules.	
	Relative Total Shareowner Return Metric	The percentage change in stock price over the cumulative three-year performance period (plus reinvested dividends) divided by the stock price at the beginning of the performance period, calculated using the trailing November/December average adjusted closing stock price prior to and at the end of the three-year period for RTX and each of the companies within the S&P 500 Index and our Core A&D Peers.	

For the financial performance metric definitions for the 2021-2023 performance share units, see our proxy statement filed on March 14, 2022.

Appendix C: RTX Corporation Long-Term Incentive Plan

RTX CORPORATION LONG-TERM INCENTIVE PLAN

SECTION 1: PURPOSE; DEFINITIONS

The purpose of this Plan is to enable the Corporation to implement a compensation program that correlates compensation opportunities with shareowner value, focuses Management on long-term, sustainable performance and provides the Corporation with a competitive advantage in attracting, retaining and motivating officers, employees and directors.

For purposes of this Plan, the following terms are defined as set forth below:

a. "Affiliate" means a company or other entity in which the Corporation has an equity or other financial interest, including joint ventures and partnerships.

b. "Applicable Exchange" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

c. "Award" means a Stock Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Stock-Based Award or Cash Award granted pursuant to the terms of this Plan.

d. "Award Agreement" means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

e. "Board" means the Board of Directors of the Corporation.

f. "Business Combination" has the meaning set forth in Section 10(e)(iii).

g. "Cash Award" means an award granted to a Participant under Section 9 of this Plan.

h. "Cause" means, unless otherwise provided in an Award Agreement: (i) conduct involving a felony criminal offense under U.S. federal or state law or an equivalent violation of the laws of any other country; (ii) dishonesty, fraud, self-dealing or material violations of civil law in the course of fulfilling the Participant's employment duties; (iii) breach of the Participant's intellectual property agreement or other written agreement with the Corporation; (iv) willful misconduct injurious to the Corporation or any of its Subsidiaries or Affiliates as shall be determined by the Committee; (v) negligent conduct injurious to the Corporation and any of its Subsidiaries and Affiliates, including negligent supervision of a subordinate who causes significant harm to the Corporation as determined by the Committee; or (vi) prior to a Change-in-Control, such other events as shall be determined by the Committee. Notwithstanding the general rule of Section 2(c), following a Change-in-Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

i. "Change-in-Control" has the meaning set forth in Section 10(e).

j. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

k. "Committee" means the Committee referred to in Section 2.

l. "Common Stock" means common stock, par value $1 per Share, of the Corporation.

m. "Corporate Transaction" has the meaning set forth in Section 3(e).

n.   "Corporation" means RTX Corporation, a Delaware corporation, or its successor.

o.   "Disability" means permanent and total disability as determined under the Corporation's long-term disability plan applicable to the Participant, or if there is no such plan applicable to the Participant, "Disability" means a determination of total disability by the Social Security Administration; provided that, in either case, the Participant's condition also qualifies as a "disability" for purposes of Section 409A(a)(2)(C) of the Code, with respect to an Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code.

p.   "Disaffiliation" means a Subsidiary's or an Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including as a result of a public offering, or a spinoff or sale by the Corporation, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Corporation and its Affiliates.

q.   "Effective Date" has the meaning set forth in Section 12(a).

r.   "Eligible Individuals" means directors, officers and employees of the Corporation or any of its Subsidiaries or Affiliates, and prospective directors, officers and employees who have accepted offers of employment or consultancy from the Corporation or its Subsidiaries or Affiliates.

s.   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

t.   "Fair Market Value" means, except as otherwise determined by the Committee, the closing price of a Share on the Applicable Exchange on the date of measurement or, if Shares were not traded on the Applicable Exchange on such measurement date, then on the preceding date on which Shares were traded on the Applicable Exchange, as reported by such source as the Committee may select. If there is no regular public trading market for such Common Stock, the Fair Market Value of the Common Stock shall be determined by the Committee in good faith and, to the extent applicable, such determination shall be made in a manner that satisfies Sections 409A and Sections 422(c)(1) of the Code.

u.   "Forfeiture Amount" has the meaning set forth in Section 14(i).

v.   "Full-Value Award" means any Award other than a Stock Appreciation Right, Stock Option or Cash Award.

w.   "Good Reason" means, the occurrence of any of the following without a Participant's consent: (i) a material reduction in the Participant's annual base salary, annual bonus opportunities, long-term incentive opportunities or other compensation and benefits in the aggregate from those in effect immediately prior to the Change-in-Control; (ii) a material diminution in the Participant's title, duties, authority, responsibilities, functions or reporting relationship from those in effect immediately prior to the Change-in-Control; or (iii) a mandatory relocation of the Participant's principal location of employment greater than 50 miles from immediately prior to the Change-in-Control. In order to invoke a termination for Good Reason, the Participant shall provide written notice to the Corporation of the existence of one or more of the conditions described in clauses (i) through (iii) within 90 days following the Participant's knowledge of the initial existence of such condition or conditions, and the Corporation shall have 30 days following receipt of such written notice (the "Cure Period") during which it may cure the condition, if curable. If the Corporation fails to cure the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within one year following the end of the Cure Period in order for such termination to constitute a termination for Good Reason. The Participant's mental or physical incapacity following the occurrence of an event described above in clauses (i) through (iii) shall not affect the Participant's ability to terminate employment for Good Reason.

x.   "Grant Date" means (i) the date on which the Committee or its delegate, as applicable, selects an Eligible Individual to receive a grant of an Award and determines the number of Shares, or the formula for earning a number of Shares, to be subject to such Award or the cash amount subject to such Award and all other material terms applicable to such Award; or (ii) such later date as the Committee or its delegate shall provide.

y.   "Incentive Stock Option" means any Stock Option designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

z.   "Incumbent Board" has the meaning set forth in Section 10(e)(ii).

aa. "Individual Agreement" means, after a Change-in-Control, (i) a change-in-control or severance agreement between a Participant and the Corporation or one of its Affiliates, or (ii) a change-in-control or severance plan covering a Participant that is sponsored by the Corporation or one of its Affiliates.

bb. "Nonqualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

cc. "Other Stock-Based Award" means an award granted to a Participant under Section 8 of this Plan.

dd. "Outstanding Corporation Common Stock" has the meaning set forth in Section 10(e)(i).

ee. "Outstanding Corporation Voting Securities" has the meaning set forth in Section 10(e)(i).

ff. "Participant" means an Eligible Individual to whom an Award is or has been granted.

gg. "Performance Goals" means the performance goals established by the Committee in connection with the grant of an Award, which may be based on attainment of specified levels of one or more of the following measures, or of any other measures determined by the Committee in its discretion: stock price, total shareholder return, earnings (whether based on earnings before taxes, earnings before interest and taxes, or earnings before interest, taxes, depreciation and amortization), earnings per share, return on equity, return on sales, return on assets or operating or net assets, market share, objective customer service measures or indices, pre- or after-tax income, net income, cash flow (before or after dividends or other adjustments), free cash flow, cash flow per share (before or after dividends or other adjustments), gross margin, working capital and gross inventory turnover, risk-based capital, revenues, revenue growth, return on capital (whether based on return on total capital or return on invested capital), cost control, gross profit, operating profit, and unit volume, sales, in each case with respect to the Corporation or any one or more Subsidiaries, Affiliates, divisions, business units or business segments thereof, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).

hh. "Person" has the meaning set forth in Section 10(e)(i).

ii. "Plan" means the RTX Corporation Long-Term Incentive Plan, as set forth herein and as amended from time to time.

jj. "Prior Plan" means the amended and restated United Technologies Corporation Long-Term Incentive Plan.

kk. "Replaced Award" has the meaning set forth in Section 10(b).

ll. "Replacement Award" has the meaning set forth in Section 10(b).

mm. "Section 16(b)" has the meaning set forth in Section 11(a).

nn. "Share" means a share of the Corporation's Common Stock.

oo. "Stock Appreciation Right" means an Award granted under Section 5(a).

pp. "Stock Option" means an Award granted under Section 5(b).

qq. "Subsidiary" means any corporation, partnership, joint venture, limited company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Corporation or any successor to the Corporation.

rr. "Term" means the maximum period during which a Stock Appreciation Right or Stock Option may remain outstanding, subject to earlier termination upon Termination of Service or otherwise, as specified in the applicable Award Agreement.

ss. "Termination of Service" means the termination of the applicable Participant's employment with, or performance of services for, the Corporation and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee: (i) if a Participant's employment with the Corporation and its Affiliates terminates but such Participant continues to provide services to the Corporation and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Service, (ii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Corporation and its Affiliates shall also be deemed to incur a Termination of Service if, as a result of a Disaffiliation, such Subsidiary, Affiliate or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Corporation or another Subsidiary or Affiliate, and (iii) a Participant shall not be deemed to have incurred a Termination of Service solely by reason of such individual's incurrence of a Disability. Temporary absences from employment because of illness, vacation or leave of absence, and transfers among the Corporation and its Subsidiaries and Affiliates shall not be considered a Termination of Service. Absences from employment by reason of notice periods, garden leaves or similar paid leaves implemented in contemplation of a permanent termination of employment shall not be recognized as service under this Plan. Notwithstanding the foregoing provisions of this definition, with respect to any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code, a Participant shall not be considered to have experienced a "Termination of Service" unless the Participant has experienced a "separation from service" within the meaning of Section 409A of the Code (a "Separation from Service"), and a Separation from Service shall be deemed to occur where the

Participant and the Corporation and its Subsidiaries and Affiliates reasonably anticipate that the bona fide level of services that the Participant will perform (whether as an employee or as an independent contractor) will be permanently reduced to a level that is less than thirty-seven and a half percent (37.5%) of the average level of bona fide services the Participant performed during the immediately preceding 36 months (or the entire period the Participant has provided services if the Participant has been providing services to the Corporation and/or any of its Subsidiaries or Affiliates for less than 36 months).

SECTION 2. ADMINISTRATION

a. *Committee.* This Plan shall be administered by the Board directly, or if the Board elects, by the Human Capital & Compensation Committee or such other committee of the Board as the Board may from time to time designate, which committee shall be composed of not less than two directors and shall be appointed by and serve at the pleasure of the Board. All references in this Plan to the "Committee" refer to the Board as a whole, unless a separate committee has been designated or authorized consistent with the foregoing.

    Subject to the terms and conditions of this Plan, the Committee shall have absolute authority:

    i.   To select the Eligible Individuals to whom Awards may from time to time be granted;

    ii. To determine whether and to what extent Stock Appreciation Rights, Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Units, Restricted Stock, Other Stock-Based Awards and Cash Awards, or any combination thereof are to be granted hereunder;

    iii. To determine the number of Shares to be covered by each Award granted hereunder;

    iv. To approve the form of any Award Agreement and determine the terms and conditions of any Award granted hereunder, including, but not limited to, the exercise price (subject to Section 5(c)), any vesting condition, restriction or limitation (which may be related to the performance of the Participant, the Corporation or any Subsidiary or Affiliate), treatment on Termination of Service, and any vesting acceleration or forfeiture waiver regarding any Award and the Shares relating thereto, based on such factors as the Committee shall determine;

    v.   To modify, amend or adjust the terms and conditions (including, but not limited to, Performance Goals and measured results when necessary or appropriate for the purposes of preserving the validity of the goals as originally set by the Committee) of any Award (subject to Sections 5(d) and 5(e)), from time to time, including, without limitation, in order to comply with tax and securities laws, including laws of countries outside of the United States, and to comply with changes of law and accounting standards;

    vi. To establish sub-plans and to determine to what extent and under what circumstances Common Stock or cash payable with respect to an Award shall be deferred either automatically or at the election of a Participant under such sub-plans;

    vii. To determine under what circumstances an Award may be settled in cash, Shares, other property or a combination of the foregoing;

    viii. To adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan as it shall, from time to time, deem advisable;

    ix. To establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

    x.   To interpret the terms and provisions of this Plan and any Award issued under this Plan (and any Award Agreement relating thereto);

    xi. To decide all other matters that must be determined in connection with an Award; and

    xii. To otherwise administer this Plan.

b. *Procedures.*

    i.   The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law, including Section 157(c) of the Delaware General Corporation Law, or the listing standards of the Applicable Exchange, allocate all or any portion of its responsibilities and powers to any one or more of its members, and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

ii. Subject to Section 11(a), any authority granted to the Committee may be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

c. *Discretion of Committee.* Subject to Section 1(i), any determination made by the Committee or pursuant to delegated authority under the provisions of this Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of this Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated person pursuant to the provisions of this Plan shall be final, binding and conclusive on all persons, including the Corporation, Participants and Eligible Individuals.

d. *Cancellation or Suspension.* Subject to Section 5(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended.

e. *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Participant's acceptance of the applicable Award Agreement within the time period specified in the Award Agreement, unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12(d) hereof.

f. *Minimum Vesting Requirement.* Awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided that the foregoing minimum vesting requirement shall not apply as determined by the Committee in its sole discretion to: (i) substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; (ii) Awards held by Participants who experience a Termination of Service, as defined in Section 1(ss)(ii), as a direct result of a Corporate Transaction, for which the Committee or its delegate, as applicable, has deemed it appropriate and equitable to make an adjustment to the vesting period of such Awards to allow for accelerated vesting or continued vesting (in the case of performance based Awards); (iii) Awards held by Participants who experience a Termination of Service by reason of death or Disability; or (iv) Deferred Stock Unit Awards granted under the RTX Corporation Board of Directors Deferred Stock Unit Plan held by non-employee Directors who experience a Termination of Service prior to the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareowners.

g. *Foreign Employees and Foreign Law Considerations.* The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States, who are not compensated from a payroll maintained in the United States, and/or who are otherwise subject to (or could cause the Corporation to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, and, in furtherance of such purposes, the Committee may adopt such procedures or sub-plans as may be necessary or advisable to comply with such legal or regulatory provisions.

SECTION 3. COMMON STOCK SUBJECT TO PLAN

a. *Authorized Shares.* The maximum number of Shares that may be issued pursuant to Awards granted under this Plan shall be the sum of: (i) 75 million; (ii) the total number of Shares remaining available for new awards under the Plan as of immediately prior to the Effective Date; and (iii) the total number of Shares subject to outstanding Awards under the Plan as of immediately prior to the Effective Date. Shares issued under this Plan may be authorized and unissued Shares, treasury Shares, or Shares purchased in the open market or otherwise, at the sole discretion of the Committee. Each Share issued pursuant to a Full-Value Award will result in a reduction of the number of Shares available for issuance under this Plan by 4.03 Shares. Each Share issued pursuant to a Stock Option or Stock Appreciation Right will result in a reduction of the number of Shares available for issuance under this Plan by one Share. To the extent that an award under this Plan is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan on the same share counting basis as provided under this paragraph (a).

b. *Prior Plan.* Awards outstanding under the Prior Plan as of the April 30, 2018, shall remain in full force and effect under the Prior Plan according to their respective terms, and to the extent that any such award is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan on the same share counting basis as provided under paragraph (a) under this Section 3 (i.e., each Share subject to a Prior Plan full-value award will be added back as 4.03 Shares and each Share subject to a Prior Plan Stock Option or Stock Appreciation Right will be added back as one Share); provided, however, that dividend equivalents may continue to be issued under the Corporation's Prior Plan in respect of awards granted under the Prior Plan which are outstanding as of the April 30, 2018.

c. *Individual Limits.* A Participant who is not a non-employee director may not be granted: (i) Stock Appreciation Rights and Stock Options in excess of 1 million Shares during any calendar year; (ii) Full-Value Awards in excess of 500,000 Shares during any calendar year; or (iii) Cash Awards in excess of $10 million. Compensation payable by the Corporation to any non-employee director of the Corporation, including Awards granted under this Plan (with Awards valued based on the fair value on the Grant Date for accounting purposes) and cash fees paid or credited, in respect of such non-employee director's service as a member of the Board during the calendar year, may not exceed $1.5 million during any single calendar year.

d. *Rules for Calculating Shares Issued.* To the extent that any Award is forfeited, terminates, expires or lapses instead of being exercised, or any Award is settled for cash, the Shares subject to such Awards will not be counted as Shares issued under this Plan. If the exercise price of any Stock Appreciation Right or Stock Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares (either actually or through a signed document affirming the Participant's ownership and delivery of such Shares) or the Corporation withholding Shares relating to such Award, the gross number of Shares subject to the Award shall nonetheless be deemed to have been issued under this Plan. Shares reacquired by the Corporation on the open market or otherwise using cash proceeds from the exercise of Stock Appreciation Rights or Stock Options shall not be available for Awards under the Plan.

e. *Adjustment Provisions.*

   i. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Corporation's direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Corporation or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to: (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan; (B) the various maximum limitations set forth in Section 3(c) applicable to the grants to individuals of certain types of Awards; (C) the number and kind of Shares or other securities subject to outstanding Awards; (D) financial goals or measured results to preserve the validity of the original goals set by the Committee; and (E) the exercise price of outstanding Awards.

   ii. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Corporation, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Corporation's shareholders, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to: (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan; (B) the various maximum limitations set forth in Section 3(c) applicable to the grants to individuals of certain types of Awards; (C) the number and kind of Shares or other securities subject to outstanding Awards; (D) financial goals or measured results to preserve the validity of the original goals set by the Committee; and (E) the exercise price of outstanding Awards.

   iii. In the case of Corporate Transactions, such adjustments may include: (A) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which shareholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of a Stock Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Stock Appreciation Right or Stock Option shall conclusively be deemed valid); (B) the substitution of other property (including cash or other securities of the Corporation and securities of entities other than the Corporation) for the Shares subject to outstanding Awards; and (C) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including other securities of the Corporation and securities of entities other than the Corporation), by the affected Subsidiary, Affiliate or division, or by the entity that controls such Subsidiary, Affiliate or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Corporation securities).

   iv. Any adjustments made pursuant to this Section 3(e) to Awards that are considered "nonqualified deferred compensation" subject to Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and any adjustments made pursuant to Section 3(e) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either: (A) the Awards continue not to constitute "deferred compensation" subject to Section 409A of the Code; or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.

v.   Any adjustment under this Section 3(e) need not be applied uniformly to all Participants.

SECTION 4: ELIGIBILITY

Awards may be granted under this Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Corporation and its subsidiaries or Parent Corporation (within the meaning of Section 424(f) of the Code).

SECTION 5: STOCK APPRECIATION RIGHTS AND STOCK OPTIONS

a.   *Nature of Stock Appreciation Rights.* Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, or Shares with a Fair Market Value, equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

b.   *Types of Stock Options.* Stock Options may be granted in the form of Incentive Stock Options or Nonqualified Stock Options. The Award Agreement for a Stock Option shall indicate whether the Stock Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

c.   *Exercise Price.* The exercise price per Share subject to a Stock Appreciation Right or Stock Option shall be determined by the Committee and set forth in the applicable Award Agreement and shall not be less than the Fair Market Value of a Share on the applicable Grant Date. In no event may any Stock Appreciation Right or Stock Option granted under this Plan be amended, other than pursuant to Section 3(e), to decrease the exercise price thereof, be cancelled in exchange for cash (where such Stock Appreciation Right or Stock Option currently hold no value) or other Awards or in conjunction with the grant of any new Stock Appreciation Right or Stock Option with a lower exercise price, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a "repricing" of such Stock Appreciation Right or Stock Option, unless such amendment, cancellation or action is approved by the Corporation's shareholders.

d.   *Term.* The Term of each Stock Appreciation Right and each Stock Option shall be fixed by the Committee, but no Stock Appreciation Right or Stock Option shall be exercisable more than 10 years after its Grant Date.

e.   *Exercisability; Method of Exercise.* Except as otherwise provided herein, Stock Appreciation Rights and Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. Subject to the provisions of this Section 5, Stock Appreciation Rights and Stock Options may be exercised, in whole or in part, in accordance with the methods and procedures established by the Committee in the Award Agreement or otherwise.

f.   *Delivery; Rights of Shareowners.* A Participant shall not be entitled to delivery of Shares pursuant to the exercise of a Stock Appreciation Right or Stock Option until the exercise price therefore has been fully paid and applicable taxes have been withheld. Except as otherwise provided in Section 5(j), a Participant shall have all of the rights of a shareowner of the number of Shares deliverable pursuant to such Stock Appreciation Right or Stock Option (including, if applicable, the right to vote the applicable Shares), when the Participant: (i) has given written notice of exercise; (ii) if requested, has given the representation described in Section 14(a); and (iii) in the case of a Stock Option, has paid in full for such Shares.

g.   *Nontransferability of Stock Appreciation Rights and Stock Options.* No Stock Appreciation Right or Stock Option shall be transferable by a Participant other than by will or by the laws of descent and distribution. Any Stock Appreciation Right or Stock Option shall be exercisable, subject to the terms of this Plan, only by the Participant, the guardian or legal representative of the Participant, or any person to whom such Stock Appreciation Rights or Stock Option is transferred pursuant to this Section 5(g). For purposes of applying the terms of this Plan to such transferred Awards under this Section 5(g), the term "Participant" shall include such guardian, legal representative or other transferee; provided, however, that the term "Termination of Service" shall continue to refer to the Termination of Service of the original Participant.

h.   *Termination of Service.* The effect of a Participant's Termination of Service on any Stock Appreciation Right or Stock Option then held by the Participant shall be set forth in the applicable Award Agreement.

i.   *Additional Rules for Incentive Stock Options.* Notwithstanding any other provision of this Plan to the contrary, no Stock Option that is intended to qualify as an Incentive Stock Option may be granted to any Eligible Individual who at the time of such grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or of any Subsidiary, unless at the time such Stock Option is granted the exercise price is at least 110% of the Fair Market Value of a Share and such Stock Option by its terms is not exercisable after the expiration of five years from the date such Stock Option is granted. In addition, the aggregate Fair Market Value of the Common Stock (determined at the time a Stock Option for the Common Stock is granted) for which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year, under all of the incentive stock option plans of the Corporation and of any Subsidiary, may not exceed $100,000. To the extent a Stock Option that by its terms was intended to be an Incentive Stock Option exceeds this $100,000 limit, the portion of the Stock Option in excess of such limit shall be treated as a Nonqualified Stock Option.

j. *Dividends and Dividend Equivalents.* Dividends (whether paid in cash or Shares) and dividend equivalents may not be paid or accrued on Stock Appreciation Rights or Stock Options; provided that Stock Appreciation Rights and Stock Options may be adjusted under certain circumstances in accordance with the terms of Section 3(e).

SECTION 6: RESTRICTED STOCK

a. *Administration.* Shares of Restricted Stock are actual Shares issued to a Participant and may be awarded either alone or in addition to other Awards granted under this Plan. The Committee shall determine the Eligible Individuals to whom and the time or times at which grants of Restricted Stock will be awarded, the number of Shares to be awarded to any Eligible Individual, the conditions for vesting, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards, in addition to those contained in Section 6(c).

b. *Book Entry Registration or Certificated Shares.* Shares of Restricted Stock shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates registered in the name of the Participant and bearing an appropriate legend referring to the terms, conditions and restrictions applicable to such Award.

c. *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions and such other terms and conditions as are set forth in the applicable Award Agreement (including the vesting or forfeiture provisions applicable upon a Termination of Service):

  i. The Committee shall, prior to or at the time of grant, condition: (A) the vesting of an Award of Restricted Stock upon the continued service of the applicable Participant; or (B) the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including any applicable Performance Goals) need not be the same with respect to each recipient.

  ii. Subject to the provisions of this Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply, and until the expiration of such period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

d. *Rights of a Shareowner.* Except as provided in this Section 6 and the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a shareowner of the Corporation holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any dividends (subject to Section 14(e)).

e. *Termination of Service.* The effect of a Participant's Termination of Service on his or her Restricted Stock shall be set forth in the applicable Award Agreement.

SECTION 7: RESTRICTED STOCK UNITS

a. *Nature of Awards.* Restricted stock units and deferred stock units (together, "Restricted Stock Units") are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in a specified number of Shares or an amount of cash equal to the Fair Market Value of a specified number of Shares.

b. *Terms and Conditions.* Restricted Stock Units shall be subject to the following terms and conditions and such other terms and conditions as are set forth in the applicable Award Agreement (including the vesting or forfeiture provisions applicable upon a Termination of Service):

  i. The Committee shall, prior to or at the time of grant, condition: (A) the vesting of Restricted Stock Units upon the continued service of the applicable Participant; or (B) the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.

    ii.   The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments corresponding to the dividends payable on the Common Stock (subject to Section 14(e)).

c.   *Rights of a Shareowner.* A Participant to whom Restricted Stock Units are awarded shall have no rights as a shareowner with respect to the Shares represented by the Restricted Stock Units unless and until Shares are actually delivered to the Participant in settlement thereof.

d.   *Termination of Service.* The effect of a Participant's Termination of Service on his or her Restricted Stock Units shall be set forth in the applicable Award Agreement.

SECTION 8: OTHER STOCK-BASED AWARDS

The Committee may grant equity-based or equity-related awards not otherwise described herein in such amounts and subject to such terms and conditions consistent with the terms of this Plan as the Committee shall determine. Without limiting the generality of the preceding sentence, each such Other Stock-Based Award may: (a) involve the transfer of actual Shares to Participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of Shares; (b) be subject to performance-based and/or service-based conditions; (c) be in the form of phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or Share-denominated performance units, or other awards denominated in, or with a value determined by reference to, a number of Shares that is specified at the time of the grant of such award; and (d) be designed to comply with applicable laws of jurisdictions other than the United States.

SECTION 9: CASH AWARDS

The Committee may grant awards that are denominated and payable in cash in such amounts and subject to such terms and conditions consistent with the terms of this Plan as the Committee shall determine.

SECTION 10: CHANGE-IN-CONTROL PROVISIONS

a.   *General.* The provisions of this Section 10 shall, subject to Section 3(e), apply notwithstanding any other provision of this Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.

b.   *Impact of Change-in-Control.* Upon the occurrence of a Change-in-Control: (i) all then-outstanding Stock Appreciation Rights and Stock Options shall become fully vested and exercisable, all Full-Value Awards (other than performance-based Awards), and all Cash Awards (other than performance-based Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (a "Replacement Award") is provided to the Participant pursuant to Section 3(e) to replace such Award (any award intended to be replaced by a Replacement Award, a "Replaced Award"); and (ii) any performance-based Award that is not replaced by a Replacement Award shall be deemed to be earned and payable in an amount equal to the full value of such performance-based Award (with all applicable Performance Goals deemed achieved at the greater of (x) the applicable target level; and (y) the level of achievement as determined by the Committee not later than the date of the Change-in-Control, taking into account performance through the latest date preceding the Change-in-Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period).

c.   *Replacement Awards.* An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable performance period (or such shorter period as determined by the Committee) and the applicable Performance Goals shall be deemed to be achieved at the greater of: (x) the applicable target level; and (y) the level of achievement as determined by the Committee, taking into account performance through the latest date preceding the Change-in-Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period)); (ii) it has a value equal to the value of the Replaced Award as of the date of the Change-in-Control, as determined by the Committee in its sole discretion consistent with Section 3(e); (iii) the underlying Replaced Award was an equity-based award, it relates to publicly traded equity securities of the Corporation or the entity surviving the Corporation following the Change-in-Control; (iv) it contains terms relating to time-based vesting (including with respect to a Termination of Service) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change-in-Control) as of the date of the Change-in-Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change-in-Control. The determination whether the conditions of this Section 10(c) are satisfied shall be made by the Committee, as constituted immediately before the Change-in-Control, in its sole discretion.

d. *Termination of Service.* Notwithstanding any other provision of this Plan to the contrary, and unless otherwise determined by the Committee and set forth in the applicable Award Agreement, upon a Termination of Service of a Participant by the Corporation other than for Cause or by the Participant for Good Reason within 24 months (or such longer period as is specified in the applicable Award Agreement) following a Change-in-Control: (i) all Replacement Awards held by such Participant shall vest in full and be free of restrictions; and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, any Stock Appreciation Right or Stock Option held by the Participant as of the date of the Change-in-Control that remains outstanding as of the date of such Termination of Service may thereafter be exercised until the expiration of the stated full Term of such Stock Appreciation Right or Nonqualified Stock Option.

e. *Definition of Change-in-Control.* For purposes of this Plan, a "Change-in-Control" shall mean the happening of any of the following events:

i.   An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either: (1) the then outstanding Shares (the "Outstanding Corporation Common Stock"); or (2) the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change-in-Control: (1) any acquisition directly from the Corporation; (2) any acquisition by the Corporation; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any entity controlled by the Corporation; or (4) any acquisition by any entity pursuant to a transaction that complies with clauses (1), (2) and (3) of subsection (iii) of this Section 10(e); or

ii. A change in the composition of the Board such that the individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that, for purposes of this Section 10(e), any individual who becomes a member of the Board subsequent to the Effective Date whose election, or nomination for election by the Corporation's shareowners, was approved by a vote of at least two-thirds of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be considered as a member of the Incumbent Board; or

iii. The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Corporation or any of its subsidiaries; or sale or other disposition of all or substantially all of the assets of the Corporation; or the acquisition of assets or securities of another entity by the Corporation or any of its subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding Shares (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities, as the case may be; (2) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such entity resulting from such Business Combination) beneficially owns, directly or indirectly,

20% or more of, respectively, the then outstanding Shares (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination; and (3) at least a majority of the members of the Board of Directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

iv. The approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation.

f. Notwithstanding any other provision of this Plan, any Award Agreement or any Individual Agreement, for any Award that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, a Change-in-Control shall not constitute a settlement or distribution event with respect to such Award, or an event that otherwise changes the timing of settlement or distribution of such Award, unless the Change-in-Control also constitutes an event described in Section 409A(a) (2) (v) of the Code and the regulations promulgated thereunder (a "Section 409A CIC"); provided, however, that whether or not a Change-in-Control is a Section 409A CIC, such Change-in-Control shall result in the accelerated vesting of such Award to the extent provided by the Award Agreement, this Plan, any Individual Agreement or otherwise by the Committee.

SECTION 11: SECTION 16(B); SECTION 409A

a. The provisions of this Plan are intended to ensure that no transaction under this Plan is subject to (and all such transactions will be exempt from) the short-swing profit recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

b. This Plan and the Awards granted hereunder are intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that this Plan be administered and interpreted in all respects in accordance with Section 409A of the Code. Each payment under any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code. Notwithstanding any other provision of this Plan or any Award Agreement to the contrary, if a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Corporation), amounts that constitute "nonqualified deferred compensation" subject to Section 409A of the Code that would otherwise be payable by reason of a Participant's Separation from Service during the six-month period immediately following such Separation from Service shall instead be paid or provided on the first business day following the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within 30 days following the date of the Participant's death.

SECTION 12: TERM, AMENDMENT AND TERMINATION

a. *Effectiveness.* This Plan was originally approved by the Board on February 5, 2018, subject to and contingent upon approval by the Corporation's shareowners.

i. The Plan was amended and restated effective April 26, 2021, following approval by the Corporation's shareowners on such date.

ii. The Plan was further amended and restated effective as of October 1, 2023, for the purposes of renaming the Plan, the RTX Corporation 2018 Long-Term Incentive Plan, changing all company references from 'Raytheon Technologies Corporation' to 'RTX Corporation,' updating the name of the 'Compensation Committee' to the 'Human Capital & Compensation Committee,' clarifying that Awards are subject to all applicable clawback policies and certain other administrative changes.

iii. This amended and restated Plan will be effective May 2, 2024 (the "Effective Date"), renamed as the RTX Corporation Long-Term Incentive Plan, provided the Corporation's shareowners approve this Plan on such date.

b. *Termination.* This Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of this Plan.

c. *Amendment of Plan.* The Board or the Committee may amend, alter or discontinue this Plan, but no amendment, alteration or discontinuation shall be made that would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including Section 409A of the Code, Applicable Exchange listing standards, tax or accounting rules. In addition, no amendment shall be made without the approval of the Corporation's shareowners to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

d. *Amendment of Awards.* Subject to Section 5(c), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause this Plan or Award to comply with applicable law, including Section 409A of the Code, Applicable Exchange listing standards, tax or accounting rules.

SECTION 13: UNFUNDED STATUS OF PLAN

Neither the Corporation nor the Committee shall have any obligation to segregate assets or establish a trust or other arrangements to meet the obligations created under the Plan. Any liability of the Corporation to any Participant with respect to an Award shall be based solely upon contractual obligation created by the Plan and the Award Agreement. No such obligation shall be deemed to be secured by any pledge or encumbrance on the property of the Corporation.

SECTION 14: GENERAL PROVISIONS

a. *Conditions for Issuance.* The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Corporation in writing that such Participant is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of this Plan or agreements made pursuant thereto, the Corporation shall not be required to issue or deliver any Shares (whether in certificated or book-entry form) under this Plan prior to fulfillment of all of the following conditions:

   i. listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange;

   ii. any registration or other qualification of such Shares of the Corporation under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification that the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

   iii. obtaining any other consent, approval, or permit from any state or federal governmental agency that the Committee shall, in its absolute discretion, determine to be necessary or advisable.

b. *Additional Compensation Arrangements.* Nothing contained in this Plan shall prevent the Corporation or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

c. *No Contract of Employment.* This Plan shall not constitute a contract of employment, and adoption of this Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Corporation or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

d. *Required Taxes.* No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income, or employment or other tax purposes with respect to any Award under this Plan, such Participant shall pay to the Corporation, or make arrangements satisfactory to the Corporation regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Corporation, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the amount required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Corporation under this Plan shall be conditional on such payment or arrangements, and the Corporation and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

e. *Dividends and Dividend Equivalents.* Any dividends or dividend equivalents credited with respect to any Award will be subject to the same time- and/or performance-based vesting conditions applicable to such Award and shall, if vested, be delivered or paid at the same time as such Award.

f. *Designation of Death Beneficiary.* To the extent the Committee permits beneficiary designations, the Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant, after such Participant's death, may be exercised.

g. *Governing Law and Interpretation.* This Plan and all Awards made, and actions taken hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect. Whenever the words "include," "includes" or "including" are used in this Plan, they shall be deemed to be followed by the words "but not limited to" and the word "or" shall be understood to mean "and/or" where the context so requires.

h. *Nontransferability.* Awards under this Plan are not transferable except by will or by laws of descent and distribution. Furthermore, no Participant may enter into any agreement for the purpose of selling, transferring or otherwise engaging in any transaction that has the effect of exchanging his or her economic interest in any Award to another person or entity for a cash payment or other consideration unless first approved by a majority of the Corporation's shareowners.

i. *Clawback Policies.*

    i. All Awards granted under the Plan prior to December 6, 2020, remain subject to the terms and conditions of Section 14(i) of the Plan as in effect immediately prior to December 6, 2020.

    ii. All Awards granted under the Plan (whether before, on or after December 6, 2020, including any proceeds from such Awards (whether paid in Shares or cash), shall be subject as applicable to any compensation clawback, recoupment or other similar policies required by law or regulations, or as adopted by the Board of Directors or the Human Capital & Compensation Committee of the Board of Directors, as such policies may be in effect from time to time.

    iii. *Effect of Change-in-Control.* Notwithstanding the foregoing and notwithstanding anything to the contrary in any Award Agreement or otherwise, this Section 14(i) shall not be applicable to any Participant following a Change-in-Control, except as required by law.

    iv. *Nonexclusive Remedy.* This Section 14(i) shall be a nonexclusive remedy and nothing contained in this Section 14(i) shall preclude the Corporation from pursuing any other applicable remedies available to it, whether in addition to, or in lieu of (except as required by law) application of this Section 14(i).

RTX's business operating system, CORE, fuels a culture of continuous improvement across our company. This enables us to drive operational excellence, deliver groundbreaking solutions, and help our customers meet their most critical needs.

CORE Foundation

CORE

Identifying priorities

Identify the top priorities to drive alignment and performance across the enterprise to deliver value to our customers

Developing capabilities

Effective people, processes and tools drive high performing teams to execute for customers with operational excellence

Aligning goals

Execute consistent goal setting process and initiative prioritization, deployment, and execution method to enable a culture of teamwork across the company

Enabling environment

Create a work environment with a culture of empowerment and supportive leadership focused on meeting commitments

Customer Oriented Results and Excellence™



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